Donlin Creek Project
43-101 Technical Report

January 20, 2006

Prepared by:
Stanton Dodd, P.Geo.
NovaGold Resources, Inc.
Vancouver, B.C.

DONLIN CREEK PROJECT 43-101 TECHNICAL REPORT JANUARY 2006

C O N T E N T S

1.0	SUMMARY			1-1
2.0	INTRODUCTION			2-1
	2.1	Terms of Reference		2-2
3.0	RELIANCE ON OTHER EXPERTS			3-1
4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Mineral Tenure		4-1
	4.2	Agreements and Permits		4-5
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			5-1
6.0	HISTORY			6-1
	6.1	1996 Work		6-2
	6.2	1997 Work		6-3
	6.3	1998 Work		6-3
	6.4	1999 Work		6-3
	6.5	2000 Placer Dome Work		6-4
	6.6	2001 NovaGold Work		6-4
	6.7	2002 NovaGold Work		6-4
	6.8	2003 Placer Dome Work		6-5
	6.9	2004 Placer Dome Work		6-5
	6.10	2005 Placer Dome Work		6-5
7.0	GEOLOGICAL SETTING			7-1
	7.1	Regional Geology		7-1
	7.2	Property Geology		7-3
	7.3	Deposit Geology		7-5
		7.3.1	Stratigraphy	7-5
		7.3.2	Intrusive Lithologies	7-5
8.0	DEPOSIT TYPES			8-1
9.0	MINERALIZATION			9-1
10.0	EXPLORATION			10-1
	10.1	2002 NovaGold		10-1
	10.2	2005 Placer Dome		10-1
11.0	DRILLING			11-1
	11.1	2002 NovaGold		11-1

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	11.2	2005 Placer Dome		11-2
12.0	SAMPLING METHOD AND APPROACH			12-1
13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY			13-1
	13.1	Prior to 2005		13-1
	13.2	2005		13-1
14.0	DATA VERIFICATION			14-1
	14.1	Prior to 2005 Campaign		14-1
	14.2	2005 Campaign		14-1
15.0	ADJACENT PROPERTIES			15-1
16.0	MINERAL PROCESSING AND METALLURGICAL TESTING			16-1
	16.1	Overview		16-1
	16.2	Testwork Review		16-2
		16.2.1	Hazen Phases 1 and 2	16-2
		16.2.2	G&T and Dynatec	16-3
		16.2.3	AMTEL Gold Deportment Studies	16-4
		16.2.4	SGS Lakefield Grindability	16-5
		16.2.5	Hazen Grindability	16-5
		16.2.6	Polysius Testing	16-6
		16.2.7	Dorr-Oliver Eimco: Tailing Thickening	16-6
		16.2.8	SGS Lakefield Pyrite/Arsenopyrite Separation Tests	16-6
		16.2.9	Planned Future Testing	16-7
	16.3	Conclusions		16-7
	16.4	Recommendations		16-8
17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES			17-1
		17.1.1	Introduction	17-1
		17.1.2	Domaining	17-1
		17.1.3	Estimation Approach	17-2
		17.1.4	Compositing	17-2
		17.1.5	Density	17-3
		17.1.6	Definition of Mineralized Envelopes	17-3
		17.1.7	Data Analysis within Indicator Shells	17-5
		17.1.8	Block Model Creation	17-9
		17.1.9	Estimation Parameters	17-9
		17.1.10	Model Validation	17-14
		17.1.11	Resource Classification and Summary	17-16
18.0	OTHER RELEVANT DATA AND INFORMATION			18-1
19.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES			19-1

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20.0	INTERPRETATION AND CONCLUSIONS	20-1
21.0	RECOMMENDATIONS	21-1
22.0	REFERENCES	22-1
23.0	SIGNATURE PAGE	23-1

F I G U R E S

Figure 4-1:	Location Map	4-2
Figure 4-2:	Project Area Map, source NovaGold	4-3
Figure 4-3:	Prospect Location Map	4-4
Figure 7-1:	Donlin Creek Regional Geology (after Miller et al, 2000)	7-2
Figure 7-2:	Main Trend Geology (Piekenbrock and Petsel 2003)	7-4
Figure 7-3:	Donlin Creek Resource Area Geology (Piekenbrock and Petsel 2003)	7-7
Figure 7-4:	ACMA Geologic Section – 40400E (Piekenbrock and Petsel, 2003)	7-8
Figure 9-1:	Major Mineralized Corridors – Donlin Creek Resource Area (Piekenbrock and Petsel, 2003)	9-3

T A B L E S

Table 1-1:	Donlin Creek Project Mineral Resource Summary	1-4
Table 6-1:	Work History Summary	6-1
Table 7-1:	Generalized Stratigraphy of the Donlin Creek Project	7-5
Table 7-2:	Intrusive Lithologies within the Donlin Creek Resource Area	7-6
Table 9-1:	Vein Type Grade and Orientation for the Donlin Creek Deposit	9-1
Table 16-1:	Summary of Combined Flotation and Cyanidation Recoveries	16-2
Table 16-2:	Summary of Grindability Testing	16-5
Table 16-3:	Comparison of Bond Ball Mill Work Index Values for Donlin Creek Ores and Composites	16-5
Table 17-1:	Donlin Indicator Threshold	17-4
Table 17-2:	Donlin Probability Values	17-4
Table 17-3:	Donlin Capping	17-6
Table 17-4:	Summary Statistics for Capped 2 m Composites by Domain	17-6
Table 17-5:	Variogram Models	17-8
Table 17-6:	Block Model Limits	17-9
Table 17-7:	Estimation Parameters	17-13
Table 17-8:	Comparison of Kriged vs. Nearest Neighbour Estimates – Donlin Creek, Measured and Indicated Blocks (tonnage weighted)	17-15
Table 17-9:	Mineral Resource Summary at 1.2 g/t Cutoff	17-17

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A P P E N D I C E S

Appendix A	Significant Composited Assay Grades

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1.0	SUMMARY

NovaGold Resources Inc. (NovaGold) is completing a Technical Report for the Donlin Creek project in Alaska. Stanton Dodd, an employee of NovaGold, served as the Qualified Person responsible for the preparation of the Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the “Technical Report”). NovaGold Resource Alaska Inc., a wholly owned subsidiary of NovaGold, is a joint venture participant with Placer Dome U.S. (Placer Dome) on the Donlin Creek project, Placer is the project manager. Placer has updated the resource estimate as of January 19, 2006.

The Donlin Creek project consists of gold mineralization in numerous deposits that are part of an early Tertiary age Gold-Arsenic-Antimony-Mercury hydrothermal system located in southwest Alaska, approximately 70 km northeast of Aniak. The gold-bearing deposits have been combined into two resource areas: ACMA (containing ACMA proper, 400 Zone, Aurora and Akivik deposits) and Lewis (comprising North and South Lewis, Vortex, Rochelieu and Queen deposits). The project is serviced by commercial air services out of Anchorage and Aniak and by a 25 km long winter road from the town of Crooked Creek.

Information and data for the review and report were obtained from NovaGold personal and the project site in Alaska. Stanton Dodd served as Project Geologist at the site from March through July, 2005.

The property consists of 109 km2 (42 mi2 , 10,900 ha) of privately owned Native land. Calista Corporation, a regional Native corporation (Calista), owns the subsurface rights, and The Kuskokwim Corporation, a village corporation (TKC), owns the surface rights. Placer Dome acquired a 20-year lease from Calista effective May 1, 1995. Annual property payments are US$200,000 through the end of feasibility and increasing to US$500,000 per annum once a feasibility study is completed. Calista holds a retained net royalty of 1.5% until payback of capital, increasing to 4.5% thereafter. NovaGold Resources Alaska, Inc., owns a 70% interest in the project with Placer Dome holding a 30% interest in the project. Placer Dome exercised their back-in right and assumed management of the continued development of the Donlin Creek project in 2003. Placer Dome has until November 13, 2007 to fulfill the conditions of the back-in agreement to increase their share of the joint venture to 70% and reducing NovaGold’s share to 30%. Upon submission of a feasibility study, Calista retains a 90 day back-in right to participate in the project at a level of 5% to 15% by committing to contribute its share of capital. Their share would be divided pro rata from Placer Dome and NovaGold.

The Donlin Creek project geology consists of flysch sequence sedimentary units of the Cretaceous Kuskokwim Group intruded by Late Cretaceous to early Tertiary felsic intrusive rocks. The sediments consist of interbedded greywacke, shale and siltstone. Greywacke

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is dominant (Lewis resource area), but shale-rich areas also occur (ACMA resource area). The overall bedding strikes NW and dips 10° to 50° SW. The intrusive units consist of porphyritic rhyodacite and rhyolite and lesser mafic dykes and sills. Sills are common in the ACMA and southern Lewis areas, whereas dykes dominate in the North Lewis area. The dykes and sills range from a few meters to more than 60 m in width.

Mineralization is best developed in the felsic intrusive rocks, with lesser mineralization in sediments (principally in the greywacke units). It is structurally and lithologically controlled along NNE-trending extensional fault/fracture zones and best developed where those zones intersect favourable host lithologies such as the felsic intrusive dykes and sills and greywacke. Gold mineralization is associated with quartz, carbonate and sulphide (pyrite, arsenopyrite and stibnite) vein and veinlet networks (dominant) as well as disseminated in favourable host rocks typically adjacent to veins (subdominant). The gold occurs primarily in the lattice structure of arsenopyrite. Realgar, native arsenic and stibnite can be found generally associated with the higher-grade gold mineralization.

The database used to estimate the mineral resources consists of samples and geological information from 759 drillholes, including 158 reverse circulation (RC) holes. Samples from 159 trenches are also included in the resource database. In 2005, Placer Dome drilled 94 holes in the resource area. Samples from the 2005 drilling campaign were prepared at site and sent for analyses to ALS Chemex laboratory in North Vancouver, B.C. Data transfer to the resource database was validated from electronic assay certificates through a 100% check of the database.

Two sets of similar protocols were used for the samples that formed the basis of the Lewis and ACMA mineral resource model. Prior to 2002, most of the samples from Placer Dome’s work were processed in their own laboratory. NovaGold’s samples were processed by Bondar-Clegg (now ALS Chemex), a commercial laboratory. Placer Dome’s 2005 samples were assayed at ALS Chemex. The results can be evaluated together because the Standard Reference Material (SRM), the blank material and the duplicate protocol were the same. The performance of each SRM was within acceptable limits and showed that the overall assay process was in control for the work done. Good reproducibility of the gold values is demonstrated. The blank sample program worked well and demonstrated negligible contamination in the assay process.

Metallurgical testwork has been completed sufficient to support a scoping level study for the case of 30,000 t/d mill throughput. Ongoing work is being performed to investigate the case of 40,000 t/d mill throughput.

Gold concentrations in the samples that have been tested have been of the order of 3 to6 g/tonne; silver levels have varied from negligible to about the same as gold. Gold is mainly carried by arsenopyrite.

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Variation is observed in processing behaviour between intrusives and sediments, but less so between the geographical sources. Concentration by flotation is efficient, being 91 to 97% for intrusives and 82 to 89% for sediments. Generally, direct cyanidation yields less than 10% gold recovery; whereas oxidation of the sulphides prior to cyanidation yields recoveries exceeding 90% for intrusives and 78 to 89% for the sediments.

Accordingly, process testing has been directed towards development of the following conceptual flowsheet:

•	concentration by flotation using nitrogen

•	high pressure oxidation in an autoclave

•	carbon-in-leach (CIL) cyanidation of the concentrate

•	carbon strip and regeneration circuits

•	gold electrowinning, and

•	refining and production of doré bars

This processing concept incorporates proven commercial unit operations. No issues have been identified to date that might lead to economic performance of this sequence that would be substantially different from similar processes in commercial operation today.

The mineral resource estimates for the Donlin Creek project were calculated by Placer Dome. The estimates were made from 3-dimensional block models utilizing Placer Dome’s in-house mine planning software (OP). Industry-accepted methods were used to create interpolation domains based on mineralized geology, and grade estimation based on ordinary kriging. Acceptable mineralized envelops were defined through Probability Assisted Constrained Kriging, or PACK. This method limited the waste intervals of the intrusive units at ACMA from diluting the grades in the mineralized regions and honoured the significant contribution of greywacke-hosted mineralization together with mineralized felsic intrusive units at Lewis. Extreme high gold grades were capped (in the 2 m composite database).

Reasonableness of grade interpolation was reviewed by visual inspection of sections and plans displaying block model grades, drillhole composites and geology. Good agreement was observed. Global and local bias checks in block models, using nearest-neighbour estimated values versus the ordinary kriged values, found no evidence of bias.

The logic for mineral resource classification of ACMA and Lewis was consistent with the CIM definitions referred to in National Instrument 43-101. The Indicated mineral resource category is supported by the present drilling grids over the ACMA and Lewis deposits

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(nominal 25 m to 35 m). The Measured mineral resource category is supported only in localized areas of the two deposits within intrusive that have a nominal drill grid spacing of about 15 m. Inferred mineralization is limited to a reasonable expectation of mining by a preliminary US$450 Au/oz pit shell.

The mineralization of the Donlin Creek project as of January 19, 2006, is classified as Measured, Indicated and Inferred Mineral Resources. The classified Mineral Resources are shown in Table 1-1. NovaGold selected a cut-off grade of 1.2 g/t Au as being representative of the large-scale open pit mining operation that would potentially be economic at gold prices of US$400 per ounce of gold.

The 2006 mineral resource estimates for Donlin Creek project show an increase in resources over the April 2003 mineral resource estimates. This increase is the cumulative result of: additional drilling, re-interpretation of the felsic intrusive units (particularly the sills), and use of a lower cut-off grade due to significant increases in the gold price.

Table 1-1: Donlin Creek Project Mineral Resource Summary

	Tonnes	Au	Contained
			Au
	(M)	(g/t)	(Thousand oz)
1.2 g Au/t Cut-off (U.S.$400 /oz Au)
Measured Mineral Resource	16.1	2.84	1,469
Indicated Mineral Resource	151.1	2.75	13,360
Measured + Indicated Mineral Resources	167.2	2.76	14,829
Inferred Mineral Resource	156.0	2.72	13,643

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2.0	INTRODUCTION

NovaGold Resource Inc. (NovaGold) is completing this Technical Report to update the resource estimates for the Donlin Creek project in Alaska. Resource estimates were previously reported in independent Technical Reports dated February and March 2002 (AMEC, 2002a and 2002b). Stanton Dodd, P.Geo., an employee of NovaGold, served as the non-independent Qualified Person responsible for the preparation of this Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the “Technical Report”). A non- independent qualified person is permitted under NI 43-101 because the Donlin Creek project is a joint venture between a producer (Placer Dome) and a non-producer (NovaGold).

NovaGold relied on Placer Dome for scientific and technical information related to the review and reporting of resource estimates in this Technical Report.

The work entailed review of pertinent geological data in sufficient detail to prepare the Technical Report. Stanton Dodd, P.Geo., in addition to supervising the preparation of the Technical Report, conducted and supervised the review of the geological data and the resource estimation work by Placer Dome.

The following individuals provided additional Qualified Person assistance:

•

Kevin Francis, P.Geo., an employee of NovaGold assisted in the preparation of this report and is the qualified person in regard to the resource estimate, prepared Sections 1 through 5, 14, 15 and 17 through 21.

•	Dr. Lynton Gormely, PhD, P.Eng. of AMEC Americas Limited who investigated and reviewed matters pertaining to metallurgy (Section 16)

Stanton Dodd was on site at the Donlin Creek project from March through July 2005.

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2.1	Terms of Reference

This report addresses two main areas of mineralization, each having defined sub-zones, as follows:

ACMA	Lewis
ACMA proper	Lewis or North Lewis
400 Zone	South Lewis
Aurora	Vortex
Akivik	Rochelieu
Queen
Nuno

Reverse Circulation is abbreviated as RC throughout the report.

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3.0	RELIANCE ON OTHER EXPERTS

Placer Dome assumed project management in 2003. NovaGold relies upon Placer Dome to have collected and analysed drillhole samples, and constructed the resource estimate using accepted industry practice with qualified personnel.

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4.0	PROPERTY DESCRIPTION AND LOCATION

Donlin Creek is located in southwest Alaska, approximately 70 km (44 mi) northeast of Aniak, a regional hub (see Figure 4-1). The property consists of 109 km2 (42 mi2 , 10,900 ha) of privately owned Native land. Calista Corporation, a regional Native corporation (Calista), owns the subsurface rights, and The Kuskokwim Corporation, a village corporation (TKC), owns the surface rights. The resource areas are within T. 23 N., R. 49. W. (see Figure 4-2), Seward Meridian, Kuskokwim Recording District, Crook Creek Mining District, Iditarod A-5 USGS 1:63,360 topography map. These areas consist of the ACMA and 400 Zone, Aurora and Akivik prospects (grouped as ACMA) and the Lewis, South Lewis, Vortex, Rochelieu and Queen prospects (grouped as Lewis) (see Figure 4-3).

4.1	Mineral Tenure

The land status of the Donlin Creek area is shown in Figure 4-2. Most of the rights (surface and subsurface) are governed by conditions defined by the Alaska Native Claims Settlement Act (ANCSA). Section 12(a) of ANCSA entitled each village corporation to select surface estate land from an area proximal to the village in an amount established by its population size. Calista receives conveyance of the subsurface when the surface estate in those lands is conveyed to the village corporation. Section 12(b) of ANCSA allocated a smaller entitlement to the regional corporations with the requirement they reallocate it to their villages as they choose. Calista receives subsurface estate when its villages receive 12(b) lands. Calista reallocated its 12(b) entitlement in 1999 according to a formula based on original village corporation enrolments.

TKC and Calista received patent to the 12(a) surface and subsurface estate, respectively, at Donlin Creek and Crooked Creek, shown in yellow in Figure 4-2. They also have 12(a) and 12(b) selections in the areas shown in yellow with a dashed blue border; these have been prioritized for conveyance pending completion of surveys and easement identification. TKC and Calista have committed to taking conveyance of all their selections in the Crooked Creek withdrawal area, which includes Donlin Creek.

ANCSA Subsection 14(h)(8) allows regional corporations to select federal lands for conveyance to fee simple land, both surface and subsurface estate. Lands selected and conveyed under this section of the Act are called 14(h)(8) lands.

The in-lieu lands are selections at this time. These are subsurface selections Calista made in lieu of the subsurface estate it was prohibited from owning when villages were conveyed land within the wildlife refuges that predated ANCSA.

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Figure 4-1: Location Map

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Figure 4-2: Project Area Map, source NovaGold

Lease area
Ancsa 12(a)&(b)
Ancsa 14(h)(8)
Ancsa in- lieu
Allotments
State selected
BLM
resource areas
camp
Upland Route
Modified Winter Trail
Canoe Village Route
Crooked Creek
Kuskokwim R.
T23N, R50W
T23N, R49W
T23N, R48W
T22N, R50W
T22N, R49W
T22N, R48W
T21N, R50W
T21N, R49W
T21N, R48W
T20N, R50W
T20N, R49W
N
0
2
4
miles
0
3
5
kilometers
P.St.George 12/01

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Figure 4-3: Prospect Location Map

Dome Creek
Quartz Gulch
Dome
Quartz
Snow Gulch
Snow
Queen Gulch
Queen Gulch
Queen
Resource Area
Rochelieu
Aurora
Akivik
Vortex
400
Zone
Lewis
Far East
S. Lewis
ACMA
Nunio
American Creek
Camp
Core
RVC
Trench
Other
NovaGold Resources Inc.
Donlin Creek Project
0
0.5
1
kilometers

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The allotments are private land transferred directly to individual Alaska Native applicants from the federal government, based on use and occupancy. The Native Allotment Act of 1906 pre-dated and was extinguished by ANCSA, and allotees have priority over ANCSA selections. There are no Native allotments on Crooked Creek beyond the local village area or in the Donlin Creek area.

None of the state land has been Tentatively Approved or patented to the state. The state made all its selections in this area after 1991, and the land remains under the ownership and administration of the BLM until future conveyance.

4.2	Agreements and Permits

Placer Dome acquired a 20-year lease from Calista effective May 1, 1995. The lease agreement contains a provision that extends the lease period beyond 20 years as long as mining or processing operations continue in good faith. Annual property payments are US$200,000 through the end of feasibility and increase to US$500,000 per annum once feasibility is completed. Annual work commitments are US$1,000,000. Calista holds a retained net royalty of 1.5% (minimum US$500,000) until payback of capital, increasing to 4.5% thereafter (minimum US$500,000). On November 13, 2002, NovaGold Resources Alaska, Inc., a wholly-owned subsidiary of NovaGold Resource Inc., earned a 70% interest in the project by expending US$10 million on exploration and development of the project. Once the financial commitment was fulfilled, Placer Dome had 90 days to decide on one of three options: a) to remain at 30% interest and participate as a minority partner; b) to convert to a 5% Net Profits Interest (NPI); or c) to exercise a back-in right to re-acquire a majority interest in the project (70%) by expending three times the amount expended by NovaGold at the time the back-in is exercised; conducting a feasibility study; and making a decision to construct a mine at a production rate of not less than 600,000 ounces of gold per year within a five-year period from the exercise back-in. On February 11, 2003, Placer Dome exercised their back-in right (item c above) and assumed management of the continued development of the Donlin Creek project. Placer Dome has until November 13, 2007 to fulfill the conditions of the back-in agreement. NovaGold will contribute its share of project costs after Placer Dome has expended three times NovaGold’s initial earn-in expenditure. If Placer Dome fails to, or elects not to complete the back-in requirements on or before the last day of the back-in period, Placer Dome at their election can retain a 30% participating interest (with NovaGold as manager) or convert to a 5% net proceeds interest. Calista also has a back-in provision in the project where it may acquire 5% to 15% interest in the deposit by providing its share of accrued capital costs. Their share would be divided pro rata from Placer Dome and NovaGold. If the Placer Dome and Calista rights are exercised in full, NovaGold’s interest in the Donlin Creek project would be 25.5%.

Placer Dome has maintained all of the necessary permits for exploration and camp facilities. These permits are active at the Alaska Department of Natural Resources (hard rock exploration, temporary water use), the Corp of Engineers (individual 404 and

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nationwide 26,), Alaska State Department of Conservation (wastewater, drinking water, food handling), the Alaska Department of Fish and Game (title 16 – fish), the Environmental Protection Agency (NPDES) and the Federal Aviation Administration (airport).

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Donlin Creek property is located in southwestern Alaska, approximately 19 km (12 mi) north of the village of Crooked Creek on the Kuskokwim River (see Figure 4.1). The Kuskokwim River is a regional transportation route and is serviced by commercial barge lines. A 25 km (15 mi) long winter road, designated as an Alaska State Highway route and transportation corridor, accesses the property from the barge site at the village of Crooked Creek (Figure 4.2). The project has an all-season camp with facilities to house up to 75 people and an adjacent 1,500 m (5,000 ft) long airstrip capable of handling aircraft as large as C-130 Hercules (19,050 kg or 42,000 lb capacity), allowing efficient shipment of personnel, large equipment and supplies. The project is directly serviced by commercial air services out of both Anchorage, 450 km (280 mi) to the east, and Aniak, 80 km (50 mi) to the west.

The project area is one of low topographic relief on the western flank of the Kuskokwim Mountains. Elevations range from 150 m to 640 m (500 ft to 2,100 ft). Ridges are well rounded and easily accessible by all-terrain vehicle. Hillsides are forested with black spruce, tamarack, alder, birch and larch. Soft muskeg and discontinuous permafrost are common in poorly drained areas at lower elevations.

The area has a relatively dry interior continental climate with typically less than 50 mm (20") total annual precipitation. Summer temperatures are relatively warm and may reach nearly 30°C (83°F). Minimum temperatures may fall to well below -20°C (0°F) during the winter months.

The project is currently isolated from power and other public infrastructure and will operate as a stand-alone project. Sufficient space is available to site the various facilities, including personnel housing, stockpiles and processing plants. Ample water supply is available from surface and subsurface sources.

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6.0	HISTORY

Prior to 2003, operators have undertaken significant work on the property. Table 6-1 summarizes the work history at Donlin Creek.

Table 6-1: Work History Summary

Year	Company	Work Performed	Results
1909 to 1956	Various prospectors and placer miners	Gold discovered on Donlin Creek in 1909. Placer mining by hand, underground and hydraulic methods.	Total placer gold production of approximately 30,000 oz.
1970s to 1996	Robert Lyman and heirs	Resumed sluice mining in Donlin area and placer mined Snow Gulch.	800 oz Au recovered in the first year of operation in Snow Gulch.
1974, 1975	Resource Associates of Alaska (RAA)	Regional mineral potential evaluation for Calista Corporation. Soil grid and 3 bulldozer trenches dug in Snow area.	Soil, rock and vein samples return anomalous gold values. Trench rock sample results range from 2 ppm Au to 20 ppm Au.
1984 to 1987	Calista Corporation	Minor work. Various mining company geologists visit property.
1986	Lyman Resources	Placer drilling finds abundant gray, sulphide-rich clay near Quartz Gulch.	Initial discovery of Far Side (Carolyn) prospect.
1987	Calista Corporation	Rock sampling of ridge tops and auger drill sampling of Far Side prospect.	Anomalous gold values from auger holes; best result = 9.7 ppm Au.
1988, 1989	Western Gold Exploration and Mining Co. (WestGold)	Airborne geophysics, geologic mapping and soil sampling over most of project area. Total of 13,525 m of D-9 Cat trenching at all prospects. Over 15,000 soil, rock chip and auger samples collected. 947 m of AX core drilling, 404 m (239 holes) of auger drilling and 10,423 m of RC drilling (125 holes). First metallurgical tests and petrographic work.	Initial work identified eight prospects with encouraging geology ± Au values (Snow, Dome, Quartz, Carolyn, Queen, Upper Lewis, Lower Lewis and Rochelieu). Drilling at most of these prospects led to identification of the Lewis areas as having the best bulk- minable potential. Calculated gold resource of 3 M tons at average grade of 2.50 ppm (218,908 oz) at 1 ppm cutoff. WestGold dissolved by early 1990.
1993	Teck Exploration Ltd.	1,400 m of D-9 Cat trenching and two 500 m soil lines in Lewis area. Petrographic, fluid inclusion and metallurgical work.	Identified new mineralized areas and expanded property resource estimate to 3.9 M t at average grade of 3.15 g Au/t (393,000 oz Au).

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Year	Company	Work Performed	Results
1995 to 2000	Placer Dome	87,383 m of core, 11,909 m of RC drilling and 8,493 m of trenching. Environmental work.	Discovery of American Creek Magnetic Anomaly (ACMA) when testing an aeromag anomaly. Numerous mineral resource calculations.
2001, 2002	NovaGold	39,092 m of core, 11,589 m of RC drilling, 89.5 m of geotechnical drilling and 268 m of water monitoring holes. Updated resource estimate.	43-101 Preliminary Assessment Measured and Indicated: 117.4 million tonnes at 2.91 g/t (1.5 g/t cutoff), Inferred: 142.4 million tonnes at 3.1 g/t (1.5 g/t cutoff)
2003 to 2005	Placer Dome	25,448 m of core and 5,979 m of RC drilling	Infill drilled throughout the resource area. Discovered a calcium carbonate resource.

The NovaGold and Placer Dome information are by far the largest data set and are described in more detail, by field season, below.

6.1	1996 Work

Major activities included:

•	building a 75-person Weatherhaven tent camp
•	constructing a 1,500 m (5,000 ft) airstrip on American Ridge
•	constructing more than 4 km (2.5 mi) of new road between camp and mineral prospects
•	drilling a total of 34,995 m (144 holes, both core and RC)
•	assaying more than 21,000 drill, rock and soil samples
•	excavating more than 2,500 m of trenches for sampling and mapping purposes in southeast Lewis area.

Most core drilling was on Lewis and Queen ridges, but eight core holes were drilled on the Dome, Far Side (formerly Carolyn) and Snow prospects. Seven RC drillholes were located at the southern end of an aeromagnetic anomaly southwest and west of Lewis Ridge. Four water wells were drilled for camp and drilling purposes.

Metallurgical studies were conducted on both sedimentary- and igneous-hosted ore from the Lewis area.

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6.2	1997 Work

The goal of the 1997 exploration program was to develop a structural/geologic model of the Lewis/Queen area that would assist in determining mineralization controls. The following tasks were completed during 1997:

•	8,129 m of RC drilling in 52 holes concentrated in wetlands and environmentally sensitive areas
•	15,771 m of HQ core drilled in 67 holes across the property
•	4,222 m of trenches excavated and a detailed geologic and mineralization map completed in the Lewis area
•	air-photos taken of the Donlin Creek project area
•	25 line km of max-min (EM) geophysical survey completed in the ACMA, 400 and southern Lewis areas
•	1,800 line km of aeromagnetic survey completed at 50 m line spacing and 50 m elevation over the property
•	more than 600 soil samples collected in the ACMA and 400 areas
•	2,100 m of 1996 and 1997 trenches reclaimed in the Lewis area
•	continuation of baseline environmental studies.

6.3	1998 Work

The main tasks completed in 1998 include:

•	24,131 m of HQ core drilled in 96 holes, mainly in the Lewis, Queen and ACMA areas (ACMA discovered when testing a magnetic anomaly)
•	1,904 m of trenching and mapping in the Lewis/Vortex areas and 150 m of trenching and mapping in the ACMA area (includes re-trenching and re-mapping of older trenches)
•	air-photos taken of the Donlin Creek project area from the airstrip to Dome at 1:20,000 scale
•	geological reconnaissance within the Donlin Creek property boundary
•	ongoing reclamation of trenches throughout the property
•	continuation of baseline environmental studies.

6.4	1999 Work

Two programs were completed during 1999: an exploration drilling program focused in the ACMA/400 area, and a property-wide exploration program to locate other higher-grade prospects. Results were:

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DONLIN CREEK PROJECT 43-101 TECHNICAL REPORT JANUARY 2006

•	9,189 total m of core drilled in 33 holes
•	646 soil samples and 92 rock samples collected
•	17.7 km of IP and resistivity lines completed
•	2,237 m of trenching and mapping (Dome, Queen, Far Side and Vortex)
•	property-wide 1:10,000 geological mapping
•	ongoing reclamation of trenches throughout the property (900 m reclaimed in 1999)
•	continued baseline environmental studies.

6.5	2000 Placer Dome Work

Work during 2000 included an IP/resistivity survey and a drill program to test IP/resistivity anomalies coincident with soil geochemistry anomalies generated in the Dome-Quartz area. Results included:

•	41.6 km of IP/resistivity lines
•	1,403 m of core drilled in 7 holes from the Dome and Quartz areas
•	completion of a supplemental resource economic study
•	continued baseline environmental studies.

6.6	2001 NovaGold Work

NovaGold Resources began field work on the project in 2001 after finalization of a joint venture agreement with Placer Dome. Work in 2001 included the following:

•	7,403 m of HQ core drilled in 42 holes from the ACMA area
•	822 m of trenching in the Lewis area

6.7	2002 NovaGold Work

NovaGold continued work on the property in 2002 focusing on expanding both the ACMA resource and defining mineralization and new resource in adjacent prospect areas (Aurora, 400, Akivik as well as Vortex). Work in 2002 included the following:

•	39,092 m of HQ core in 194 holes from the ACMA, Aurora, 400, Akivik and Vortex areas.
•	89.5 m of HQ core in 2 geotechnical holes from Anaconda Creek.
•	11,589 m of exploration RC drilling and sampling in 147 holes from the ACMA, Akivik, Aurora and Nuno areas.
•	268 m of RC drilling in 5 water monitoring wells.
•	resource estimation and preliminary assessment (AMEC, 2002a and 2002b)
o Measured and Indicated: 104.1 million tonnes at 3.00 g/t (1.5 g/t cutoff)

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DONLIN CREEK PROJECT 43-101 TECHNICAL REPORT JANUARY 2006

	o	Inferred: 129.1 million tonnes at 3.11 g/t (1.5 g/t cutoff)
•	contracted an updated economic study
•	continued baseline environmental studies

6.8	2003 Placer Dome Work

Placer Dome elected to return as operator in 2003 as per the joint venture agreement. Work in 2003 included the following:

•	updated the resource estimation based on NovaGold’s 2002 and previous drill programs (AMEC, 2003)
	o	Measured and Indicated: 117.4 million tonnes at 2.9 g/t (1.5 g/t cutoff)
	o	Inferred: 142.4 million tonnes at 3.1 g/t (1.5 g/t cutoff)
•	calcium carbonate investigations
•	economic studies

6.9	2004 Placer Dome Work

Placer Dome focussed on environmental and geotechnical studies in 2004. Work included the following:

•	2,335 m of RC drilling and sampling in 17 condemnation holes
•	852 m of HQ core in 3 geotechnical holes
•	geologic mapping and sampling for carbonate-rich material
•	continued environmental baseline studies

6.10	2005 Placer Dome Work

Placer Dome focussed on resource conversion, geotechnical investigation and environmental studies in 2005. Work included the following:

•	24,596 m of HQ core (resource infill, geotechnical, condemnation) in 90 holes from the ACMA, Akivik, 400 Vortex, Lewis and Far East areas.
•	3,644 m of RC drilling and sampling in 30 condemnation, water well and calcium carbonate exploration holes.
•	154 m in 28 auger holes for geotechnical purposes
•	22 test pits for geotechnical purposes
•	continued environmental studies
•	continued economic studies

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DONLIN CREEK PROJECT 43-101 TECHNICAL REPORT JANUARY 2006

7.0	GEOLOGICAL SETTING

7.1	Regional Geology

The Cretaceous Kuskokwim Group, a post accretionary basin-fill flysch sequence, is the dominant unit found in the region (Figure 7.1). Estimated to be up to 12 km thick, the group consists primarily of lithic sandstone (greywacke) with lesser interbeds of carbonaceous shale and siltstone. Generally the Kuskokwim Group displays no penetrative metamorphic fabric but does contain localized zones of open to isoclinal folds.

The Kuskokwim Group has been intruded and locally overlain by Late Cretaceous to early Tertiary intrusions, dykes, sills and subaerial volcanic rocks. Many of the dykes appear to have been emplaced along or near NE-trending fault zones. Plutonic rocks comprise monzonite, quartz monzonite, syenite, granodiorite and granite, and both intrude and are overlain by coeval volcanic rocks. Porphyritic rhyodacite and rhyolite dykes and sills occur throughout the region. Contacts between the igneous dykes and sedimentary rocks of the Kuskokwim Group are typically sharp and without hornfelsic margins. K-Ar ages indicate two intrusive events, one around 71 Ma and the other around 61 Ma.

The Donlin Creek project area lies between two major NE-trending right lateral faults found in southwest Alaska: the Denali-Farewell fault system to the south and the Iditarod-Nixon Fork fault system to the north (see Figure 7.1). The region contains abundant NE to ENE- and NW to WNW-trending lineaments that likely represent steeply dipping strike slip faults. Displacement along the main faults in the Donlin Creek regions is inferred to be right- lateral on NE structures and left lateral on NW faults. Because of the paucity of outcrop along the main faults in the region, the inferred location and sense of displacement are speculative.

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DONLIN CREEK PROJECT 43-101 TECHNICAL REPORT JANUARY 2006

159°
156°
153°
150°
64°
63°
62°
61°
Alaska
area of map
Nixon Fork fault
NF
TG
I
MC
Iditarod-
Donlin Creek
RH
H
FV
AB
RD
Denali fault
WM
CL
TC
P
F
Volcanic-plutonic complex (Cretaceous-Tertiary)
Selected Tertiary plutonic rocks
Kuskokwim Group (Cretaceous)
Nixon Fork subterrane of Farewell terrane (Paleozoic)
Other rocks
Quaternary sediments
Eocene-Oligocene sedimentary rocks
Subaerial volcanic rocks (Cretaceous-Tertiary)
0
50 kilometers
~70-Ma deposits
~60-Ma deposits
~30-Ma deposits

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DONLIN CREEK PROJECT 43-101 TECHNICAL REPORT JANUARY 2006

7.2	Property Geology

The Donlin Creek property geology is illustrated in Figure 7.2. The main rock types are greywacke, shale and siltstone of the Kuskokwim Group. Greywacke is dominant in the northern part of the resource area (Lewis, Rochelieu, Queen, Akivik) while shale-rich areas are common in the southern part of the resource area (ACMA, South Lewis). The overall bedding strikes NW and dips 10° to 50° SW. Numerous dykes and sills intrude the Donlin Creek sedimentary rocks, with the bulk of the igneous units occurring in a NE-trending corridor about 8 km long. The dykes and sills range from a few metres to more than 60 m in width and are composed of porphyritic rhyodacite and rhyolite and lesser mafic units. Sills are common in the ACMA and southern Lewis areas (shale dominant stratigraphy), whereas dykes dominate in the areas to the northeast (greywacke dominant stratigraphy).

The porphyritic rhyodacite has been divided into five field units (RDXB, RDA, RDXL, RDX, RDF) of similar composition and mineralogy. These units are temporally and spatially related and reflect textural and perhaps temporal variations of a related intrusive phase. Differences include amount and size of phenocrysts, fineness of groundmass and overall colour. The most abundant and thickest phase is the RDX, which is characterized by abundant large phenocrysts (about 30%) in a fine-grained crystalline groundmass. RDA refers to intrusive phases that contain somewhat smaller and less-abundant phenocrysts in an aphanitic groundmass with flow banded chill margins common at contacts. RDXL is a unique-looking RDX-like unit, with phenocrysts occurring commonly as coarse lath-like crystals. RDXB, sometimes called blue porphyry because of its dark grey to bluish grey groundmass, typically contains large (> 1cm) feldspar phenocrysts. RDF is a fine-grained porphyritic felsic unit with fine phenocrysts in an aphanitic groundmass. It is interpreted to represent the earliest phase of the felsic intrusive activity.

Mafic dykes and sills occur throughout the property. They are less common than the felsic intrusive rocks and generally are highly altered. They appear to be the oldest intrusive phase in the property.

High- and low-angle, NNE- and NW-trending faults reflect the dominant structural trends. These major structures, formed as a result of NNE directed compressional events, are clearly evident in the property geology and aeromagnetic data. Mineralization is structurally and lithologically controlled along NNE-trending extensional fault/fracture zones and is best developed where those zones intersect favourable host lithologies such as felsic intrusive dikes and sills and greywacke. Mineralization occurs within a pronounced NE-trending aeromagnetic low that is related to a low magnetic signature in the intrusive rocks, magnetite destructive alteration and thermal metamorphism of the surrounding sedimentary rocks.

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Figure 7-2: Main Trend Geology (Piekenbrock and Petsel 2003)

Donlin Creek
Geology and Physical features
Legend
Fault =
RDA =
RDX =
RDXL =
RDXB =
25mTopo Contour =
Creeks =
Roads =
Airstrips =
Undiff Intrusive rocks =
Placer Mining Area =
* Dikes have dotted contacts
1000 Meters
N
41000 E
43000 E
45000 E
Donlin Creek
Ophir
070 Fault
150m
Far Side
Dome
82500 N
Lyman Camp
Crooked Creek
Dome
Duqum
81500 N
Snow
Quartz
Snow Gulch Fault
400m
80500 N
39000 E
Queen
79500 N
Aurora
Rochelieu
Akivik
Lewis
Vortex
400
78500 N
400m
Far East
S. Lewis
Nuno
250m
Airstrip
77500 N
175m
Camp
American Creek
10

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7.3	Deposit Geology

7.3.1	Stratigraphy

A rough stratigraphy for the Cretaceous Kuskokwim Formation occurring within the Donlin Creek resource area was developed in 2002 and is shown below in Table 7-1.

Table 7-1: Generalized Stratigraphy of the Donlin Creek Project

Assigned Nomenclature	Principal Rock Type	Apparent Thickness
‘Upper Greywacke’	Greywacke	100+ meters - open up
‘Upper Siltstone’	Siltstone/Shale	50 meters
‘Main Greywacke’	Greywacke	80 meters
‘Main Shale’	Shale/Argillite	to 140 meters (with sill
thicknesses incl.)
‘Basal Greywacke’	Greywacke	200+ meters, open down

There is considerable complexity within this sequencing. Transition zones of rhythmically inter-bedded shales and sandstones are common, making absolute stratigraphic breaks difficult to determine.

Numerous thin ash units varying in width from a few mm to as much as 10 cm occur throughout the section but are best preserved within low energy shale and argillite intervals such as the Main Shale.

The overall stratigraphic section dips moderately to the south but locally is folded along EW to NNW fold axes as a consequence of N to NNE directed compression. Low to moderately N-dipping reverse faults formed in response to compression ramp-up fold hinges along competency boundaries between shale and greywacke-dominant sections. In general, the low angle reverse faults result in only minor steepening of the stratigraphy adjacent to the faults. This is in direct contrast to the lower part of the ACMA deposit, where the local stratigraphy is near vertical suggesting the possibility of a significant, and as yet, undocumented basal thrust or reverse fault below ACMA (Figure 7.4).

7.3.2	Intrusive Lithologies

Age relationships of the various intrusive phases at Donlin Creek show a narrowly confined period of intrusive emplacement during the upper Cretaceous in a NNE-directed, regionally compressive regime. A wide variety of intrusive phases of generally felsic composition, form a complex pattern of anastomosing sills and dikes within that compressive regime.

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Table 7-2 summarizes the current nomenclature and apparent temporal relationships between the various intrusive units.

Table 7-2: Intrusive Lithologies within the Donlin Creek Resource Area

Name	Code	Relative Age
Blue Porphyry	RDXB	Youngest
Aphanitic Flow-banded Porphyry	RDA	•
Lathe-rich Porphyry	RDXL	•
Crystalline Porphyry	RDX	•
Fine-grained Porphyry	RDF	•
Mafic Dykes	MD	Oldest

In a few local instances there appear to be discrepancies in these observed relationships, particularly between RDX and RDXL, which seem to have some temporal overlap. There are a few instances where RDX appears to cut earlier RDXL.

The ACMA, South Lewis, Aurora, 400 deposits are hosted mainly in multiple felsic sill phases intruding a dominantly shale sedimentary sequence (Figure 7.3) . All five intrusive phases are present. A low angle reverse fault (Lo fault) extends across the resource area from ACMA to South Lewis cutting those deposits. This fault may have played a role in controlling intrusive extent in these areas.

The North Lewis, Queen, Rochelieu, Vortex and Akivik deposits are hosted mainly in multiple felsic dyke phases, intruding a predominately greywacke sedimentary sequence (‘Basal Greywacke’)(Figure 7.3) .

NovaGold believes the Donlin Creek geology to be well understood and able to provide a basis for resource estimation.

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39000 E
Crooked Creek
41000 E
43000 E
79500 E
78500 E
77500 E
Main Shale
Upper Siltstone
Greywacke
Lewis Mtn
Runway
American Creek
Camp
N
Legend
Fault =
RDA =
RDX =
RDXL =
RDXB =
50mTopo Contour =
Creeks =
Roads =
500 m

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8.0	DEPOSIT TYPES

Two distinct styles of gold-rich mineralization (Dome-Duqum style and ACMA-Lewis style) occur within the Donlin Creek trend. The Dome-Duqum mineralization, an early, high- temperature porphyry style, is characterized by fracture-controlled stockwork, laminated quartz-only veins containing varying proportions of Cu, Zn, Bi, Ag, Te, Se and local native gold mineralization. Silicification is locally associated with the veins. This style of mineralization occurs in the northern part of the property (Dome and Duqum prospects) (Figure 7.2). Contact metamorphism (hornfelsing) of the sedimentary rocks adjacent to host intrusives is common in areas containing this style of mineralization. Cross-cutting relationships were established in trench mapping during the 1999 field season that indicate the relative older age of the Dome mineralization.

The ACMA-Lewis style of mineralization, a later low-temperature, low-sulfidation epithermal system, constitutes the main mineralizing system within the Donlin Creek property. This is the sole style of mineralization within the current resource area. The ACMA-Lewis style consists of sheeted quartz, quartz-carbonate and sulphide only veins characterized by an Au-As-Sb-Hg geochemical signature. The bulk of the gold occurs in the lattice structure of arsenopyrite. Stibnite, realgar and native arsenic are commonly observed associated with zones of higher-grade gold mineralization but do not appear them selves to host any significant gold mineralization compared to arsenopyrite. Disseminated gold-bearing arsenopyrite can also be found typically adjacent to veins and vein zones. Mineralization is best developed in all intrusive rocks and, to a much lesser extent, sediments (mainly greywacke). Sedimentary units in areas of ACMA-Lewis mineralization typically show no contact metasomatic effects.

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9.0	MINERALIZATION

Gold mineralization at Donlin Creek is primarily structurally controlled along NNE-trending extensional fault/fracture zones and is best developed where those zones intersect favourable host lithologies, specifically intrusive dykes and sills, and greywacke. Disseminated mineralization is also locally present with highest concentrations typically adjacent to veins and vein zones.

The resource area contains multiple vein types of slightly different mineralogic characteristics that exist in a continuum of time, deposited during one hydrothermal fluid event. The veining in the Lewis-ACMA resource area transitions through changing mineralogy and increasing grade in the continuum. The earliest gold-bearing mineralization occurs as sulphide-rich, (pyrite dominant) quartz-poor veins (V1) progressing into a quartz-dominant (with variable arsenopyrite) vein phase (V2) that with further development transitions to veins containing native arsenic, stibnite and realgar (V3) and lesser quartz. The last phase of veining consists of a more broadly oriented carbonate-quartz vein set (V4) and has the lowest gold grade of vein types. Some cross cutting relationships have been documented to verify the relative ages of the vein types. Though individual veins are typically thin (< 1cm) vein density can range up to 5-10 veins/m.

The orientation of the mineralization is consistently subparallel to the main axis (NNE), of the compressive structural regime. Each phase increases markedly in gold grade while maintaining a generally consistent NNE-strike and SE-dip.

Table 9-1 shows the consistency of orientation and changing grade among the various vein types in the mineralization at Lewis and ACMA.

Table 9-1: Vein Type Grade and Orientation for the Donlin Creek Deposit

Vein Type	Dominant	Grade[1]	Average	Relative
	Mineralogy	Au (g/t)	Orientation	Age
			(azimuth/dip)
V1	Sulphide	2.7	020/67	Oldest
V2	Quartz-Sulphide	3.9	022/68	•
V3	NA, St, Re	7.4	028/72	•
V4	Carbonate	0.6	028/65	Youngest

_____________
                       1 Represents average of 1-3m core samples containing veins of the respective vein type. Note: Results are from combined data of the 2002 and 2001 NovaGold vein orientation studies.

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Zones of veining, and associated sulphide mineralization, occur throughout the resource area. Vein zones can range from 2m to 35m in width and are characterized by multiple vein types that can exhibit slightly varying orientations even though the general trend of zones is consistently NNE with a SE dip.

Vein zones occur within larger, continuous zones, or mineralized “corridors”, throughout the resource area (Figure 9-1). Within the corridors, intrusive rock phenocrysts are typically altered to ammonia illite with intense and more structured or crystalline illites associated with higher grade zones of mineralization. Broad haloes of admixed illite and kaolinite surround the illite-rich mineralized corridors and show no significant grade.

The mineralized zones in ACMA exhibit the strongest vertical continuity within the resource area with mineralization occurring over a vertical extent of +400 m (depth of current drilling).

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39000 E
41000 E
43000 E
79500 E
78500 E
77500 E
Crooked Creek
West Vortex
Vortex
Aurora
400
1200
Acma
Lewis
Far East
Lewis Mtn
Runway
American Creek
Camp
N
Legend
Fault =
RDA =
RDX =
RDXL =
RDXB =
50mTopo Contour =
Creeks =
Roads =
500 m

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10.0	EXPLORATION

Two major exploration/drill programs were conducted within the resource area at Donlin Creek between 2002 and 2005; one by NovaGold (2002) and the other by Placer Dome (2005). Both programs are discussed below.

10.1	2002 NovaGold

NovaGold exploration work in 2002 consisted of diamond core drilling (39,092 m) and RC drilling (11,589 m) (see Figure 4-3). Drilling was concentrated in the western part of the resource area centered on ACMA. The purpose of the program was to extend known mineralized zones and potentially define new zones. A reverse circulation drill was used primarily to explore for zones of new mineralization with follow-up core drilling to better define the zones. The program was successful in expanding mineralization beyond the ACMA and 400 areas resulting in the discovery of the Aurora and Akivik zones. The initial step-out drilling was done on a rough 100 m X 100m grid with a subsequent 50 m X 50m drill spacing dependent on initial results. The majority of core holes were drilled to the north and inclined at 60° from horizontal to better intersect both sill contacts and vein zones.

NovaGold also re-logged select pre-2001 core holes in order to develop an updated lithology and structure model. These data aided in planning the exploration drilling.

10.2	2005 Placer Dome

The Placer Dome exploration work in 2005 consisted of diamond core drilling (24,596 m) and RC drilling (3,644 m). The majority of the core drilling was done in the Lewis and ACMA areas in order to reduce drillhole spacing in select areas containing inferred resource. A rough 80 m X 60 m grid for the new in-fill holes was used. This spacing proved optimal using the existing drillholes. Core holes were drilled westerly with an average inclination of 60° from horizontal to best intersect vein zones.

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11.0	DRILLING

11.1	2002 NovaGold

NovaGold completed drilling in ACMA and adjacent mineralized areas of the Donlin Creek project in 2002 using two types of drills. Core drilling totalled 39,092 m of in 194 drillholes and RC drilling totalled 11,589 m in 147 holes.

Core holes ranged in length from 17m to 572 m; averaging 201.5 m. Drilling was done by wireline method using H-size equipment (HQ). Four core drill rigs were used. Drilling was well supervised, the sites were clean and safe, and work was efficiently conducted.

Holes were primarily drilled at a declination of between 60° and 70°. Down-hole surveys were taken about every 30 m using a reflex camera.

The RC holes ranged in length from 30.5 m – 140 m, averaging 79 m. One RC drill was used. The RC drilling was well supervised, the sites were clean and safe, and work was efficiently conducted.

Drillhole collars were located respective to a property grid. Proposed drillhole collars were located using a Garmin GPS. Final and completed collars were surveyed with an Ashtech GPS utilizing post-processing software for ±0.1 m accuracy. Coordinates were given in the UTM coordinate system.

Standard logging and sampling conventions were used to capture information from the drill core and, where applicable, RC chips. The core was logged in detail using paper forms with the resulting data entered into the main database (Access© database) either by the logging geologist or a technician. Five types of data were captured in separate tables: Lithology, Mineralization, Alteration (visual), Structural and Geotechnical. Remarks were also captured. Lithology was recorded in a 2 to 4 letter alpha code. The Mineral table captured visual percent veining (by type) and sulphide (pyrite, arsenopyrite, stibnite and realgar). Specific alteration features including FeOx and carbonate alteration were also captured using a qualitative scale. Structural data consists of type of structure, measurements relative to core axis and oriented core measurements, if applicable. The Geotechnical table records percent recovery and RQD for the entire hole, and fracture intensity where warranted. The protocols and coding are similar to those used by Placer Dome during its drilling campaigns.

In the fall of 2001, a preliminary study of alteration variability was undertaken on hand samples using a PIMA short-wave infrared spectrometer (SWIR). Based on those results, a PIMA was again utilized in early 2002 to ascertain alteration mineralogy in relation to detailed logging observations, as well as, assay and geochemical results. That study

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successfully demonstrated that SWIR spectrometry was efficient in defining alteration assemblages controlling the distribution of gold grade.

A more serviceable, high throughput ASD SWIR spectrometer was subsequently used in 2002 in order to collect alteration data for the entire Donlin Creek resource area. Virtually all core holes within the ACMA, Aurora, 400 and Akivik areas, including core from previous drill campaigns, were analyzed using the spectrometer during the 2002 field season. A significant portion of drill core from the South Lewis and Vortex areas has also been completed.

Drill core was well handled and maintained. Data collection was competently done and found to be consistent from hole to hole and between different loggers. Core recovery in the intrusive units, both where mineralized and unmineralized, was excellent, usually mid 90s to 100%. Recovery in the shale dominant sediments was more variable, ranging from 80s to high 90s. Overall, the 2002 drill program and data capture were conducted in a competent manner.

11.2	2005 Placer Dome

The 2005 Placer Dome drilling program at Donlin Creek utilized both core and RC drills. Core drilling totalled 24,596 m in 90 drillholes whereas RC drilling totalled 3,644 m in 30 holes.

Core drilling focussed on in-fill drilling primarily in the ACMA and Lewis areas. Core holes ranged in length from 79m to 544 m; averaging 273 m. Drilling was done by wireline method using H-size equipment (HQ). Three core drill rigs were used. Most holes were drilled at a declination of between 50° and 60°.

The RC holes ranged in length from 102 m – 201 m, averaging 121.5 m. As in 2002, both drill programs were well supervised, the sites were clean and safe, and work was efficiently done.

Down-hole and collar survey methods, logging conventions and data entry procedures were the same as used in 2002. Alteration data was again collected using an ASD SWIR spectrometer. Core recovery was excellent. Overall, the 2005 drill program and data capture were conducted in a competent manner.

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12.0	SAMPLING METHOD AND APPROACH

The sampling protocol for both the 2002 NovaGold and 2005 Placer Dome programs was the same. For core, the logging geologist marked the sample intervals. Samples were typically 2 m in length within major rock types (intrusive vs. sediment). Sample intervals were broken at lithologic contacts and locally at significant mineralization changes. Sample intervals could be extended to 3 m in weakly to unmineralized core. Typically the entire hole was sampled with the exception of a few holes that encountered significant intercepts of unmineralized shale/siltstone. This sampling approach is considered sound and appropriate for this style of gold mineralization.

After logging, the core was then digitally photographed and sawn in half by diamond saw. Attention was paid to core orientation. One half was returned to the core box for storage at site and the other bagged for sample processing.

RC samples were continuously collected at 1.524 m (5 ft) intervals. A rotary splitter was used at site. A roughly 25% split of the total drilled material was collected for analysis.

Significant 2 m composited assays for the Donlin Creek project are shown in Appendix A. Only values greater than 3 g Au/t are shown.

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13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1	Prior to 2005

Sample preparation, quality assurance and quality control for assays prior to 2002 were analyzed by AMEC and reported in their March 2002 Technical Report (AMEC, 2002b). Samples drilled in 2002 were analyzed by AMEC and reported in their July 2003 Prefeasibility Update report (AMEC, 2003). AMEC determined the assays and the database was suitable for resource estimation. No sample collection occurred within the mineral resource areas between 2003 and the beginning of 2005.

13.2	2005

Sample preparation and analyses were consistent for both the 2002 NovaGold program and the 2005 Placer Dome program.

Initial sample preparation, for both core and RC samples, was done at site utilizing the same sample protocol method Placer Dome established during its earlier campaigns. In 2005, the sample preparation lab was under the control of Placer Dome. This initial sample preparation entailed the following steps.

	1.	The entire sample is dried in an oven heated to 85°C to 90°C for 12 hours.

	2.	The sample is put into trays for processing through a jaw crusher. The sample tag stays with the sample.

	3.	The sample is put through the jaw crusher where the end product passes 70% minus 10 mesh (2 mm).

4.

The sample is then passed through a riffle splitter 4 to 6 times to obtain a suitable amount of sample (150 g to 300 g, usually in the low 200s). The final fraction is put into a pulp bag and marked, and the remainder is put back into the original sample bag.

5.

Control samples are inserted at this stage. The control samples consist of a Standard Reference Material (SRM), a blank and a duplicate for each batch of samples (20 samples per batch). The SRM is already processed to a pulp and is inserted as ~50 g amounts. The blank is prepared by processing a sample from a bin of gravel-size crushed rock by passing it through the jaw crusher and riffle-splitting to ~200 g. When a duplicate is required, the sample is passed through the riffle splitter once, and each half is split again to obtain a ~200 g sample. The sample process lab is kept very clean and orderly, and all equipment is well maintained

	6.	Sample submittal forms are then filled out and samples are boxed for shipping.

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The sample shipment procedure is as follows:

•	Boxed coarse sample splits were flown from the Donlin camp to Aniak via Vanderpool Flying Service and delivered to Frontier Flying Service.

•

Samples were then shipped from Aniak via Frontier Flying Service to the ALS Chemex lab facility in Fairbanks, Alaska. All sample shipments were accompanied by a Frontier Flying Service waybill. This allowed tracking of every sample from the time it left camp until it was received by ALS Chemex.

•	Sample numbers were entered into the ALS Chemex database in Fairbanks prior to shipment of the samples to the ALS Chemex laboratory in North Vancouver, BC where they are pulverized and analyzed.

Once at the Vancouver ALS Chemex laboratory the samples were pulverized into a pulp (to better than 90% minus 150 mesh, or 100 µm) and analyzed by a 1-assay ton method, wherein a 29.17 g sub-sample was taken from the pulp sample, fire assayed and analyzed using an atomic absorption spectroscopy (AAS) finish. Samples that assayed 10 g Au/t or more were re-assayed by a fire assay/gravimetric finish (2002 NovaGold) or an “ore grade” AAS technique (2005 Placer Dome). ALS Chemex is a nationally certified laboratory.

Rigorous quality assurance programs were in place for virtually all the samples to be used in the ACMA and Lewis mineral resource estimate. Placer Dome created four in-house control standard reference materials or standards. Two were used consistently throughout Placer Dome’s earlier campaigns and NovaGold’s 2001-2002 work: Geological Gold Standard C and Geological Gold Standard D. These standards were made according to an accepted methodology of homogenization and round-robin assaying. The certification process was supervised by Placer Dome’s assay team. One or both standards were inserted in all batches, depending on the range of expected values.

The two Placer Dome standards were exhausted during the 2005 Placer Dome program necessitating the purchase of additional standard material. Three standards were acquired: two from Analytical Solutions Ltd (Oreas 6Pb and Oreas 7Pb) and one from CDN Resource Laboratories Ltd (CDN-GS-3). These standards were also made according to an accepted methodology of homogenization and round-robin assaying.

The performance of the standards was monitored and batches that fell outside of accepted limits were reassayed and the original assays were replaced. An exception to this protocol was made for batches containing negligible gold values. Overall, with monitoring, the assays were kept within acceptable limits and demonstrating of assay process.

Duplicate samples (coarse rejects prepared at site) were used to evaluate the analytical laboratory’s sample preparation and analytical precision. The scatter about 0% relative

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difference is symmetric, suggesting no bias in the assay process. As such, NovaGold considers the duplicate program to have performed well and to indicate good reproducibility of the gold values.

Blanks samples were included to check for the presence of contamination in both sample preparation and assaying. Placer Dome had collected a large container of uncrushed unmineralized gravel for use as the blank material. Almost all values (>99%) lie below 0.10 g Au/t and average of 0.007 g/t Au. The blank sample program worked well and demonstrates negligible contamination in the sample preparation process.

The results of the Donlin Creek quality assurance programs using coarse reject duplicates, blanks and SRM demonstrated that the quality of the assay database is sufficient for use in estimating mineral resources.

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14.0	DATA VERIFICATION

14.1	Prior to 2005 Campaign

As a test of data integrity, the data used to estimate the January 2002 Donlin Creek mineral resources reported in the February and March 2002 Technical Reports (AMEC 2002a, and 2002b), and July 2003 mineral resource update (AMEC, 2003) were checked several ways. AMEC concluded that the assay and survey database used for the Donlin Creek mineral resource estimation was sufficiently free of error to be adequate for resource estimation.

14.2	2005 Campaign

NovaGold conducted a 100% check of 2005 drillhole Au assays within the resource area against electronic assay certificates. An error rate of less than 1.5% was uncovered. NovaGold also checked the collar and down-hole survey data. Electronic downhole survey files were read for the drillholes and compared to those stored in the resource database.

NovaGold verified the integrity of the 2005 data and it is sufficiently free of error to be adequate for resource estimation.

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15.0	ADJACENT PROPERTIES

Adjacent properties are not relevant for the review of the Donlin Creek project.

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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

16.1	Overview

The summary provided in Section 16 is based on the testwork review provided in the document “Donlin Creek, Preliminary Assessment Report, November, 2005” by Placer Dome Technical Services Limited, modified appropriately as a result of our review of the original testwork reports.

Mine product which is proposed to be processed for gold recovery has been classified into ore types based on geological characteristics:

•	Lewis intrusive

•	Lewis sediment

•	Rochelieu intrusive

•	Rochelieu sediment

•	ACMA intrusive

•	ACMA sediment

•	Akivik intrusive

•	Akivik sediment

•	Aurora intrusive

•	Aurora sediment

•	Zone 400 intrusive

Gold concentrations in the samples that have been tested have been of the order of 3 to6 g/tonne; silver levels have varied from negligible to about the same as gold. Gold is mainly carried by arsenopyrite.

Variation is observed in processing behaviour between intrusives and sediments, but less so between the geographical sources. Concentration by flotation is efficient, being 91 to 97% for intrusives and 82 to 89% for sediments. Generally, direct cyanidation yields less than 10% gold recovery; whereas oxidation of the sulphides prior to cyanidation yields recoveries exceeding 90% for intrusives and 78 to 89% for the sediments.

Accordingly, process testing has been directed towards development of the following conceptual flowsheet:

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•	concentration by flotation using nitrogen (N2TEC)

•	high pressure oxidation in an autoclave

•	carbon-in-leach (CIL) cyanidation of the concentrate

•	carbon strip and regeneration circuits

•	gold electrowinning, and

•	refining and production of doré bars

Metallurgical testwork and process design have been completed to the scoping study level for the case of 30,000 t/d mill throughput. Ongoing work is being performed to investigate the case of 40,000 t/d mill throughput.

16.2	Testwork Review

Table 16-1 is a summary of all metallurgical tests performed to date as reported by Placer Dome.

Table 16-1: Summary of Combined Flotation and Cyanidation Recoveries

Zone Domain	N2TEC Average Flotation Recovery	All Tests		Dynatec Average Cyanide Recovery	All Tests N2TEC Tests Only	Overall Gold Recovery All Tests
		Average Flotation Recovery	Average Cyanide Recovery

ACMA Intrusive	98.60%	91.97%	97.82%	97.33%	96.45%	89.51%
Akivik Intrusive		87.05%		92.90%		80.87%
Aurora-Intrusive		96.62%		98.50%		95.18%
Lewis Intrusive	94.80%	90.57%	93.22%	95.05%	88.37%	86.09%
Zone 400 Intrusive		95.92%		98.14%		94.14%
Average Intrusive	96.70%	92.43%	95.52%	96.39%	92.41%	89.16%
ACMA Sediment	92.95%	88.29%	93.16%	78.39%	86.59%	69.21%
Akivik Sediment		93.77%		79.76%		74.79%
Aurora-Sediment		98.12%		91.30%		89.58%
Lewis Sediment	89.55%	82.84%	93.38%	88.81%	83.62%	73.57%
Average Sediments	91.25%	90.76%	93.27%	84.57%	85.11%	76.79%

16.2.1	Hazen Phases 1 and 2

AMEC developed a Preliminary Assessment Technical Report for NovaGold in 2002. The AMEC report reviewed testing completed to that date which was the basis for the conceptual process design described above. Since then, a six-month metallurgical program was completed in June 2003 by Hazen Research. Previous testwork by Placer

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Dome Inc. (PDI) and Newmont Mining Corporation (using its N2TEC nitrogen based flotation process) served initially to guide this program. There were two phases in this program:

The Phase 1 work used the same ACMA and Lewis metallurgical composite samples as used in PDI’s 1999 studies. Work was focused on ore characterization, grinding, flotation, batch pressure oxidation (POX), and leaching of gold from the oxidized ore by CIL cyanidation. Limited testing of POX slurry settling and of destruction of cyanide in the CIL tailing (by the INCO SO2/air method) was also conducted.

The Phase 2 testing extended the ore types to the Akivik, Aurora, and 400 zones at the ACMA pit.

Overall, Hazen’s testwork confirmed PDI’s previous metallurgical projections and established that the ACMA ore zones have reasonably similar metallurgical performance. Unlike previous testwork, the metallurgical performance of the blended intrusive and sediment ore composites were also investigated. The blends represent probable mixtures of ore types that will result from mining the deposit. Mixing intrusive and sediment ore types created no detrimental effects on metallurgical recoveries; in fact, the flotation of sediment ore was observed to be more stable.

Compared to flotation with air, flotation with nitrogen was found to yield improved gold recoveries and less mass pull from all the ore types and blends tested. Up to a 14% improvement in gold recovery was noted with the sediment ore composites. Based on a trade-off study, flotation with nitrogen was selected as the basis of the flow sheet since the increased gold recovery revenues greatly exceeded additional capital and operating cost increases. However, ongoing studies and laboratory work continue in an effort to eliminate the need for maintaining an oxygen free atmosphere in the grinding and flotation processes.

In the batch POX-CIL cyanidation testwork using flotation concentrate feedstock, gold recoveries for the intrusive ore types were 97% to 99%, while the sediment ore types gave gold recoveries from 80% to 95%.

16.2.2	G&T and Dynatec

At G&T, composites of Lewis intrusive, Lewis sediment, ACMA intrusive, and ACMA sediment were treated by batch flotation to produce concentrates. The concentrates were sent to Dynatec for POX and cyanidation testing.

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While the G&T work was intended to be preparatory for the pressure oxidation, we note in passing that mercury assays reported for the ore here are in the range 27 to 53 g/tonne, much higher than those measured by Hazen, which were in the range 2.3 to 11.1 g/tonne. Dynatec assayed the concentrates produced by G&T, and obtained mercury levels of the same order as G&T reported for ore. G&T’s levels are substantially higher than the gold content and will undoubtedly have a metallurgical impact if the ore concentrations are verified. Little has been noted in the documentation that we have reviewed about the fate of mercury, which is likely to follow the gold through the process and compete with gold for loading on the carbon. It will be a by-product in the refinery. Mercury will also be a significant issue for permitting and environmental impact.

Pressure oxidation and CIL testwork was performed by Dynatec in 2004. The testwork developed parameters for pressure oxidation operation, and provided additional information on gold recovery. The summary of these results is provided for comparison purposes in Table 16-1.

The Dynatec testwork data indicated that gold recovery for sedimentary ores peaks prior to complete sulphide oxidation. The drop in gold recovery had not yet been adequately explained at the time of this report, but it is theorized that either organic carbon is being activated causing preg robbing or that an insoluble gold chloride is being formed after the sulphide oxidation is nearly completed. No attempt was made to quantify the cost of gold lost by overoxidation versus the cost of cyanide consumed due to underoxidation. Dynatec reported rather high cyanide consumptions of the order of 5 kg/tonne concentrate.

Dynatec also performed acid neutralization tests on the solutions generated from the oxidation process. The testwork indicated that the acidic solutions generated during the oxidation could be neutralized to about pH 3.5 fairly quickly using the flotation tailing. The sulphuric acid was quickly neutralized when the flotation tailing was added, but additional lime was required to neutralize the solutions to greater than pH 6. Additional studies are required to more accurately define the ability of the flotation tailing to neutralize the autoclave acid solutions, and to reduce lime requirement for a final pH between 8.0 and 9.0.

Use of flotation tailings for neutralization contributed dissolved ferrous iron to the treated solution. To the extent that this occurred, the need for neutralization with lime was delayed, but not forestalled.

16.2.3	AMTEL Gold Deportment Studies

Previous mineralogical characterization completed by AMTEL on Lewis composites were repeated in 2004 on an ACMA intrusive composite. The ACMA ore composite compared well with the Lewis composites with >95% of the gold being hosted in the fine

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grained/microcrystalline arsenopyrite. AMTEL noted that unlike the Lewis samples, with ACMA, the pyrite did carry some gold, at less than 5% of the concentration in arsenopyrite.

16.2.4	SGS Lakefield Grindability

Two samples representing sediments and intrusives were received at SGS Lakefield in April, 2004. The results are summarized in Table 16-2.

Table 16-2: Summary of Grindability Testing

	CWi	A × b	ta	Ore	RWi	BWi	Ai
				Density
Sample Composite	(kWh/t)			(g/cm)	(kWh/t)	(kWh/t)	(g)
Greywacke	9.9	38.7	0.39	2.76	14.7	14.0	0.205
(sediments)
Intrusive	11.3	52.8	0.31	2.69	13.5	14.7	0.181

16.2.5	Hazen Grindability

Table 16-3, which is a summary of the Hazen testwork, provides the results of the Bond Ball Mill Work Indices for the various Donlin Creek ore types.

Table 16-3:	Comparison of Bond Ball Mill Work Index Values for Donlin Creek Ores and Composites

Sample	BWi - kWh/t
Rochelieu Intrusive	14.1
S. Lewis Intrusive	13.9
N. Lewis Intrusive	15.1
ACMA Intrusive Composite	14.3
ACMA Sediment Composite	13.0
Rochelieu Sediment	13.3
N. Lewis Sediment	12.1
S. Lewis Sediment	13.1

All the samples tested fall within the moderate range based on the A. R. MacPherson database of Bond Mill Work Index evaluations, except the North Lewis sediment, which is moderately soft. The sediment samples fall in the lower end of the moderate range and the intrusive samples fall in the middle of the moderate range.

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16.2.6	Polysius Testing

High pressure grinding rolls are finding increasing favour for size reduction in hard rock mineral processing circuits. Donlin Creek submitted samples to Polysius Corporation (an equipment supplier for high pressure grinding rolls) in May 2005 for pilot scale testing. The test results are intended to be used by Polysius for selecting and sizing equipment, and for forecasting operating costs.

According to Polysius’ criteria, the test results indicated some concern for intrusive ore due to high wear rates. Blending intrusive with sediments may reduce the wear rate. Further testing is required.

16.2.7	Dorr-Oliver Eimco: Tailing Thickening

A preliminary investigation of producing a surface-stackable tailing was performed. If surface-stacked tailings were shown to be part of a viable disposal scheme for the Donlin Creek tailing, the overall size of the tailing foot print would likely shrink, and permitting might be facilitated. The result of this testwork is detailed in a testing report by Dorr-Oliver Eimco.

The thickening tests indicated that a tailing underflow at approximately 67% to 71% solids could be generated from the Donlin Creek flotation tails if they were not first used in the neutralization circuit. However, the solid settling property may change significantly after being used in neutralization of acidic solutions as has been proposed. No recommendation on the fate of the tailings has been made as yet.

16.2.8	SGS Lakefield Pyrite/Arsenopyrite Separation Tests

Concentrate cleaning is being investigated in an effort to reduce the weight of concentrate while satisfactory gold recovery is still achieved. Reducing concentrate mass pull will reduce the size of equipment, and the cost of reagents in the downstream operations. If pyrite can be rejected from the concentrate, oxygen requirement and thus the power will decrease; reduced acid production in the autoclave will make all downstream operations smaller and may reduce the lime requirement.

This metallurgical testwork program was conducted on an ACMA intrusive ore composite. The samples were from the same set of cores that were used to develop the Hazen composites. The initial goal of this test program was to examine gold-bearing arsenopyrite/pyrite separation through a variety of methods. During the test program, the objective was changed to optimization of bulk sulphide flotation in order to provide a clean sulphide concentrate with high gold recovery. Optimization was attempted by varying grind size and reagent suite. It appears that a partial motivation for this change may have been

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lower gold recoveries being achieved during the exploratory separation tests. As well, AMTEL had previously determined that due to pyrite acting as a gold carrier, maximum gold recovery would require maximum sulphide recovery; i.e., including pyrite.

We believe that rejection of pyrite while maintaining high gold recovery is an excellent way to satisfy the desire to achieve a high concentrate grade. Success with this approach will depend on the pyrite being only a minor carrier of gold. Such an approach would increase the ratio of gold to sulphur in the autoclave feed, and thereby improve processing economics. Given the apparent association of gold with the arsenopyrite (verified once again in this testwork), the arsenopyrite/pyrite separation work should be taken further to see what is achievable, and should be accompanied by some engineering analysis to show the probable cost/benefit effects of the results obtained.

16.2.9	Planned Future Testing

Based on an updated intrusive and sediment ore estimate, which reduced the proportion of sediment ore in the resource and lowered the overall anticipated sulphur content of the ores, separate ore campaign processing options for intrusive and sediment ores were considered uneconomic. As well, it was identified that a mixed ore stream has processing advantages in managing the process chemistry and lowering acid neutralization cost. Based on these advantages, it has been proposed that a mixed feed of these ore types will be processed.

Further metallurgical testing has been scheduled to take place during the fourth quarter of 2005 and the first quarter of 2006. These testwork programs will focus on improving the flotation performance and demonstrating the overall plant flow sheet on a large-scale continuous pilot plant studies. Fresh drill core samples have been obtained from the 2005 drilling program. The work will be completed by the end of the first quarter of 2006.

In an attempt to lower the overall process operating costs, a study is underway to quantify neutralization capacity of an on-site calcareous sandstone deposit for POX sulphuric acid and dissolved metal sulphate salts.

As discussed above, we believe that the potential for rejection of pyrite from the autoclave feed should be fully explored, as the economic benefits may be expected to be significant.

16.3	Conclusions

Metallurgical testing completed to date supports the selected processing sequence:

•	concentration by flotation using nitrogen

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•	high pressure oxidation in an autoclave

•	carbon-in-leach (CIL) cyanidation of the concentrate

•	carbon strip and regeneration circuits

•	gold electrowinning, and

•	refining and production of doré bars

This processing concept incorporates proven commercial unit operations. No issues have been identified to date that might lead to economic performance of this sequence that would be substantially different from similar processes in commercial operation today.

16.4	Recommendations

Separation of pyrite from the flotation concentrate before submission to pressure oxidation may be technically feasible. If this can be achieved with only minor gold losses, the costs for downstream processing may be significantly reduced due to reduced oxygen consumption and neutralization requirements.

The deportment of mercury through the entire process should be investigated. Mercury is of serious concern as an environmental contaminant, and may also influence the metallurgical process design.

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17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1.1	Introduction

The mineral resource estimates for the Donlin Creek project were calculated by Placer Dome. NovaGold has independently verified and validated the results. Kevin Francis P.Geo of NovaGold is the qualified person regarding this work.

The Donlin Creek model (project area) was built using geological information and assay data collected from 673 core holes (157,954 m), 381 RC holes (37,653 m) and 26,232 m of trenching. A total of 109,595 assays were used in the model. The estimates were made from 3-dimensional block models utilizing proprietary Placer Dome mine modelling software (OP). The cell size for the model is 10 m east x 10 m north x 5 m high.

There are presently no mineral reserves at Donlin Creek. At the time of this report Placer Dome is conducting a prefeasibility study with a projected completion date of June 2006. It is expected that Placer Dome will initiate a feasibility study to be completed prior to November 2007, at the completion of the prefeasibility study.

17.1.2	Domaining

Based on geology, the Donlin project area has been divided into nine domains. For the purposes of modelling, these nine domains were combined into three domain supergroups: Lewis Domains 3 and 4), ACMA (Domains 1, 2, 6 and 7) and Aurora-Akivik-400 (Domains 5, 8 and 9). The individual domains are described below.

Domain 1, ACMA: The ACMA domain is dominated by a wide and compact sill sequence within a synclinal shale unit. Domain 1 is limited to the north by the Low Fault and by the ACMA Fault to the west. The eastern margin corresponds to the edge of the Lower Vortex domain.

Domain 2, Lower Vortex: Domain 2 corresponds to the lower extension of the Vortex RDA dykes. It is limited to the north by the Low Fault. Arbitrary lateral boundaries were digitized on either side of the dyke system to separate it from the ACMA and Lewis domains.

Domain 3, Lewis: The Lewis domain is dominated by a series of wide dykes that intersected the shale sequence and produced wide masses of sills. Domain 3 is limited to the west by Vortex Lower and upper domains.

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Domain 4, Vortex: Domain 4 corresponds to the upper portion of the Vortex RDA dykes. It is limited to the south by the Low Fault. Arbitrary lateral boundaries were digitized on either side of the dyke system to separate it from the Akivik and Lewis domains.

Domain 5, Akivik: The Akivik domain is the upper faulted extension of the ACMA sill sequence. Domain 5 is limited to the south by the Low Fault and by the ACMA Fault to the west. The eastern margin corresponds to the edge of the Vortex domain.

Domain 6, Tortured Block: Domain 6 corresponds to the eastern extension of the ACMA domain. It is limited to the north by the Low Fault, west by the American Creek fault, south by the A-Low fault and east by the ACMA fault.

Domain 7, Wedge Block: Domain 7 is immediately south of the Tortured block below the A-Low fault. It is bound to the west by the American Creek fault and to the east by the ACMA fault. Domain 7 consists mainly of the upper ACMA sequence.

Domain 8, Aurora-400: Domain 8 is located above the Low fault between the ACMA and American Creek faults. This area is characterized by a series of sub parallel sills, which are the western extension of the ACMA/Tortured domains.

Domain 9, American Creek: Domain 9 is located south (below) of the American Creek fault. This area consists mainly of sills of the upper ACMA sequence.

17.1.3	Estimation Approach

At Donlin Creek, the felsic dykes and sills are the main host for gold mineralization. In Lewis, and too a lesser extent at ACMA and Aurora-Akivik, the hosting sediments can also contain gold mineralization. As gold mineralization is not pervasive in these host units (the mineralization only occurs in areas which have been structurally prepared), Placer Dome chose to define mineralized envelopes within each host type using “Probability Assisted Constrained Kriging” or PACK. Once the mineralized envelopes are defined, grade is estimated within the envelopes using Ordinary Kriging. This is the same method employed by AMEC for previous grade estimation models.

17.1.4	Compositing

Compositing is done prior to grade estimation to place the assay data on a near-constant support (the volume represented). Au grade and alteration data were composited “down- the-hole” into equal length, 2 m composites. Integer codes for domain and lithology were added to each composite by back tagging from domain and lithology solids. NovaGold

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carried out checks on the calculation of the length-weighted grade and assignment of the integer codes. These were correctly performed.

17.1.5	Density

A single density value has been applied to intrusive and sediment, respectively. These density values were reviewed by AMEC in 2002 (AMEC, 2002a, 2002b). No additional density data has been added to this update or further review work carried out.

Bulk density data were taken from the work done by Placer Dome. Placer Dome has compiled an extensive data set for the felsic intrusive rocks and the sediments. A value of 2.65 was assigned to the mineralized intrusive units, based on 1,190 measurements. A value of 2.71 was assigned to mineralized sediments, based on 700 measurements. NovaGold supports the use of these numbers and verified that these densities were used in the current model.

17.1.6	Definition of Mineralized Envelopes

The first stage in defining the mineralized envelopes is to divide the composites into a mineralized and non-mineralized group using gold grade and alteration. Separation thresholds were chosen for intrusive and sediment mineralization using histograms and probability plots as a guide. An indicator value[2] was set to one if the composite value was equal to or greater than the chosen threshold and to zero if the composite value was less than the threshold. More formally:

i( x, z c ) =1 If the grade zx is ∃ threshold

i( x, z c ) =0 If the grade zx is < threshold

Where zx is the composite defined in X, Y and Z space.

For the intrusive mineralization, the alteration data was also used in determining the indicator value. Alteration studies by NovaGold demonstrated that gold mineralization is associated with illite alteration. The indicator value of composites coded 1, 2 or 3 (based on increasing illite crystallinity) were set to one, independent of the gold grade. Approximately 20% of the intrusive composites in each domain supergroup were assigned an indicator value of one based on alteration codes rather than grade[3] .

Table 17-1 shows the threshold selected for each domain supergroup.

___________________________________
2 The indicator value is a binary code with the value 1 or 0.
3 The grade of these composites is less than the chosen threshold.

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Table 17-1: Donlin Indicator Threshold

Domain	Threshold

Lewis Intrusive	Au >= 0.5 g/t & Alteration 1, 2, 3
Lewis Sediment	Au >= 0.8 g/t
ACMA Intrusive	Au >= 0.6g/t & Alteration 1, 2, 3
ACMA Sediment	Au >= 0.7 g/t
Aurora-Akivik-400 Intrusive	Au >= 0.6g/t & Alteration 1, 2, 3
Aurora-Akivik-400 Sediment	Au >= 1.2 g/t

Note: The indicator is set to one if these conditions are met.

The probability that gold in any block in the model exceeded the threshold was estimated using the indicator data and ordinary kriging. To delineate the mineralized and non-mineralized populations, the probability values were contoured and the resulting envelopes reviewed. Ideally, the envelopes should enclose mostly mineralized composites and have shapes that are geologically reasonable, relatively regular and continuous in space. The envelopes were reviewed by Placer Dome and NovaGold using drillhole data in plan and section. Particular attention was paid to the quality of fits in better-drilled areas and that the envelope outline did not violate the current geologic understanding of mineralization controls.

The probability values used to define mineralized shells for grade estimation are shown in Table 17-2 below.

Table 17-2: Donlin Probability Values

Domain	Probability
Lewis Intrusive	0.33
Lewis Sediment	0.30
ACMA Intrusive	0.48
ACMA Sediment	0.30
Akivik Intrusive	0.48
Akivik Sediment	0.30
400 Intrusive	0.48
400 Sediment	0.30
Aurora Intrusive	0.48
Aurora Sediment	0.30

NovaGold considers the current envelopes acceptable for the purposes of global resource declaration. However, NovaGold recommends the cleaning of irregular or isolated

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envelopes in future models to increase local confidence in the model. The envelopes can be adjusted manually or by using various cell cleansing techniques.

17.1.7	Data Analysis within Indicator Shells

Composite Tagging

Composites inside a model cell that met or exceeded the probability thresholds in Table 17-2 were classified as within a mineralized envelope. Placer Dome examined the tagged composites on-screen and noted that a number of composites with gold grades greater than 0.5 g/t were missed in the tagging process[4] . To include these samples in the mineralized population, Placer Dome manually tagged composites if they were contiguous to the block meeting the probability threshold or formed a run of grade that was contiguous to the block.

Capping

In order to limit the risk associated with high-grade assays, sample grades were capped prior to estimation. Along with geological considerations, a number of different approaches were used to assess an appropriate cap for extreme grades in each of the domain supergroups. These methods included:

•	Visual inspection of probability plots

•	The use of deciles and percentiles (the “Parrish” method)

•	Inflections in the coefficient of variation of ranked composite data

The capping Au grades in Table 17-3 were applied to the 2 m composite data prior to grade interpolation.

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Table 17-3: Donlin Capping

Domain	Cap (g/t)
Lewis Intrusive, Domain 3, 4	30
Lewis Sediment, Domain 3,4	30
ACMA Intrusive, Domain 1, 2, 3, 7	30
ACMA Sediment, Domain 1, 2, 6, 7	20
Aurora-Akivik Intrusive, Domain 5	15
Aurora-Akivik Sediment, Domain 5	30
Aurora-Akivik Intrusive, Domain 8	20
Aurora-Akivik Sediment, Domain 8	22
Aurora-Akivik, Intrusive, Domain 9	20
Aurora-Akivik, Sediment, Domain 9	20

Exploratory Data Analysis

NovaGold prepared histograms and probability plots of capped 2 m composite sample values in intrusive and sediment by domain supergroups within the mineralized envelopes. The summary statistics are presented in Table 17-4.

Table 17-4: Summary Statistics for Capped 2 m Composites by Domain

	Rock
Domain	Type	N	Min	Max	Median	Mean	CV
Lewis	Intrusive	14,067	0.000	30.00	0.72	1.66	1.68
Lewis	Sediment	3,237	0.000	30.00	1.28	2.52	1.52
ACMA	Intrusive	5,878	0.002	30.00	1.67	3.07	1.35
ACMA	Sediment	1062	0.000	20.00	1.42	2.66	1.33
Akivik	Intrusive	1636	0.000	15.00	0.87	1.66	1.34
Akivik	Sediment	807	0.002	30.00	1.84	3.12	1.38
400	Intrusive	2756	0.002	20.00	0.85	1.99	1.46
400	Sediment	557	0.002	22.00	1.79	2.96	1.27
Aurora	Intrusive	1125	0.002	20.00	1.04	2.35	1.38
Aurora	Sediment	142	0.004	20.00	1.78	3.42	1.29

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Variography

Placer Dome manually fitted experimental variograms using the correlogram method, calculated within the OP program. The nugget effect was modeled using a down-hole variogram. The variogram models are summarized in Table 17-5.

The intrusive grade variograms show modest to moderate nugget effects (0.24 to 0.29) and very short first ranges that generally reach 0.8 of the sill in 20 m or less. The second structures show slightly longer ranges reaching distances of 40 m to 60 m. Sediment variograms show less structure than the intrusive variograms with modest to moderate nugget effects (0.17 to 0.30) .

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Table 17-5: Variogram Models

				First Structure							Second Structure
			Y	X	Z					Y	X	Z
Domain	Nugget	C1	(m)	(m)	(m)	Z	X’	Y”	C2	(m)	(m)	(m)	Z	X’	Y”
Lewis Intrusive	0.267	0.526	6.65	6.65	6.65	25	0	-65	0.207	45.1	41.9	34.8	25	0	-65
Lewis Sediment	0.241	0.25	13.7	10.5	9.2	25	0	-65	0.509	56.7	55.4	30.4	25	0	-65
ACMA Intrusive	0.292	0.52	12.4	11.1	7.3	20	0	-65	0.188	48.3	42.5	33.0	20	0	-65
ACMA Sediment	0.298	0.243	9.24	12.5	12.5	20	0	-65	0.458	53.6	54.2	54.2	20	0	-65
Akivik Intrusive	0.236	0.333	24.0	24.0	12.5	20	0	-60	0.431	50.4	49.1	33.0	20	0	-60
Akivik Sediment	0.172	0.401	34.8	32.5	10.3	15	0	-70	0.427	47.1	44.0	32.5	15	0	-70
400 Intrusive	0.236	0.333	24.0	24.0	12.5	20	0	-60	0.431	50.4	49.1	33.0	20	0	-60
400 Sediment	0.172	0.401	34.8	32.5	10.3	15	0	-70	0.427	47.1	44.0	32.5	15	0	-70
Aurora Intrusive	0.236	0.333	24.0	24.0	12.5	20	0	-60	0.431	50.4	49.1	33.0	20	0	-60
Aurora Sediment	0.172	0.401	34.8	32.5	10.3	15	0	-70	0.427	47.1	44.0	32.5	15	0	-70

Note:
Z – First rotation about the z axis, clockwise positive.
X – Second rotation about the new x axis, positive up.
Y – Third rotation about the new y axis, positive down.
Y (m) – Ellipse radius in new y direction.
X (m) – Ellipse radius in new x direction.
Z (m) – Ellipse radius in new z direction

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17.1.8	Block Model Creation

The block model for the Donlin resource model was created using the OP modelling software. There was no sub-blocking used against the geological surfaces or topography and all blocks are 10 m ×10 m ×5 m in size. The coordinate system is "reduced UTM" whereby 500,000 were subtracted from Eastings and 6,800,000 was subtracted from the Northing. The block model limits are listed in Table 17-6.

Table 17-6: Block Model Limits

	Model Limit		Block Size
Direction	(m)[1]	Number of Blocks	(m)

East (X)	39,000 to 43,000	400	10
North (Y)	77,000 to 81,000	400	10
Elevation (Z)	450 to -500	190	5

1 Coordinates are in the reduced UTM grid.

17.1.9	Estimation Parameters

Table 17-7 summarizes the principle parameters for the block estimation in the various domains of the Donlin resource model. Each domain utilized a three-pass strategy with the second pass estimating blocks likely to be indicated mineral resources and the third pass on a smaller search radius for estimating measured mineral resources in mineralized intrusive blocks. In some cases there is also a change in the number of composites used for estimation.

In addition to the detail shown in the two above tables, the estimation plan included the following:

•	Each domain run was executed sequentially according to the order of the entries in Table 17-7

•	Ordinary kriging algorithms were used from within the OP modelling software

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Table 17-7: Estimation Parameters

		Min.	Max.	Max. Comps.	Search Ellipse
Domain	Pass	Comps.	Comps.	per Hole	Y (m)	X (m)	Z (m)	Z	X’	Y”
Lewis Intrusive	1	3	30	3	110	110	55	20	0	-55
Lewis Intrusive	2	2	30	No limit	45	40	30	20	0	-70
Lewis Intrusive	3	2	30	No limit	30	30	15	20	0	-70
Lewis Sediment	1	3	12	3	70	70	32.7	20	0	-55
Lewis Sediment	2	2	12	No limit	45	40	30	20	0	-70
ACMA Intrusive	1	3	20	3	110	110	55	20	0	-75
ACMA Intrusive	2	2	20	No limit	50	50	20	20	0	-75
ACMA Intrusive	3	2	20	No limit	30	30	15	20	0	-75
ACMA Sediment	1	3	12	3	70	70	32.7	20	0	-75
ACMA Sediment	2	2	12	No limit	45	40	20	20	0	-75
Akivik Intrusive	1	3	12	3	110	110	55	30	0	-70
Akivik Intrusive	2	2	12	No limit	45	40	30	30	0	-70
Akivik Intrusive	3	2	12	No limit	30	30	15	30	0	-70
Akivik Sediment	1	3	12	3	70	70	32.7	30	0	-70
Akivik Sediment	2	2	12	No limit	45	40	20	30	0	-70
400 Intrusive	1	3	12	3	110	110	55	40	0	-75
400 Intrusive	2	2	12	No limit	45	40	30	40	0	-75
400 Intrusive	3	2	12	No limit	30	30	15	40	0	-75
400 Sediment	1	3	15	3	70	70	33	40	0	-75
400 Sediment	2	2	15	No limit	45	40	20	40	0	-75
Aurora Intrusive	1	3	15	3	110	110	55	30	0	-65
Aurora Intrusive	2	2	15	No limit	45	40	30	30	0	-65
Aurora Intrusive	3	2	15	No limit	30	30	15	30	0	-65
Aurora Sediment	1	3	15	3	70	70	32.7	30	0	-65
Aurora Sediment	2	2	15	No limit	45	40	20	30	0	-65

Note:
Z – First rotation about the z axis, clockwise positive.
X – Second rotation about the new x axis, positive up.
Y – Third rotation about the new y axis, positive down.
Y (m) – Ellipse radius in new y direction.
X (m)– Ellipse radius in new x direction.
Z (m) – Ellipse radius in new z direction.

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17.1.10	Model Validation

To validate the kriged estimates a number of checks were carried out. These included:

•	Visual inspection of kriged results on plans and sections

•	Comparison of kriged and nearest neighbour statistics

•	A change of support check

•	A check of "script files" used within the OP software system

•	A check of summation of the resources

Validation by Visual Inspection on Sections and Plans

Plans and sections of the resource model were visually inspected on-screen and on paper by NovaGold. Plans and sections showed kriged grades, resource classification, drillhole assays and mineralized shells. The check was generally restricted to the Measured and Indicated Resource blocks in the model. Overall, NovaGold found a reasonable agreement between the assays and the kriged values for blocks classified as Measured or Indicated. The inferred estimate appears to be well constrained and no significant areas of overestimation were observed.

Comparison to a Nearest Neighbour Estimate

For the purposes of comparison, Placer Dome generated a nearest neighbour (NN) model with the 2 m Au composites. Table 17-8 summarizes the comparisons between nearest neighbour and kriged results. The results are calculated at a zero cutoff for those blocks contained in the Measured and Indicated category. The differences shown are well within accepted norms except for the 400 and Akivik sediment zones. These zones; however, represents less than 2% of the tonnage in the Measured and Indicated mineral resource and are characterized by isolated high-grade intercepts in comparatively lower grade material.

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Table 17-8: Comparison of Kriged vs. Nearest Neighbour Estimates – Donlin Creek, Measured and Indicated Blocks (tonnage weighted)

(At a 0 cutoff)	# of Blocks	Kriged Estimate	Nearest Neighbour	Difference (%)
All areas	201009	2.04	2.02	1.0
Lewis Intrusive	90717	1.62	1.59	1.9
Lewis Sediment	15848	2.76	2.85	-3.2
ACMA (D1, 2) Intrusive	35158	2.78	2.68	3.7
ACMA (D1, 2) Sediment	4931	2.59	2.66	-2.6
Akivik Intrusive	13822	1.63	1.64	-0.6
Akivik Sediment	6478	2.94	3.13	-6.1
400 Intrusive	21929	1.83	1.77	3.4
400 Sediment	2831	2.55	2.86	-10.8
Aurora Intrusive	8663	2.16	2.08	3.8
Aurora Sediment	632	3.03	3.42	-11.4

The comparison with the nearest neighbour statistics is considered acceptable for the Measured and Indicated resources.

Change of Support Check

The individual block estimates created by kriging are smoothed relative to reality. When the estimates are smoothed, the grade-tonnage curve created by summing the block model will give unrealistic estimates of the grade and tonnage above a stated cutoff; generally the result is the well-known “tonnage up, grade down” syndrome. This smoothing is exaggerated at Donlin Creek given the low to moderate nugget effects, short ranges and small blocks relative to the drilling density.

Although there are various non-linear geostatistical approaches to solving this problem, Placer Dome tuned the global variability of the kriged estimates to the expected variability of the selective mining unit (SMU) on which final selection is made. This adjustment is made by iteratively adjusting the kriging plan until the required variability is obtained. The most usual adjustment is to restrict the number of samples used to krige a block.5. In the case of Donlin Creek, the final SMU is assumed to be the 10 m x 10 m x 5 m cell used in the block model. This relatively simple approach has the disadvantage that local estimates are inaccurate and suffer from conditional bias. When using such a model great care must be taken to execute the mine plan on large areas of the model and not on individual block estimates. Care must also be taken in mine design to ensure that unrealistic pit shapes are avoided.

5 This approach is sometimes referred to as “restricted kriging.”

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One measure of the variability of the model is the coefficient of variation (CV). A theoretical CV was calculated for 10 m x 10 m x 5 m blocks and compared to the block model distribution. The calculation of the expected CV can be made taking into account “perfect selection”. In perfect selection, the grade of the block is known “perfectly” and the discriminating decision of ore or waste is made without error.

In general, the intrusive units are slightly smoothed relative to the expected variability of perfect selection. They are generally close when compared to the expected variability of a block based on imperfect selection.

In contrast, the sediment units are generally too smooth. Placer Dome experimented with various kriging plans to increase the number of samples used to krige the sediment blocks. The experimentation was not successful. The high variability is an unusual result and most likely reflects the high variability of the composite data, the small SMU size relative to the drillhole spacing and the lower drill density.

The smoothing in the intrusive is considered reasonable. The grade-tonnage curve for the sediment indicates less selectivity than will be achieved in practice; this is undesirable. NovaGold recommends the kriging plan for the sediments be reviewed in any future model.

A Review of OP “Script Files”

NovaGold inspected the "script-files" created for each kriging run to ensure that the correct search, semi-variogram and estimation parameters were used to generate and classify the block model. No errors were found in the run-files checked.

A Summation Check

NovaGold independently checked the summations for the grade and tonnage figures. No errors were found.

17.1.11	Resource Classification and Summary

Placer Dome highlighted model blocks that were interpolated during estimation versus extrapolated. This was done using octant information collected during the kriging run. Blocks that were estimated using extrapolated data were restricted more in the classification than blocks that were interpolated.

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The logic for mineral resource classification of Donlin Creek is consistent with the CIM definitions referred to in National Instrument 43-101. The current level of drilling6 allows a reasonable assumption of geologic and grade continuity for the Indicated resource category. The Measured mineral resource category is supported locally within intrusive where the closest drillhole is no further than 12 m from the block being estimated and two drillholes are within 30 m. No Measured mineral resource is contained within sediment blocks.

Estimated blocks, not classified as Measured or Indicated mineral resources, are classified as Inferred mineral resources if they were within the PACK envelope and limited by a US$450 pit shell using reasonable cost assumptions and POX/CIL Au recovery method.

Implementation of Resource Classification

Implementation of the resource classification criteria was completed in OP using a combination of extrapolation versus interpolation, variogram ranges and logical results regarding distance to closest composite and number of drillholes.

NovaGold reviewed in detail the implementation of the classification criteria, and subsequent flagging of blocks. NovaGold also reviewed the tabulation of the resource blocks within the various domains using an independent computer program. No errors or omissions were found.

Resource Tabulation

Table 17-9 tabulates geological resources for the 2006 Donlin Creek model at a cutoff grade 1.2 g/t gold. The tabulations are restricted to material occurring within the bounds of a preliminary pit shell generated at US$450/oz gold pricing.

Table 17-9: Mineral Resource Summary at 1.2 g/t Cutoff

	Tonnes	Au	Contained
			Au
	(M)	(g/t)	(Thousand oz)
1.2 g Au/t Cut-off (U.S.$400 /oz Au)
DONLIN CREEK PROJECT
Measured Mineral Resource	16.1	2.84	1,469
Indicated Mineral Resource	151.1	2.75	13,360
Measured + Indicated Mineral Resources	167.2	2.76	14,829
Inferred Mineral Resource	156.0	2.72	13,643

_______________________
6 The intrusive drilling is a nominal 27 m for Lewis, 30 m for ACMA and 46 m for Aurora-Akivik. The sediment drilling is a nominal 39 m for Lewis, 38 m for ACMA and 54 m for Aurora-Akivik.

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18.0	OTHER RELEVANT DATA AND INFORMATION

There are no other relevant data and information at the time of this report

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19.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

A Preliminary Assessment by AMEC was completed in March 2002 (AMEC 2002b). Placer Dome is undertaking a prefeasibility study using the January 19, 2006 resource model. The study is schedule for completion in June 2006. Once it is completed it is expected that Placer Dome will initiate a feasibility study with completion expected prior to November 2007.

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20.0	INTERPRETATION AND CONCLUSIONS

•	The geology of the Donlin Creek project and mineralization controls are well understood.

•

The mineralization has been delineated by core and RC samples collected from drillholes. Key quality assurance and control steps have ensured the validity of the assay database. Auditing of the drillhole database has verified the integrity of the data used to estimate resources and reserves.

•	Metallurgical testing completed to date supports the selected processing sequence:

•

This processing concept incorporates proven commercial unit operations. No issues have been identified to date that might lead to economic performance of this sequence that would be substantially different from similar processes in commercial operation today.

•	Mineral shells were constructed to partition intrusive and sediments into mineralized and unmineralized domains.

•	Au grades were interpolated by ordinary kriging. NovaGold has validated the resource estimate and believes it to have been completed to industry standard.

•

The mineral resource at Donlin Creek is classified according to the CIM definitions referred to in National Instrument 43-101. In classifying the resource, consideration is given to qualitative levels of confidence in volume estimation, sample quality, sample representivity, and estimation technique.

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21.0	RECOMMENDATIONS

NovaGold recommends the cleaning of irregular or isolated mineral estimation envelopes in future models to increase local confidence in the model. The envelopes can be adjusted manually or by using various cell cleansing techniques.

Separation of pyrite from the flotation concentrate before submission to pressure oxidation may be technically feasible. If this can be achieved with only minor gold losses, the costs for downstream processing may be significantly reduced due to reduced oxygen consumption and neutralization requirements.

The deportment of mercury through the entire process should be investigated. Mercury is of serious concern as an environmental contaminant, and may also influence the metallurgical process design.

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22.0	REFERENCES

AMEC, 2002a, Technical Report, Donlin Creek Project, Alaska, NI43-101F1 Technical Report filed by NovaGold Resources, Inc.

AMEC, 2002b, Technical Report, Preliminary Assessment, Donlin Creek Project, Alaska, NI43-101F1 Technical Report filed by NovaGold Resources, Inc.

AMEC, 2003, Prefeasibility Study – Status Report, Donlin Creek Project, Draft, Internal report for Placer Dome

Miller, L., Ebert, S., Kowalczyk, P., Petsel, S., McAtee, J., Goldfarb, R., Miller, M.L. and Dodd, S., 2000, Geology, mineralization, and exploration at the Donlin Creek project, southwestern Alaska [abs.]: British Columbia and Yukon Chamber of Mines Cordilleran Roundup, Abstracts, p. 45.

Piekenbrock, J.R. and Petsel, S.A., 2003, Geology and Interpretation of the Donlin Creek Gold Deposit, Alaska, Private Report to NovaGold Resources

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23.0	SIGNATURES

January 2006
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Stanton P. Dodd, MSc., P. Geo.
NovaGold Resources, Inc.
Suite 2300 – 200 Granville Street
Vancouver, B.C. V6C 1S4
Telephone: (604) 669 6227
Fax: (604) 669 6272
E-mail: stan.dodd@novagold.net

CERTIFICATE OF AUTHOR

I, Stanton P. Dodd, do hereby certify that:

1.         I am a Senior Project Geologist of:

NovaGold Resources, Inc.
Suite 2300 – 200 Granville Street
Vancouver, B.C. V6C 1S4

2.         I graduated from Western Washington University, Bellingham, WA with a Master of Science in Geology in 1981.

3.         I am a Licensed Professional Geologist in the State of Washington, License No. 190.

4.         I have a total of 30 years work experience as a geologist in mineral exploration and engineering geology. I have worked throughout the western United States (including Alaska) as well as Kazakhstan.

5.         I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI-43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the Purposes of NI 43-101.

6.         I am responsible for the preparation of the technical report titled Donlin Creek Project 43-101 Technical Report and dated January 20th, 2006, (the “Technical Report”). I prepared sections 6 through 13. Other contributors to the report include Kevin Francis, P. Geo (sections 1 through 5, 14, 15 and 17 through 21) and Lynton Gormely, P. Eng (section 16). I was Project Geologist for the Donlin Creek Project in 2005 and was responsible for the exploration program and geologic modeling. I was at site the majority of time between March 2005 and August 2005. Previously I acted as Project Geologist for the project from 1996-1999 while with Placer Dome US.

7.         I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8.         I am not independent of the issuer but do qualify to author this report as outlined in section 5.3.3 (Author of Technical Report) of National Instrument 43-101.

9.         I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.       I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20th Day of January, 2006.

“Stanton P. Dodd”

Stanton P. Dodd, MSc., P. Geo.

Kevin A. Francis, P. Geo
NovaGold Resources, Inc.
Suite 2300 – 200 Granville Street
Vancouver, B.C. V6C 1S4
Tel: (604) 669 6227
Fax: (604) 669 6272
E-mail: kevin.francis@novagold.net

CERTIFICATE OF AUTHOR

I, Kevin Francis, do hereby certify that:

1)	I am a Professional Geologist, and Resource Manager of:

NovaGold Resource, Inc. Suite 2300 – 200 Granville Street Vancouver, B.C. V6C 1S4

2)	I graduated from the University of Colorado, Boulder, Colorado, a Master of Science degree in Geology from the University of Colorado in 1987.

3)	I am registered as a Professional Geologist in the state of Utah (5311425-2250).

4)

I have practiced my profession continuously since 1987 and have been involved in: mineral exploration for copper, gold, and silver in the United States, Canada, Mexico, Russia, and Southeast Asia; exploration data evaluation, geological modeling and resource modeling of gold, copper, iron, platinum, palladium, manganese and industrial mineral deposits in the United States, Canada, Ukraine, Mexico, Peru, Chile, Brazil, and South Africa.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI-43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person for the purposes of NI43-101.

6)

I am responsible for the preparation of Sections 1 through 5, 14, 15, and 17 through 21 of the technical report titled Donlin Creek Project, 43-101 Technical Report and dated 20 December 2006 (the “Technical Report”) relating to the Donlin Creek property. The work was completed in NovaGold’s office and did not require me to visit the Donlin Creek site.

7)

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8)	I am not independent of the issuer but do qualify to assist in the preparation of this report as outlined in Section 5.3 (3) of National Instrument 43-101.

9)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10)

In consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20th day of January 2006.

“Kevin Francis”
Kevin Francis, P.Geo.

Lynton S. Gormely, Ph.D., P.Eng.
AMEC Americas Limited
400 – 111 Dunsmuir Street
Vancouver, B.C. V6B 5W3
Telephone: (604) 664 3312
Fax: (604) 664 3057
E-mail: lynton.gormely@amec.com

CERTIFICATE OF AUTHOR

I, Lynton S. Gormely, do hereby certify that:

1.	I am a Principal Process Engineer of:

AMEC Americas Limited 400 – 111 Dunsmuir Street Vancouver, B.C. V6B 5W3

2.	I graduated from the University of British Columbia, Vancouver, B.C., with a Doctor of Philosophy in Chemical Engineering in 1973.

3.	I am a member of the Canadian Institute of Mining, Metallurgy, and Petroleum and a Registered Professional Engineer in the Province of British Columbia, Registration No. 10005.

4.	I have worked as a process engineer for a total of 33 years since my graduation from university.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI- 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the Purposes of NI 43-101.

6.

I am responsible for the preparation of section 16 of the technical report title Donlin Creek Project 43-101 Technical Report and dated January 20th, 2006, (the “Technical Report”) relating to the Donlin Creek property. The work was completed in AMEC’s office and this work did not require me to visit the Donlin Creek site.

7.	I have not had prior involvement with the property that is the subject of the Technical Report.

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3		I:\DOCUME~1\Peterize\LOCALS~1\Temp
Tel (604) 664-3471		\BCL Technologies\easyPDF
Fax (604) 669-3057	www.amec.com	4\@BCL@9C0450F0.doc

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20th Day of January, 2006.

“Lynton S. Gormely”

Lynton S. Gormely, Ph.D., P.Eng.

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3		I:\DOCUME~1\Peterize\LOCALS~1\Temp
Tel (604) 664-3471		\BCL Technologies\easyPDF
Fax (604) 669-3057	www.amec.com	4\@BCL@9C0450F0.doc

DONLIN CREEK PROJECT 43-101 TECHNICAL REPORT JANUARY 2006

APPENDIX A
Significant 2 m Composites Exceeding 3 g/t

January 2006
Page 24-1

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC02-674	2	4.01	DC01-585	2	4.562
DC02-674	2	7.552	DC01-585	2	15.65
DC02-676	2	3.192	DC01-585	2	11.15
DC02-684	2	3.692	DC01-585	2	8.196
DC02-684	2	4.128	DC01-585	2	5.551
DC02-684	2	4.131	DC01-585	2	3.8
DC02-695	2	3.116	DC01-585	2	18.25
DC02-696	2	3.741	DC01-585	2	4.223
DC02-696	2	5.765	DC01-585	2	12.98
DC02-696	2	4.293	DC01-585	2	4.931
DC02-696	2	4.316	DC01-585	2	4.006
DC02-697	2	4.624	DC01-585	2	14.21
DC02-697	2	6.532	DC01-585	2	8.037
DC02-697	2	5.151	DC01-585	2	4.654
DC02-697	2	7.614	DC01-585	2	6.234
DC02-697	2	8.169	DC01-585	2	4.547
DC02-697	2	6.008	DC01-585	2	4.543
DC02-697	2	5.464	DC01-585	2	5.781
DC02-697	2	5.04	DC01-585	2	3.14
DC02-697	2	6.916	DC01-585	2	5.179
DC02-697	2	3.002	DC01-585	2	14.93
DC02-698	2	6.055	DC01-585	2	10.57
DC02-698	2	4.86	DC01-586	2	6.129
DC02-698	2	6.13	DC01-586	2	15.761
DC02-698	2	7.49	DC01-586	2	17.311
DC02-698	2	10.689	DC01-586	2	13.931
DC02-698	2	4.532	DC01-586	2	10.71
DC02-699	2	6.116	DC01-586	2	5.511
DC02-699	2	4.246	DC01-586	2	3.243
DC02-700	2	3.622	DC01-586	2	4.166
DC02-700	2	4.056	DC01-586	2	6.843
DC02-700	2	6.247	DC01-586	2	14.479
DC02-700	2	5.268	DC01-586	2	6.933
DC02-700	2	5.403	DC01-586	2	4.537
DC02-700	2	4.662	DC01-586	2	3.883
DC02-700	2	3.16	DC01-586	2	5.379
DC02-708	2	6.745	DC01-586	2	5.475
DC02-708	2	5.869	DC01-586	2	5.544
DC02-712	2	4.669	DC01-586	2	5.705
DC02-722	2	3.885	DC01-586	2	3.442
DC02-722	2	3.837	DC01-586	2	4.399
DC02-722	2	4.732	DC01-586	2	4.177
DC02-722	2	5.583	DC01-586	2	3.708
DC02-722	2	6.315	DC01-586	2	4.655
DC02-722	2	5.333	DC01-586	2	5.263
DC02-722	2	5.08	DC01-586	2	7.36
DC05-1025	2	4.299	DC01-586	2	15.747
DC05-1025	2	3.259	DC01-586	2	12.134
DC05-1025	2	4.379	DC01-586	2	5.626
DC05-1025	2	7.935	DC01-586	2	4.239
DC05-1025	2	6.341	DC01-586	2	4.09

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC05-1025	2	7.241	DC01-586	2	5.997
DC05-1025	2	10.659	DC01-586	2	6.1
DC05-1025	2	5.421	DC01-586	2	4.875
DC05-1025	2	7.357	DC01-586	2	3.747
DC05-1026	2	3.081	DC01-587	2	4.733
DC05-1027	2	4.343	DC01-587	2	6.62
DC05-1027	2	3.292	DC01-587	2	4.154
DC05-1027	2	3.231	DC01-587	2	6.449
DC05-1027	2	6.31	DC01-587	2	8.152
DC05-1027	2	4.602	DC01-587	2	6.702
DC05-1027	2	5.34	DC01-587	2	11.33
DC05-1027	2	5.35	DC01-587	2	9.664
DC05-1027	2	3.122	DC01-587	2	3.252
DC05-1027	2	3.944	DC01-587	2	3.175
DC05-1027	2	3.74	DC01-587	2	10.14
DC05-1027	2	3.407	DC01-587	2	11.16
DC05-1027	2	4.575	DC01-587	2	6.261
DC05-1027	2	4.89	DC01-587	2	3.896
DC05-1027	2	4.102	DC01-587	2	17.47
DC05-1027	2	3.201	DC01-587	2	5.879
DC05-1027	2	3.348	DC01-587	2	12.8
DC05-1027	2	3.006	DC01-587	2	9.137
DC05-1027	2	5.28	DC01-587	2	6.098
DC05-1027	2	7.388	DC01-587	2	6.485
DC05-1027	2	5.403	DC01-587	2	24.25
DC05-1027	2	4.816	DC01-587	2	20.91
DC05-1028	2	4.457	DC01-587	2	30
DC05-1028	2	4.153	DC01-587	2	6.188
DC05-1028	2	3.119	DC01-587	2	3.95
DC05-1028	2	11.443	DC01-587	2	5.383
DC05-1028	2	7.557	DC01-587	2	5.175
DC05-1028	2	8.677	DC01-587	2	4.405
DC05-1028	2	5.047	DC01-588	2	9.433
DC05-1028	2	3.754	DC01-588	2	4.625
DC05-1029	2	5.47	DC01-588	2	3.298
DC05-1029	2	4.5	DC01-589	2	3.846
DC05-1029	2	6.51	DC01-589	2	3.266
DC05-1029	2	7.93	DC01-589	2	3.23
DC05-1029	2	9.356	DC01-592	2	7.211
DC05-1029	2	4.08	DC01-592	2	8.976
DC05-1029	2	6.2	DC01-592	2	5.353
DC05-1029	2	3.98	DC01-593	2	5.401
DC05-1029	2	6.025	DC01-593	2	8.193
DC05-1029	2	7.1	DC01-593	2	9.513
DC05-1031	2	6.546	DC01-593	2	15.153
DC05-1031	2	3.397	DC01-593	2	7.817
DC05-1031	2	9.28	DC01-593	2	3.74
DC05-1031	2	7.516	DC01-593	2	7.23
DC05-1031	2	5.165	DC01-593	2	8.282
DC05-1031	2	3.66	DC01-593	2	6.902
DC05-1031	2	30	DC01-594	2	4.41

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC05-1031	2	7.345	DC01-594	2	4.275
DC05-1032	2	4.075	DC01-594	2	3.595
DC05-1032	2	7.312	DC01-594	2	4.937
DC05-1032	2	8.875	DC01-594	2	3.031
DC05-1032	2	6.02	DC01-594	2	4.14
DC05-1032	2	8.12	DC01-594	2	3.154
DC05-1032	2	3.16	DC01-594	2	5.275
DC05-1032	2	4.97	DC01-595	2	3.067
DC05-1032	2	13.6	DC01-595	2	5.437
DC05-1032	2	4.96	DC01-595	2	3.505
DC05-1032	2	3.18	DC01-595	2	4.808
DC05-1033	2	6.19	DC01-595	2	6.97
DC05-1033	2	3.13	DC01-595	2	9.666
DC05-1033	2	5.08	DC01-595	2	11.104
DC05-1033	2	4.766	DC01-595	2	14.985
DC05-1033	2	4.06	DC01-595	2	11.087
DC05-1033	2	6.11	DC01-595	2	6.672
DC05-1033	2	6.42	DC01-595	2	5.152
DC05-1033	2	7.75	DC01-595	2	3.422
DC05-1033	2	16.8	DC01-595	2	4.041
DC05-1033	2	6.07	DC01-595	2	3.673
DC05-1033	2	14.6	DC01-595	2	3.449
DC05-1033	2	3.74	DC01-595	2	3.778
DC05-1033	2	6.12	DC01-595	2	3.8
DC05-1033	2	7.33	DC01-595	2	3.376
DC05-1033	2	8.81	DC01-595	2	5.162
DC05-1033	2	11.95	DC01-595	2	4.977
DC05-1033	2	24.1	DC01-595	2	9.376
DC05-1033	2	28	DC01-595	2	6.056
DC05-1033	2	13.6	DC01-595	2	3.019
DC05-1033	2	17.65	DC01-595	2	9.171
DC05-1033	2	10.25	DC01-595	2	18.37
DC05-1034	2	3.03	DC01-595	2	14.307
DC05-1034	2	3.55	DC01-595	2	29.609
DC05-1034	2	5.865	DC01-595	2	21.796
DC05-1034	2	5.22	DC01-595	2	3.038
DC05-1034	2	8.84	DC01-595	2	3.307
DC05-1034	2	4.17	DC01-595	2	3.944
DC05-1035	2	18.905	DC01-595	2	6.047
DC05-1035	2	8.009	DC01-595	2	8.654
DC05-1035	2	3.229	DC01-595	2	5.336
DC05-1035	2	3.657	DC01-595	2	4.39
DC05-1035	2	4.951	DC01-595	2	4.363
DC05-1035	2	3.402	DC01-595	2	3.994
DC05-1035	2	4.263	DC01-595	2	3.437
DC05-1035	2	5.515	DC01-595	2	5.055
DC05-1035	2	9.466	DC01-595	2	8.714
DC05-1035	2	3.168	DC01-595	2	5.099
DC05-1035	2	6.564	DC01-595	2	3.118
DC05-1035	2	5.066	DC01-596	2	11.215
DC05-1035	2	5.16	DC01-596	2	10.393

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC05-1035	2	5.899	DC01-596	2	6.544
DC05-1036	2	3.995	DC01-596	2	8.486
DC05-1036	2	4.235	DC01-596	2	9.075
DC05-1036	2	4.435	DC01-596	2	8.588
DC05-1036	2	3.815	DC01-596	2	3.194
DC05-1036	2	4.625	DC01-596	2	4.302
DC05-1036	2	15.735	DC01-596	2	8.149
DC05-1036	2	15.515	DC01-596	2	11.668
DC05-1036	2	3.205	DC01-596	2	11.926
DC05-1037	2	3.96	DC01-597	2	3.934
DC05-1037	2	4.8	DC01-597	2	5.804
DC05-1037	2	7.745	DC01-597	2	6.732
DC05-1037	2	7.42	DC01-597	2	7.574
DC05-1037	2	6.66	DC01-597	2	3.733
DC05-1037	2	5.97	DC01-597	2	5.639
DC05-1037	2	13.7	DC01-597	2	23.848
DC05-1037	2	19.1	DC01-597	2	26.619
DC05-1037	2	11.9	DC01-597	2	11.304
DC05-1037	2	12.1	DC01-597	2	9.219
DC05-1037	0.8	12.2	DC01-597	2	14.324
DC05-1038	2	3.721	DC01-597	2	12.538
DC05-1038	2	3.058	DC01-597	2	6.972
DC05-1038	2	3.734	DC01-597	2	14.684
DC05-1038	2	3.915	DC01-597	2	30
DC05-1039	2	3.12	DC01-597	2	30
DC05-1039	2	3.97	DC01-597	2	30
DC05-1039	2	3	DC01-597	2	4.459
DC05-1039	2	3.63	DC01-597	2	5.727
DC05-1039	2	3.54	DC01-597	2	5.362
DC05-1039	2	3.27	DC01-597	2	7.968
DC05-1039	2	3.88	DC01-597	2	3.321
DC05-1039	2	7.78	DC01-597	2	4.22
DC05-1039	2	10	DC01-597	2	4.935
DC05-1039	2	3.94	DC01-597	2	3.013
DC05-1048	2	9.316	DC01-597	2	3.477
DC05-1048	2	4.73	DC01-597	2	6.887
DC05-1049	2	3.598	DC01-597	2	9.802
DC05-1068	2	4.71	DC01-598	2	7.729
DC05-1068	2	5.735	DC01-598	2	5.333
DC05-1068	2	3.163	DC01-598	2	6.606
DC05-1068	2	3.427	DC01-599	2	7.353
DC05-1068	2	6.942	DC01-599	2	3.568
DC05-1068	2	12.185	DC01-599	2	5.605
DC05-1068	2	11.2	DC01-599	2	4.255
DC05-1068	2	4.33	DC01-599	2	3.081
DC05-1068	2	5.87	DC01-599	2	3.643
DC05-1068	2	4.83	DC01-599	2	5.954
DC05-1068	2	24.8	DC01-599	2	6.034
DC05-1068	2	3.59	DC01-599	2	3.023
DC05-1070	2	3.24	DC01-599	2	5.128
DC05-1070	2	4.3	DC01-599	2	6.654

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC05-1070	2	6.68	DC01-600	2	3.342
DC05-1070	2	5.06	DC01-600	2	7.537
DC05-1070	2	4.14	DC01-600	2	10.06
DC05-1070	2	4.121	DC01-600	2	3.536
DC05-1070	2	3.38	DC01-600	2	3.444
DC05-1072	2	6.135	DC01-600	2	30
DC05-1072	2	5.34	DC01-600	2	30
DC05-1072	2	3.05	DC01-600	2	11.043
DC05-1072	2	5	DC01-600	2	9.555
DC05-1072	2	8.456	DC01-600	2	14.898
DC05-1072	2	3.01	DC01-600	2	25.028
DC05-1074	2	4.34	DC01-600	2	30
DC05-1088	2	3.027	DC01-600	2	3.515
DC05-1088	2	3.289	DC01-602	2	3.471
DC05-1088	2	6.673	DC01-602	2	8.785
DC05-1088	2	10.009	DC01-602	2	9.58
DC05-1088	2	3.605	DC01-602	2	4.037
DC05-1088	2	4.065	DC01-602	0.4	9.582
DC05-1088	2	4.012	DC01-603	2	3.511
DC05-1088	2	4.406	DC01-603	2	4.284
DC05-1088	2	3.794	DC01-603	2	19.813
DC05-1088	2	3.869	DC01-603	2	9.306
DC05-1088	2	3.665	DC01-603	2	7.651
DC05-1088	2	6.686	DC01-603	2	5.353
DC05-1088	2	6.636	DC01-603	2	15.555
DC05-1090	2	3.025	DC01-603	2	10.662
DC05-1090	2	5.97	DC01-603	2	3.207
DC05-1090	2	5.693	DC01-603	2	8.976
DC05-1090	2	3.93	DC01-603	2	9.275
DC05-1090	2	3.12	DC01-603	2	4.978
DC05-1090	2	3.257	DC01-603	2	10.053
DC05-1090	2	3.729	DC01-603	2	7.771
DC05-1090	2	5.308	DC01-603	2	10.981
DC05-1090	2	13.277	DC01-603	2	8.654
DC05-1090	2	4.359	DC01-603	2	5.566
DC05-1098	2	17.492	DC01-605	2	8.801
DC05-1099	2	4.59	DC01-605	2	14.694
DC05-1099	2	4.18	DC01-605	2	19.252
DC05-1099	2	8.838	DC01-605	2	6.087
DC05-1099	2	5.565	DC01-605	2	7.926
DC05-1099	2	5.175	DC01-605	2	6.504
DC05-1099	2	5.65	DC01-605	2	4.858
DC05-1099	2	6.43	DC01-605	2	3.364
DC05-1099	2	7.46	DC01-605	2	3.091
DC05-1099	2	7.37	DC01-607	2	9.025
DC05-1099	2	3.106	DC01-607	2	9.903
DC05-1099	2	3.502	DC01-607	2	7.663
DC05-1099	2	5.86	DC01-607	2	3.354
DC05-1099	2	3.763	DC01-607	2	5.493
DC05-1100	2	4.965	DC01-607	2	4.29
DC05-1100	2	3.371	DC01-607	2	3.617

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC05-1100	2	4.931	DC01-607	2	5.813
DC05-1101	2	3.452	DC01-607	2	4.421
DC05-1101	2	4.805	DC01-607	2	11.883
DC05-1101	2	4.13	DC01-607	2	5.306
DC05-1101	2	5.096	DC01-607	2	4.337
DC05-1101	2	3.603	DC01-607	2	4.464
DC05-1102	2	3.55	DC01-607	2	7.161
DC05-1102	2	4.54	DC01-607	2	19.909
DC05-1102	2	4.479	DC01-607	2	21.939
DC05-1102	2	3.4	DC01-607	2	18.34
DC05-1102	2	3.23	DC01-607	2	24.822
DC05-1102	2	3.19	DC01-607	2	10.734
DC05-1102	2	7.881	DC01-607	2	17.384
DC05-1102	2	3.03	DC01-607	2	17.209
DC05-1102	2	4.33	DC01-607	2	30
DC05-1103	2	3.49	DC01-607	2	30
DC05-1103	2	4.41	DC01-607	2	30
DC05-1103	2	6.62	DC01-607	2	30
DC05-1103	2	4.88	DC01-607	2	9.816
DC05-1104	2	4.638	DC01-607	2	6.434
DC05-1104	2	18.772	DC01-607	2	9.897
DC05-1104	2	15.41	DC01-607	2	4.055
DC05-1104	2	10.35	DC01-607	2	4.334
DC05-1104	2	11.24	DC01-607	2	5.424
DC05-1104	2	9.634	DC01-607	2	5.176
DC95-162	2	3.357	DC01-608	2	7.972
DC95-162	2	3.312	DC01-608	2	3.405
DC95-162	2	5.033	DC01-608	2	3.636
DC95-162	2	4.957	DC01-608	2	13.923
DC95-162	2	3.32	DC01-608	2	7.855
DC95-162	2	4.712	DC01-608	2	3.999
DC95-163	2	3.988	DC01-608	2	6.779
DC95-163	2	3.324	DC01-608	2	6.316
DC95-163	2	5.75	DC01-609	2	3.697
DC95-163	2	3.113	DC01-609	2	5.07
DC95-163	2	4.331	DC01-609	2	8.3
DC95-163	2	3.003	DC01-609	2	6.815
DC95-163	2	3.94	DC01-609	2	7.503
DC95-163	2	4.098	DC01-609	2	9.278
DC95-163	2	4.391	DC01-609	2	7.586
DC95-163	2	3.054	DC01-609	2	4.22
DC95-163	2	8.419	DC01-609	2	5.394
DC95-163	2	4.865	DC01-611	2	8.282
DC95-163	2	8.56	DC01-611	2	3.588
DC95-164	2	4.713	DC01-611	2	3.881
DC95-164	2	5.28	DC01-611	2	4.406
DC95-164	2	5.05	DC01-611	2	4.828
DC95-164	2	4.01	DC01-611	2	9.473
DC95-164	2	4.29	DC01-611	2	3.942
DC95-164	2	7.15	DC01-611	2	3.753
DC95-165	2	3.368	DC01-611	2	5.75

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC95-165	2	4.846	DC01-611	2	4.862
DC95-165	2	5.004	DC01-611	2	3.085
DC95-165	2	3.16	DC01-611	2	5.91
DC95-165	2	3.466	DC01-611	2	5.638
DC95-165	2	3.39	DC01-611	2	4.594
DC95-165	2	7.301	DC01-611	2	3.173
DC95-165	2	3.141	DC01-611	2	3.345
DC95-165	2	4.084	DC01-611	2	4.74
DC95-165	2	4.984	DC01-611	2	3.591
DC95-165	2	4.71	DC01-611	2	3.567
DC95-165	2	5.25	DC01-611	2	8.506
DC95-165	2	3.891	DC01-611	2	9.601
DC95-165	2	5.471	DC01-611	2	8.419
DC95-165	2	10.87	DC01-611	2	10.333
DC95-165	2	8.17	DC01-611	2	10.274
DC95-165	2	5.108	DC01-611	2	8.608
DC95-166	0.2	7.37	DC01-611	2	12.251
DC95-166	2	7.735	DC01-611	2	8.035
DC95-166	2	10.227	DC01-611	2	4.255
DC95-166	2	4.095	DC01-611	2	3.941
DC95-166	2	4.06	DC01-611	2	12.42
DC95-166	2	3.01	DC01-611	2	7.94
DC95-166	2	4.83	DC01-611	2	4.493
DC95-166	2	5.25	DC01-611	2	6.275
DC95-166	2	3.08	DC01-611	2	3.332
DC95-166	2	14.14	DC01-611	2	3.251
DC95-166	2	6.86	DC01-611	2	5.511
DC95-166	2	13.02	DC01-611	2	8.294
DC95-166	2	4.06	DC01-611	2	4.919
DC95-166	2	6.914	DC01-611	2	3.241
DC95-166	2	6.622	DC01-611	2	8.943
DC95-166	2	3.151	DC01-611	2	4.342
DC95-166	2	3.07	DC01-613	2	3.912
DC95-167	2	7.53	DC01-613	2	5.291
DC95-167	2	14.075	DC01-613	2	7.31
DC95-167	2	10.54	DC01-613	2	5.999
DC95-167	2	19.2	DC01-613	2	4.326
DC95-167	2	20.6	DC01-613	2	5.22
DC95-167	2	14.758	DC01-613	2	4.495
DC95-167	2	5.433	DC01-613	2	3.335
DC95-167	2	8.77	DC01-613	2	3.741
DC95-167	2	6.085	DC01-613	2	15.764
DC95-168	2	9.424	DC01-613	2	30
DC95-168	2	5.294	DC01-613	2	24.247
DC95-169	2	3.247	DC01-613	2	3.599
DC95-169	2	3.193	DC01-613	2	7.928
DC95-169	2	3.13	DC01-613	2	4.56
DC95-169	2	3.57	DC01-613	2	4.005
DC95-169	2	3.308	DC01-613	2	4.069
DC95-169	2	7.454	DC01-613	2	3.042
DC95-169	2	4.558	DC01-613	2	5.7

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC95-169	2	4.178	DC01-613	2	4.167
DC95-169	2	13.565	DC01-613	2	4.335
DC95-169	2	8.432	DC01-613	2	3.666
DC95-169	2	4.776	DC01-613	2	7.332
DC95-169	2	7.128	DC01-613	2	13.256
DC95-169	2	3.646	DC01-613	2	6.666
DC95-174	2	3.02	DC01-615	2	5.21
DC95-174	2	4.174	DC01-615	2	4.802
DC95-174	2	7.165	DC01-615	2	3.63
DC95-174	2	3.325	DC01-615	2	7.863
DC95-174	2	4.608	DC01-615	2	15.195
DC95-174	2	3.91	DC01-615	2	11.645
DC95-174	2	4.045	DC01-615	2	12.858
DC95-175	2	3.703	DC01-615	2	14.746
DC95-175	2	6.486	DC01-615	2	7.2
DC95-175	2	3.06	DC01-615	2	8.883
DC95-175	2	3.128	DC01-615	2	3.237
DC95-175	2	3.22	DC01-617	2	3.606
DC95-176	2	3.265	DC01-617	2	7.442
DC95-176	2	3.25	DC01-617	2	3.929
DC95-176	2	5.164	DC01-617	2	4.71
DC95-177	2	4.279	DC01-617	2	4.518
DC95-177	2	4.229	DC01-617	2	3.437
DC95-177	2	3.056	DC01-617	2	6.686
DC95-177	2	3.822	DC01-617	2	6.46
DC95-179	2	3.4	DC01-617	2	14.8
DC95-179	2	3.13	DC01-617	2	8.632
DC95-179	2	3.409	DC01-617	2	4.299
DC95-179	2	4.723	DC01-617	2	6.463
DC95-180	2	3.842	DC01-617	2	9.337
DC95-180	2	8.84	DC01-619	2	9.738
DC95-180	2	4.098	DC01-619	2	9.502
DC95-180	2	4.045	DC01-619	2	12.305
DC95-180	2	4.37	DC01-619	2	14.952
DC95-180	2	3.165	DC01-619	2	13.062
DC95-180	2	3.83	DC01-619	2	15.169
DC95-184	2	5.641	DC01-619	2	9.529
DC95-184	2	3.726	DC01-619	2	9.499
DC95-185	2	6.32	DC01-619	2	9.143
DC95-186	2	3.198	DC01-619	2	7.445
DC95-186	2	3.391	DC01-619	2	6.622
DC95-188	2	3.608	DC01-619	2	7.254
DC95-188	2	3.805	DC01-619	2	5.736
DC95-188	2	3.48	DC01-619	2	3.815
DC95-188	2	5.896	DC01-619	2	8.734
DC95-188	2	9.837	DC01-619	2	5.5
DC95-188	2	20.924	DC01-619	2	11.271
DC95-190	2	7.75	DC01-619	2	21.837
DC95-190	2	4.59	DC01-619	2	15.012
DC95-190	2	5.07	DC01-619	2	12.805
DC95-190	2	3.26	DC01-619	2	13.3

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC95-191	2	5.24	DC01-619	2	19.07
DC95-191	2	4.026	DC01-619	2	10.16
DC95-191	2	3.045	DC01-619	2	3.083
DC95-191	2	4.109	DC01-619	2	4.279
DC95-191	2	6.258	DC01-619	2	7.852
DC95-191	2	8.23	DC01-619	2	7.065
DC95-191	2	7.859	DC01-619	2	4.155
DC95-191	2	3.33	DC01-619	2	3.086
DC95-191	2	7.21	DC01-621	2	4.528
DC95-191	2	4.96	DC01-621	2	8.442
DC95-191	2	3.74	DC01-621	2	5.564
DC95-191	2	8.5	DC01-621	2	5.14
DC95-191	2	3.67	DC01-621	2	4.243
DC95-191	2	4.53	DC01-622	2	4.514
DC95-191	2	5.35	DC01-622	2	3.183
DC95-191	2	3.15	DC01-622	2	4.365
DC95-191	2	4.94	DC01-622	2	5.926
DC95-191	2	5.14	DC01-622	2	3.3
DC95-193	2	6.252	DC01-622	2	3.621
DC95-193	2	3.79	DC01-622	2	3.31
DC95-193	2	4.888	DC01-623	2	6.6
DC95-193	2	9.74	DC01-624	2	4.094
DC95-193	2	12	DC01-624	2	3.719
DC96-194	2	4.641	DC01-625	2	7.297
DC96-194	2	4.654	DC01-625	2	7.704
DC96-194	2	6.118	DC01-625	2	7.516
DC96-194	2	5.667	DC01-625	2	10.51
DC96-194	2	13.364	DC01-625	2	28.53
DC96-194	2	5.771	DC01-625	2	11.04
DC96-194	2	3.755	DC01-625	2	4.161
DC96-194	2	4.806	DC01-625	2	10.46
DC96-194	2	3.645	DC01-625	2	5.57
DC96-195	2	5.84	DC01-625	2	3.732
DC96-195	2	9.125	DC01-625	2	7.011
DC96-195	2	4.97	DC01-625	2	12.59
DC96-195	2	19.6	DC01-625	2	22.5
DC96-195	2	4.03	DC01-625	2	7.717
DC96-195	2	17.3	DC01-625	2	14.663
DC96-195	2	4.1	DC01-625	2	5.721
DC96-195	2	4.19	DC01-625	2	22.89
DC96-195	2	5.39	DC01-625	2	4.755
DC96-195	2	6.592	DC01-625	2	3.131
DC96-195	2	3.655	DC01-625	2	6.491
DC96-195	2	7.139	DC01-625	2	6.334
DC96-196	2	3.89	DC01-625	2	5.564
DC96-196	2	4.87	DC01-625	2	6.025
DC96-196	2	5.1	DC01-625	2	11.22
DC96-197	2	4.475	DC01-625	2	5.097
DC96-197	2	4.18	DC01-625	2	6.926
DC96-197	2	5.305	DC01-625	2	5.986
DC96-197	2	6.155	DC01-625	2	3.416

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-197	2	7.865	DC01-626	2	4.337
DC96-197	2	6.96	DC01-626	2	3.181
DC96-197	2	3.49	DC01-626	2	3.238
DC96-197	2	6.155	DC02-672	2	3.53
DC96-197	2	3.845	DC02-672	2	6.098
DC96-198	2	6.938	DC02-672	2	3.627
DC96-198	2	3.481	DC02-672	2	5.525
DC96-198	2	5.108	DC02-673	2	3.02
DC96-198	2	3.12	DC02-673	2	6.679
DC96-198	2	3.241	DC02-673	2	10.257
DC96-198	2	3.532	DC02-673	2	10.206
DC96-198	2	5.979	DC02-673	2	12.601
DC96-198	2	9.271	DC02-673	2	12.566
DC96-199	2	3.61	DC02-673	2	10.989
DC96-199	2	7.65	DC02-673	2	6.871
DC96-199	2	5.67	DC02-675	2	8.371
DC96-199	2	16.8	DC02-675	2	9.369
DC96-199	2	3.15	DC02-675	2	4.776
DC96-199	2	4.234	DC02-675	2	3.149
DC96-199	2	6.83	DC02-675	2	4.929
DC96-200	2	3.66	DC02-675	2	5.807
DC96-200	2	4.88	DC02-675	2	6.826
DC96-203	2	3.959	DC02-675	2	6.689
DC96-203	2	4.43	DC02-675	2	5.23
DC96-203	2	5.86	DC02-675	2	4.08
DC96-203	2	3.71	DC02-675	2	6.998
DC96-203	2	4.44	DC02-675	2	10.09
DC96-203	2	6.45	DC02-675	2	12.857
DC96-205	2	3.695	DC02-675	2	7.875
DC96-205	2	3.955	DC02-675	2	10.012
DC96-206	2	9.787	DC02-675	2	3.835
DC96-206	0.5	3.69	DC02-675	2	5.498
DC96-206	2	3.48	DC02-675	2	4.623
DC96-206	2	7.052	DC02-675	2	4.48
DC96-206	2	6.848	DC02-675	2	5.746
DC96-208	2	4.202	DC02-675	2	5.736
DC96-209	2	3.065	DC02-675	2	4.43
DC96-209	2	5.066	DC02-675	2	5.355
DC96-209	2	3.245	DC02-675	2	3.078
DC96-209	2	3.826	DC02-675	2	7.503
DC96-209	2	6.018	DC02-675	2	5.767
DC96-209	2	9.025	DC02-675	2	5.86
DC96-210B	2	3.718	DC02-675	2	6.43
DC96-211	2	3.893	DC02-675	2	3.294
DC96-212	2	9.539	DC02-675	2	5.31
DC96-212	2	4.801	DC02-675	2	4.764
DC96-212	2	3.458	DC02-675	2	3.784
DC96-212	2	5.894	DC02-675	2	4.308
DC96-212	2	4.689	DC02-675	2	14.812
DC96-213	2	3.036	DC02-675	2	11.423
DC96-213	2	3.101	DC02-675	2	8.079

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-213	2	3.893	DC02-675	2	7.426
DC96-213	2	4.51	DC02-675	2	4.356
DC96-213	2	4.731	DC02-677	2	6.44
DC96-213	2	4.021	DC02-677	2	3.912
DC96-213	2	3.711	DC02-677	2	6.116
DC96-213	2	3.407	DC02-677	2	5.913
DC96-213	2	3.539	DC02-677	2	3.433
DC96-213	2	6.398	DC02-677	2	3.987
DC96-213	2	4.235	DC02-677	2	11.776
DC96-213	2	5.032	DC02-677	2	4.113
DC96-213	2	3.113	DC02-677	2	9.551
DC96-214	2	5.28	DC02-677	2	6.887
DC96-214	2	3.35	DC02-677	2	3.409
DC96-214	2	3.964	DC02-677	2	10.668
DC96-214	2	10.015	DC02-677	2	12.669
DC96-214	2	10.615	DC02-677	2	18.104
DC96-215	2	6.45	DC02-677	2	3.683
DC96-215	2	8.05	DC02-677	2	6.957
DC96-215	2	3.28	DC02-677	2	5.881
DC96-215	2	5.09	DC02-677	2	9.934
DC96-215	2	8.3	DC02-677	2	4.755
DC96-215	2	14.2	DC02-677	2	6.311
DC96-216	2	7.3	DC02-677	2	17.64
DC96-216	2	3.03	DC02-677	2	18.99
DC96-217	2	3.17	DC02-677	2	30
DC96-217	2	3.69	DC02-677	2	5.674
DC96-217	2	5.8	DC02-677	2	11.284
DC96-217	2	12.6	DC02-677	2	7.491
DC96-217	2	3.94	DC02-677	2	3.271
DC96-217	2	4.9	DC02-677	2	4.98
DC96-217	2	10.1	DC02-677	2	4.464
DC96-217	2	7.4	DC02-677	2	7.66
DC96-217	2	4.24	DC02-677	2	5.92
DC96-217	2	8.85	DC02-677	2	5.304
DC96-217	2	3.44	DC02-677	2	10.141
DC96-217	2	3	DC02-677	2	6.426
DC96-217	2	3.74	DC02-677	2	9.358
DC96-217	2	3.07	DC02-677	2	8.783
DC96-218	2	4.534	DC02-677	2	6.484
DC96-218	2	3.43	DC02-677	2	6.183
DC96-218	2	7.75	DC02-677	2	9.33
DC96-218	2	3.59	DC02-677	2	7.257
DC96-218	2	3.64	DC02-677	2	16.186
DC96-218	2	10.5	DC02-677	2	11.699
DC96-218	2	3.13	DC02-679	2	3.003
DC96-218	2	5.9	DC02-679	2	5.937
DC96-219	2	8.104	DC02-679	2	10.366
DC96-219	2	17.58	DC02-679	2	6.469
DC96-219	2	11.378	DC02-679	2	4.068
DC96-219	2	4.944	DC02-679	2	3.741
DC96-219	2	3.68	DC02-679	2	4.286

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-219	2	9.372	DC02-679	2	5.149
DC96-219	2	4.314	DC02-679	2	5.205
DC96-219	2	6.676	DC02-679	2	4.949
DC96-220	2	3.305	DC02-679	2	5.624
DC96-220	2	30	DC02-679	2	6.346
DC96-220	2	3.314	DC02-679	2	9.437
DC96-220	2	8.005	DC02-679	2	3.851
DC96-220	2	6.38	DC02-679	2	10.029
DC96-221	2	3.384	DC02-679	2	7.421
DC96-221	2	4.785	DC02-679	2	7.133
DC96-221	2	4.256	DC02-679	2	4.522
DC96-223	2	4.9	DC02-679	2	3.206
DC96-223	2	4.147	DC02-679	2	3.634
DC96-223	2	3.5	DC02-679	2	9.664
DC96-223	2	3.16	DC02-679	2	16.799
DC96-223	2	4.52	DC02-679	2	15.011
DC96-223	2	3.015	DC02-679	2	7.907
DC96-223	2	4.985	DC02-681	2	3.882
DC96-223	2	4.113	DC02-681	2	5.682
DC96-223	2	3.947	DC02-681	2	3.553
DC96-223	2	17.127	DC02-681	2	5.255
DC96-223	2	8.455	DC02-681	2	3.317
DC96-223	2	3.263	DC02-681	2	3.715
DC96-224	2	3.535	DC02-681	2	5.735
DC96-224	2	6.01	DC02-681	0.8	7.21
DC96-224	2	3.21	DC02-681	1.2	4.77
DC96-224	2	4.726	DC02-681	1.8	5.547
DC96-225	2	3.65	DC02-681	1	6.13
DC96-226	2	3.324	DC02-681	2	3.906
DC96-226	2	3.67	DC02-681	2	5.682
DC96-226	2	4.84	DC02-681	2	6.38
DC96-226	2	8.08	DC02-681	2	3.84
DC96-226	2	3.35	DC02-681	2	3.496
DC96-226	2	7.83	DC02-681	2	4.764
DC96-226	2	3.196	DC02-681	2	7.76
DC96-226	2	5.3	DC02-681	2	9.127
DC96-226	2	6.3	DC02-681	2	6.18
DC96-227	2	3.391	DC02-681	2	16.19
DC96-227	2	10.1	DC02-681	2	24.237
DC96-227	2	5.78	DC02-681	2	13.756
DC96-227	2	5.53	DC02-681	2	3.407
DC96-227	2	12.3	DC02-681	2	5.101
DC96-227	2	15.5	DC02-681	2	4.945
DC96-228	2	8.762	DC02-681	2	4.197
DC96-229	2	3.17	DC02-681	2	3.25
DC96-229	2	4.06	DC02-681	2	9.561
DC96-229	2	5.8	DC02-681	2	7.188
DC96-229	2	3.19	DC02-681	2	3.588
DC96-230	2	3.48	DC02-683	2	3.508
DC96-230	2	3.05	DC02-683	2	6.815
DC96-230	2	4.46	DC02-683	2	6.4

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-230	2	3.76	DC02-683	2	4.452
DC96-230	2	3.87	DC02-683	2	5.919
DC96-230	2	5.02	DC02-683	2	12.589
DC96-230	2	11.4	DC02-683	2	4.74
DC96-230	2	7.15	DC02-683	2	3.16
DC96-231	2	4.84	DC02-683	2	5.157
DC96-231	2	4.72	DC02-683	2	3.327
DC96-231	2	3.98	DC02-683	2	16.146
DC96-231	2	3.546	DC02-683	2	7.44
DC96-231	2	3.05	DC02-683	2	5.392
DC96-232	2	3.06	DC02-683	2	3.522
DC96-232	2	6.056	DC02-683	2	4.132
DC96-232	2	3.334	DC02-704	2	4.148
DC96-232	2	3.074	DC02-857	2	3.903
DC96-232	2	4.99	DC02-857	2	3.716
DC96-232	2	4.572	DC02-857	2	3.489
DC96-232	2	6.601	DC02-857	2	3.84
DC96-232	2	5.396	DC02-857	2	6.49
DC96-232	2	3.338	DC02-857	2	6.399
DC96-232	2	7.008	DC02-857	2	5.287
DC96-232	2	7.94	DC02-857	2	3.57
DC96-232	2	30	DC02-857	2	3.65
DC96-232	2	8.684	DC02-857	2	3.42
DC96-232	2	3.377	DC02-857	2	4.098
DC96-232	2	5.415	DC02-857	2	4.405
DC96-233	2	3.42	DC02-857	2	4.37
DC96-233	2	3.635	DC02-857	2	4.193
DC96-233	2	5.32	DC02-857	2	4.204
DC96-233	2	11.5	DC02-859	2	3.747
DC96-233	2	3.49	DC02-859	2	3.141
DC96-233	2	4.925	DC02-859	2	3.488
DC96-233	2	3.28	DC02-859	2	4.255
DC96-233	2	14.6	DC02-859	2	6.438
DC96-233	2	8.925	DC02-859	2	6.052
DC96-234	2	8.015	DC02-859	2	5.299
DC96-234	2	9.282	DC02-859	2	11.756
DC96-234	2	3.009	DC02-859	2	4.799
DC96-234	2	3.077	DC02-859	2	6.37
DC96-235	2	3.73	DC02-859	2	7.401
DC96-235	2	3.305	DC02-859	2	4.732
DC96-235	2	5.403	DC02-859	2	6.982
DC96-235	2	4.125	DC02-859	2	13.583
DC96-235	2	4.85	DC02-859	2	13.375
DC96-235	2	5.765	DC02-859	2	9.235
DC96-235	2	3.352	DC02-859	2	5.786
DC96-235	2	4.245	DC02-859	2	9.753
DC96-235	2	5.321	DC02-859	2	12.439
DC96-235	2	3.076	DC02-859	2	9.428
DC96-235	2	4.801	DC02-859	2	5.99
DC96-235	2	3.873	DC02-859	2	3.145
DC96-236	2	3.238	DC02-859	2	5.368

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-236	2	3.592	DC02-859	2	4.264
DC96-236	2	3.654	DC02-859	2	3.139
DC96-236	2	4.404	DC02-859	2	4.28
DC96-237	2	3.517	DC02-859	2	15.563
DC96-237	2	3.78	DC02-859	2	6.161
DC96-237	2	3.733	DC02-859	2	9.831
DC96-237	2	3.216	DC02-859	2	13.224
DC96-237	2	3.072	DC02-859	2	12.306
DC96-237	2	3.483	DC02-859	2	4.496
DC96-237	2	7.599	DC02-859	2	4.189
DC96-237	2	7.785	DC02-859	2	3.724
DC96-237	2	4.33	DC02-859	2	4.327
DC96-237	2	5.062	DC02-859	2	5.598
DC96-237	2	6.526	DC02-859	2	3.917
DC96-237	2	4.354	DC02-859	2	10.153
DC96-237	2	4.371	DC02-859	2	3.535
DC96-237	2	6.919	DC02-859	2	3.192
DC96-237	2	5.945	DC02-859	2	3.435
DC96-237	2	15.224	DC02-859	2	3.719
DC96-237	2	8.539	DC02-859	2	6.208
DC96-237	2	4.185	DC02-859	2	4.675
DC96-241	2	7.147	DC02-859	2	4.017
DC96-241	2	4.28	DC02-861	2	7.339
DC96-241	2	3.47	DC02-861	2	11.37
DC96-241	2	3.062	DC02-861	2	11.292
DC96-241	2	3.432	DC02-861	2	9.031
DC96-241	2	3.48	DC02-861	2	10.511
DC96-241	2	3.833	DC02-861	2	22.738
DC96-241	2	4.166	DC02-861	2	25.336
DC96-241	2	3.815	DC02-861	2	14.71
DC96-241	2	6.063	DC02-861	2	3.956
DC96-241	2	4.133	DC02-861	2	4.963
DC96-241	2	6.084	DC02-861	2	3.075
DC96-241	2	3.265	DC02-861	2	4.182
DC96-241	2	8.838	DC02-861	2	5.775
DC96-241	2	3.457	DC02-861	2	7.414
DC96-241	2	7.993	DC02-861	2	7.896
DC96-241	2	5.535	DC02-861	2	3.511
DC96-241	2	7.512	DC02-863	2	5.339
DC96-241	2	10.325	DC02-863	2	7.523
DC96-241	2	7.505	DC02-863	2	15.041
DC96-241	2	8.262	DC02-863	2	3.331
DC96-241	2	10.587	DC02-863	2	3.857
DC96-241	2	7.392	DC02-863	2	13.735
DC96-241	2	5.17	DC02-863	2	7.123
DC96-241	2	3.088	DC02-863	2	6.07
DC96-241	2	10.53	DC02-863	2	11.657
DC96-241	2	3.974	DC02-863	2	9.227
DC96-241	2	4.235	DC02-863	2	8.116
DC96-241	2	4.56	DC02-863	2	10.996
DC96-241	2	9.998	DC02-863	2	6.233

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-241	2	7.737	DC02-863	2	4.387
DC96-241	2	4.963	DC02-863	2	3.858
DC96-241	2	11.25	DC02-863	2	11.468
DC96-241	2	8.422	DC02-863	2	8.222
DC96-241	2	3.475	DC02-863	2	12.274
DC96-241	2	8.08	DC02-863	2	5.98
DC96-241	2	8.912	DC02-863	2	5.424
DC96-241	2	4.385	DC02-863	2	3.525
DC96-243	2	6.772	DC02-863	2	7.248
DC96-243	2	3.378	DC02-863	2	20.679
DC96-243	2	7.038	DC02-863	2	14.723
DC96-243	2	4.666	DC02-863	2	13.76
DC96-243	2	5.359	DC02-863	2	3.843
DC96-243	2	4.455	DC02-863	2	4.006
DC96-243	2	12.295	DC02-863	2	4.136
DC96-243	2	7.351	DC02-863	2	6.69
DC96-243	2	5.738	DC02-863	2	14.124
DC96-243	2	4.917	DC02-863	2	5.749
DC96-243	2	11.362	DC02-863	2	4.379
DC96-243	2	4.71	DC02-864	2	3.636
DC96-243	2	9.56	DC02-864	2	3.627
DC96-244	2	10.515	DC02-864	2	5.607
DC96-244	2	30	DC02-864	2	3.848
DC96-244	2	26.17	DC02-864	2	10.497
DC96-244	2	18.14	DC02-864	2	3.891
DC96-244	2	27.49	DC02-864	2	13.433
DC96-244	2	30	DC02-864	2	13.448
DC96-244	2	30	DC02-864	2	3.66
DC96-244	2	26.837	DC02-864	2	3.93
DC96-244	2	18.887	DC02-864	2	3.572
DC96-244	2	21.308	DC02-864	2	5.268
DC96-244	2	30	DC02-864	2	3.858
DC96-244	2	21.555	DC02-864	2	6.32
DC96-244	2	25.44	DC02-864	2	3.27
DC96-244	2	9.24	DC02-864	2	4.045
DC96-244	2	5.21	DC02-864	2	3.241
DC96-244	2	16.24	DC02-865	2	3.914
DC96-244	2	3.192	DC02-866	2	4.12
DC96-244	2	3.424	DC02-866	2	3.293
DC96-244	2	4.655	DC02-866	2	6.842
DC96-244	2	12.459	DC02-866	2	13.794
DC96-244	2	30	DC02-866	2	4.874
DC96-244	2	30	DC02-866	2	4.465
DC96-244	2	26.265	DC02-866	2	6.802
DC96-244	2	8.203	DC02-866	2	5.244
DC96-244	2	30	DC02-866	2	6.297
DC96-244	2	12.107	DC02-866	2	8.743
DC96-244	2	30	DC02-866	2	9.709
DC96-244	2	11.552	DC02-866	2	6.901
DC96-244	2	4.601	DC02-866	2	3.28
DC96-244	2	4.333	DC02-866	2	5.46

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-247	2	3.95	DC02-866	2	8.543
DC96-247	2	3.17	DC02-866	2	3.428
DC96-247	2	4.952	DC02-866	2	4.426
DC96-247	2	14.5	DC02-866	2	23.619
DC96-247	2	7.75	DC02-866	2	30
DC96-247	2	4.04	DC02-866	2	9.544
DC96-248	2	3.39	DC02-866	2	6.952
DC96-248	2	7.6	DC02-866	2	4.688
DC96-248	2	7.2	DC02-866	2	4.874
DC96-248	2	5.43	DC02-866	2	5.674
DC96-248	2	4.09	DC02-866	2	3.762
DC96-248	2	5.6	DC02-866	2	8.19
DC96-248	2	7	DC02-866	2	6.115
DC96-248	2	3.68	DC02-866	2	3.523
DC96-249	2	7.165	DC02-866	2	12.299
DC96-249	2	3.472	DC02-866	2	6.402
DC96-249	2	4.063	DC02-866	2	3.628
DC96-249	2	3.616	DC02-866	2	6.443
DC96-249	2	12.296	DC02-866	2	3.381
DC96-249	2	6.497	DC02-867	2	4.4
DC96-249	2	12.677	DC02-867	2	3.053
DC96-249	2	25.22	DC02-867	2	3.434
DC96-249	2	10.675	DC02-867	2	6.073
DC96-249	2	9.604	DC02-867	2	4.632
DC96-249	2	6.006	DC02-867	2	4.132
DC96-258	2	6.537	DC02-867	2	4.233
DC96-258	2	6.525	DC02-867	2	3.586
DC96-258	2	7.25	DC02-867	2	7.002
DC96-258	2	8.675	DC02-867	2	3.043
DC96-258	2	6.837	DC02-867	2	9.922
DC96-258	2	5.845	DC02-867	2	23.825
DC96-258	2	5.586	DC02-867	2	18.993
DC96-258	2	5	DC02-867	2	6.743
DC96-258	2	5.04	DC02-868	2	5.316
DC96-258	2	5.612	DC02-868	2	5.453
DC96-258	2	4.95	DC02-868	2	6.08
DC96-258	2	3.953	DC02-868	2	11.441
DC96-258	2	5.625	DC02-868	2	9.525
DC96-258	2	5.183	DC02-868	2	4.611
DC96-258	2	6.128	DC02-868	2	3.705
DC96-259	2	3.774	DC02-868	2	5.802
DC96-260	2	5.8	DC02-868	2	6.122
DC96-260	2	20.8	DC02-868	2	4.33
DC96-260	2	20.47	DC02-868	2	7.6
DC96-260	2	11.4	DC02-869	2	19.3
DC96-260	2	3.4	DC02-869	2	6.864
DC96-260	2	4.32	DC02-869	2	7.642
DC96-260	2	13.8	DC02-869	2	3.372
DC96-260	2	8.8	DC02-869	2	5.148
DC96-260	2	3.83	DC02-869	2	4.93
DC96-263	2	3.165	DC02-869	2	3.022

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-263	2	3.96	DC02-869	2	5.119
DC96-264	2	3.64	DC02-869	2	6.289
DC96-264	2	5.98	DC02-869	2	7.743
DC96-265	2	6.106	DC02-869	2	3.39
DC96-265	2	5.596	DC02-869	2	5.826
DC96-265	2	3.994	DC02-869	2	3.398
DC96-265	2	5.73	DC02-869	2	5.29
DC96-265	2	4.53	DC02-869	2	6.849
DC96-265	2	5.7	DC02-869	2	10.369
DC96-265	2	3.858	DC02-869	2	9.246
DC96-265	2	3.116	DC02-869	2	3.756
DC96-265	2	3.066	DC02-869	2	7.739
DC96-265	2	3.087	DC02-869	2	4.707
DC96-265	2	3.08	DC02-869	2	7.527
DC96-265	2	3.874	DC02-869	2	3.653
DC96-265	2	11.3	DC02-869	2	5.974
DC96-265	2	12.026	DC02-869	2	4.049
DC96-265	2	3.944	DC02-869	2	3.836
DC96-265	2	8.635	DC02-869	2	3.793
DC96-265	2	25.6	DC02-869	2	3.828
DC96-265	2	6.636	DC02-870	2	5.021
DC96-266	2	3.016	DC02-870	2	6.427
DC96-266	2	3.097	DC02-870	2	3.444
DC96-266	2	4.733	DC02-870	2	3.516
DC96-266	2	3.737	DC02-870	2	3.158
DC96-266	2	4.684	DC02-870	2	4.354
DC96-266	2	3.39	DC02-870	2	7.204
DC96-266	2	3.219	DC02-870	2	5.308
DC96-267	2	3.59	DC02-870	2	3.984
DC96-267	2	3.3	DC02-870	2	3.888
DC96-267	2	7.25	DC02-870	2	7.9
DC96-267	2	3.04	DC02-870	2	14.344
DC96-267	2	3.17	DC02-870	2	20.099
DC96-267	2	3.17	DC02-870	2	19.982
DC96-268	2	5.17	DC02-870	2	19.899
DC96-268	2	9	DC02-870	2	14.167
DC96-268	2	5.05	DC02-870	2	8.184
DC96-268	2	5.3	DC02-870	2	6.578
DC96-268	2	3.14	DC02-870	2	12.236
DC96-269	2	3.23	DC02-870	2	4.392
DC96-269	2	3.45	DC02-870	2	3.609
DC96-269	2	4.9	DC02-870	2	3.214
DC96-269	2	6.25	DC02-870	2	3.13
DC96-269	2	4.33	DC02-870	2	4.925
DC96-269	2	4.72	DC02-870	2	5.676
DC96-269	2	6.2	DC02-870	2	5.832
DC96-269	2	7.5	DC02-870	2	12.064
DC96-269	2	3.54	DC02-870	2	5.146
DC96-269	2	3.58	DC02-870	2	4.958
DC96-269	2	7.15	DC02-870	2	8.04
DC96-269	2	3.83	DC02-870	2	5.574

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-269	2	6.95	DC02-870	2	4.662
DC96-269	2	6.01	DC02-870	2	8.161
DC96-269	2	10.1	DC02-870	2	10.745
DC96-269	2	6.35	DC02-870	2	9.805
DC96-269	2	18.5	DC02-870	2	3.855
DC96-269	2	3.47	DC02-870	2	4.318
DC96-269	2	3.24	DC02-870	2	3.54
DC96-269	2	4.96	DC02-870	2	5.02
DC96-272	2	3.24	DC02-870	2	5.116
DC96-274	2	3.381	DC02-870	2	3.474
DC96-274	2	4.808	DC02-870	2	7.242
DC96-274	2	4.072	DC02-870	2	4.058
DC96-274	2	4.584	DC02-870	2	5.25
DC96-274	2	4.648	DC02-870	2	3.556
DC96-274	2	4.488	DC02-870	2	3.612
DC96-274	2	3.154	DC02-872	2	3.843
DC96-274	2	3.599	DC02-872	2	7.228
DC96-274	2	6.457	DC02-872	2	4.899
DC96-274	2	11.005	DC02-872	2	3.61
DC96-274	2	6.935	DC02-872	2	6.5
DC96-274	2	3.442	DC02-876	2	3.412
DC96-274	2	3.236	DC02-878	2	6.93
DC96-275	2	4.292	DC02-878	2	4.35
DC96-275	2	6.433	DC02-878	2	16.526
DC96-275	2	5.951	DC02-878	2	16.938
DC96-275	2	13.007	DC02-878	2	17.828
DC96-275	2	4.852	DC02-878	2	11.98
DC96-275	2	3.77	DC02-878	2	15.291
DC96-275	2	3.126	DC02-878	2	15.188
DC96-275	2	6.804	DC02-878	2	11.215
DC96-275	2	7.997	DC02-878	2	3.67
DC96-275	2	5.651	DC02-880	2	3.12
DC96-275	2	4.389	DC02-880	2	3.401
DC96-275	2	3.819	DC02-880	2	4.585
DC96-275	2	3.345	DC02-881	2	4.25
DC96-276	2	3.88	DC02-881	2	11.86
DC96-276	2	4.86	DC02-881	2	12.919
DC96-276	2	5.01	DC02-881	2	7.62
DC96-276	2	9.05	DC02-881	2	4.375
DC96-276	2	7.15	DC02-881	2	4.215
DC96-276	2	3.43	DC02-881	2	3.155
DC96-276	2	5.87	DC02-881	2	4.335
DC96-276	2	3.07	DC02-881	2	3.38
DC96-279	2	3.438	DC02-881	2	10.302
DC96-280	2	3.123	DC02-881	2	7.91
DC96-280	2	3.632	DC02-882	2	3.474
DC96-280	2	4.608	DC02-882	2	3.995
DC96-281	2	3.83	DC02-882	2	3.23
DC96-282	2	3.185	DC02-882	2	3.65
DC96-282	2	3.745	DC02-882	2	4.707
DC96-282	2	3.28	DC02-882	2	6.366

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-282	2	5.01	DC02-882	2	4.172
DC96-282	2	4.655	DC02-882	2	8.64
DC96-282	2	3.74	DC02-882	2	25.742
DC96-282	2	21.54	DC02-882	2	11.521
DC96-282	2	30	DC02-882	2	7.079
DC96-282	2	23.11	DC02-882	2	5.346
DC96-282	2	6.54	DC02-882	2	14.853
DC96-282	2	7.18	DC02-882	2	18.638
DC96-282	2	4.34	DC02-883	2	10.302
DC96-282	2	3.535	DC02-885	2	4.38
DC96-282	2	3.87	DC02-885	2	3.807
DC96-282	2	4.425	DC02-885	2	3.593
DC96-282	2	3.085	DC02-885	2	3.73
DC96-282	2	10.275	DC02-885	2	5.86
DC96-283	2	3.39	DC02-885	2	4.56
DC96-284	2	3.706	DC02-885	2	3.379
DC96-284	2	3.974	DC02-885	2	7.2
DC96-284	2	3.284	DC05-1013	2	4.792
DC96-284	2	5.784	DC05-1013	2	7.348
DC96-284	2	3.99	DC05-1013	2	5.824
DC96-284	2	7.95	DC05-1013	2	4.167
DC96-284	2	4.95	DC05-1013	2	6.232
DC96-284	2	3.104	DC05-1013	2	5.498
DC96-284	2	3.592	DC05-1013	2	3.824
DC96-284	2	8.19	DC05-1013	2	4.17
DC96-284	2	6.132	DC05-1013	2	3.836
DC96-286	2	5.193	DC05-1013	2	5.23
DC96-286	2	3.243	DC05-1013	2	8.146
DC96-287	2	3.181	DC05-1013	2	6.62
DC96-287	2	4.822	DC05-1013	2	4.566
DC96-287	2	3.15	DC05-1013	2	4.048
DC96-287	2	5.504	DC05-1013	2	4.228
DC96-287	2	5.503	DC05-1013	2	4.362
DC96-287	2	9.524	DC05-1013	2	3.756
DC96-289	2	5.942	DC05-1013	2	4.838
DC96-289	2	7.276	DC05-1013	2	8.562
DC96-289	2	5.494	DC05-1013	2	4.046
DC96-289	2	8.51	DC05-1013	2	12.195
DC96-289	2	4.9	DC05-1013	2	23.43
DC96-289	2	4.082	DC05-1013	2	15.19
DC96-289	2	7.368	DC05-1013	2	10.91
DC96-289	2	3.142	DC05-1013	2	5.306
DC96-289	2	9.392	DC05-1013	2	3.747
DC96-289	2	5.19	DC05-1013	2	4.539
DC96-289	2	3.778	DC05-1013	2	8.576
DC96-289	2	3.348	DC05-1013	2	15.683
DC96-289	2	3.448	DC05-1013	2	14.683
DC96-289	2	3.128	DC05-1013	2	30
DC96-289	2	4.898	DC05-1013	2	6.324
DC96-289	2	5.34	DC05-1013	2	4.686
DC96-290	2	4.034	DC05-1013	2	5.798

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-290	2	6.442	DC05-1013	2	10.31
DC96-290	2	3.112	DC05-1013	2	5.009
DC96-290	2	3.546	DC05-1013	2	3.274
DC96-290	2	3.852	DC05-1013	2	8.265
DC96-290	2	5.648	DC05-1013	2	3.165
DC96-290	2	5.454	DC05-1013	2	13.964
DC96-290	2	3.636	DC05-1013	2	22.08
DC96-290	2	4.954	DC05-1013	2	9.988
DC96-290	2	3.884	DC05-1013	2	7.366
DC96-290	2	3.188	DC05-1013	2	7.22
DC96-290	2	4.304	DC05-1013	2	5.528
DC96-290	2	4.13	DC05-1013	2	3.648
DC96-290	2	5.504	DC05-1015	2	3.408
DC96-290	2	6.78	DC05-1018	2	3.083
DC96-290	2	4.536	DC05-1018	2	4.436
DC96-290	2	4.518	DC05-1018	2	5.242
DC96-290	2	5.22	DC05-1018	2	7.223
DC96-291	2	3.635	DC05-1018	2	7.506
DC96-291	2	5.24	DC05-1018	2	8.128
DC96-291	2	3.26	DC05-1018	2	9.459
DC96-291	2	3.635	DC05-1018	2	6.179
DC96-291	2	4.925	DC05-1018	2	3.097
DC96-291	2	7.015	DC05-1018	2	3.361
DC96-291	2	5.49	DC05-1018	2	4.4
DC96-291	2	4.11	DC05-1018	2	3.951
DC96-291	2	3.44	DC05-1018	2	5.107
DC96-291	2	5.96	DC05-1018	2	6.619
DC96-291	2	5.425	DC05-1018	2	4.42
DC96-291	2	3.335	DC05-1018	2	3.75
DC96-292	2	5.58	DC05-1018	2	7.064
DC96-292	2	3.99	DC05-1018	2	6.171
DC96-292	2	3.525	DC05-1018	2	3.707
DC96-292	2	3.476	DC05-1018	2	5.478
DC96-292	2	5.17	DC05-1018	2	4.094
DC96-292	2	5.5	DC05-1018	2	6.541
DC96-292	2	4.34	DC05-1018	2	4.329
DC96-293	2	7.86	DC05-1018	2	6.456
DC96-293	2	27.2	DC05-1018	2	7.358
DC96-293	2	4.81	DC05-1018	2	4.689
DC96-295	2	4.605	DC05-1018	2	4.14
DC96-295	2	3.74	DC05-1018	2	5.221
DC96-295	2	4.02	DC05-1018	2	4.237
DC96-295	2	4.365	DC05-1018	2	5.46
DC96-296	2	3.56	DC05-1018	2	6.25
DC96-296	2	5.53	DC05-1018	2	5.366
DC96-296	2	4.43	DC05-1018	2	6.844
DC96-296	2	4.6	DC05-1018	2	6.259
DC96-296	2	4.02	DC05-1018	2	5.488
DC96-296	2	11.9	DC05-1018	2	8.257
DC96-296	2	4.41	DC05-1018	2	6.342
DC96-297	2	6.14	DC05-1018	2	9.338

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-297	2	4.86	DC05-1018	2	11.914
DC96-297	2	4.15	DC05-1018	2	5.54
DC96-297	2	6.329	DC05-1018	2	4.59
DC96-297	2	14.095	DC05-1018	2	7.214
DC96-297	2	3.9	DC05-1018	2	3.591
DC96-298	2	5.88	DC05-1018	2	3.568
DC96-299	2	8.94	DC05-1018	2	6.523
DC96-299	2	3.01	DC05-1018	2	3.891
DC96-299	2	9.41	DC05-1018	2	7.463
DC96-299	2	22.8	DC05-1018	2	19.157
DC96-299	2	4.71	DC05-1018	2	19.436
DC96-299	2	7.84	DC05-1018	2	7.772
DC96-299	2	6.48	DC05-1018	2	3.726
DC96-299	2	3.26	DC05-1018	2	3.802
DC96-299	2	3.41	DC05-1018	2	3.649
DC96-299	2	16.6	DC05-1018	2	3.941
DC96-299	2	16.4	DC05-1018	2	6.635
DC96-299	2	3.08	DC05-1018	2	4.864
DC96-299	2	10.6	DC05-1019	2	3.852
DC96-299	2	9.52	DC05-1019	2	4.762
DC96-299	2	7.31	DC05-1019	2	3.406
DC96-299	2	5.59	DC05-1019	2	8.229
DC96-299	2	7.09	DC05-1019	2	4.076
DC96-300	2	3.12	DC05-1019	2	10.938
DC96-300	2	4.185	DC05-1019	2	10.193
DC96-300	2	3.22	DC05-1020	2	3.004
DC96-300	2	3.125	DC05-1020	2	7.63
DC96-300	2	5.168	DC05-1020	2	3.092
DC96-300	2	5.38	DC05-1020	2	5.115
DC96-300	2	7.16	DC05-1023	2	5.4
DC96-300	2	5.35	DC05-1023	2	3.738
DC96-300	2	3.2	DC05-1052	2	3.501
DC96-300	2	4.085	DC05-1052	2	5.564
DC96-300	2	3.61	DC05-1052	2	3.674
DC96-300	2	5.32	DC05-1052	2	4.967
DC96-300	2	8.13	DC05-1052	2	6.517
DC96-300	2	3.555	DC05-1052	2	4.412
DC96-301	2	7.366	DC05-1052	2	10.679
DC96-301	2	3.621	DC05-1052	2	9.001
DC96-301	2	3.108	DC05-1052	2	6.527
DC96-301	2	3.661	DC05-1052	2	4.116
DC96-302	2	3.722	DC05-1052	2	3.722
DC96-302	2	3.188	DC05-1052	2	3.425
DC96-302	2	3.464	DC05-1052	2	3.168
DC96-302	2	4.499	DC05-1052	2	3.055
DC96-303	2	6.55	DC05-1052	2	3.03
DC96-303	2	4.2	DC05-1052	2	5.498
DC96-303	2	3.09	DC05-1052	2	5.2
DC96-303	2	4.42	DC05-1052	2	4.753
DC96-303	2	6.98	DC05-1052	2	3.653
DC96-303	2	4.53	DC05-1052	2	4.001

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-303	2	9.83	DC05-1052	2	5.309
DC96-303	2	8.9	DC05-1052	2	3.778
DC96-303	2	7.65	DC05-1052	2	18.845
DC96-304A	2	3.2	DC05-1052	2	18.56
DC96-304A	2	3.29	DC05-1052	2	8.093
DC96-304B	2	3.93	DC05-1052	2	9.519
DC96-305	2	5.55	DC05-1052	2	7.984
DC97-399	2	3.3	DC05-1052	2	3.407
DC97-399	2	3.63	DC05-1052	2	4.745
DC97-404	2	3.374	DC05-1052	2	6.389
DC97-404	2	4.351	DC05-1052	2	3.865
DC97-404	2	5.23	DC05-1052	2	3.173
DC97-404	2	5.695	DC05-1052	2	10.523
DC97-404	2	3.223	DC05-1052	2	5.979
DC97-404	2	3.429	DC05-1052	2	5.764
DC97-404	2	10.348	DC05-1052	2	7.555
DC97-404	2	6.629	DC05-1052	2	3.06
DC97-404	2	3.712	DC05-1053	2	3.623
DC97-406	2	3.16	DC05-1053	2	7.454
DC97-406	2	3.635	DC05-1053	2	4.938
DC97-406	2	4.261	DC05-1053	2	4.695
DC97-406	2	4.27	DC05-1053	2	3.127
DC97-408	2	8	DC05-1053	2	3.57
DC97-408	2	3.21	DC05-1053	2	4.25
DC97-408	2	3.18	DC05-1053	2	5.169
DC97-409	2	3.53	DC05-1053	2	3.26
DC97-409	2	4.66	DC05-1053	2	6.107
DC97-409	2	3.45	DC05-1053	2	5.366
DC97-409	2	3.18	DC05-1054	2	7.195
DC97-409	2	4.57	DC05-1054	2	6.598
DC97-409	2	5.11	DC05-1054	2	6.818
DC97-409	2	3.74	DC05-1054	2	6.841
DC97-409	2	6.05	DC05-1054	2	6.263
DC97-409	2	7.32	DC05-1054	2	5.408
DC97-409	2	17.1	DC05-1054	2	6.614
DC97-410	2	3.36	DC05-1054	2	6.712
DC97-410	2	3.02	DC05-1054	2	3.722
DC97-410	2	3.48	DC05-1054	2	3.936
DC97-410	2	3.12	DC05-1054	2	4.315
DC97-410	2	3.96	DC05-1054	2	8.473
DC97-410	2	3.71	DC05-1054	2	4.151
DC97-411	2	4.47	DC05-1054	2	3.494
DC97-411	2	7.28	DC05-1054	2	7.606
DC97-411	2	4.76	DC05-1054	2	7.518
DC97-411	2	12.155	DC05-1054	2	6.317
DC97-411	2	11.1	DC05-1054	2	3.633
DC97-411	2	14.2	DC05-1054	2	3.552
DC97-411	2	4.08	DC05-1054	2	3.811
DC97-411	2	4.97	DC05-1054	2	4.972
DC97-411	2	5.09	DC05-1054	2	4.579
DC97-411	2	9.19	DC05-1054	2	6.948

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC97-411	2	5.21	DC05-1054	2	13.206
DC97-411	2	11.098	DC05-1054	2	8.929
DC97-411	2	8.147	DC05-1054	2	4.944
DC97-411	2	3.393	DC05-1054	2	4.486
DC97-411	2	4.065	DC05-1054	2	4.774
DC97-411	2	3.77	DC05-1057	2	3.43
DC97-411	2	6.56	DC05-1057	2	3.8
DC97-411	2	3.12	DC05-1057	2	3.69
DC97-411	2	3.53	DC05-1057	2	3.02
DC97-411	2	17.6	DC05-1057	2	5.98
DC97-411	2	11.1	DC05-1057	2	10.581
DC97-411	0.2	11.1	DC05-1057	2	6.631
DC97-412	2	7.96	DC05-1057	2	5.37
DC97-412	2	12.1	DC05-1057	2	4.03
DC97-412	2	3.33	DC05-1057	2	6.33
DC97-412	2	4.04	DC05-1057	2	3.3
DC97-412	2	6.639	DC05-1057	2	3.5
DC97-412	2	3.73	DC05-1057	2	5.75
DC97-412	2	3.07	DC05-1057	2	4.85
DC97-412	2	6.81	DC05-1057	2	3.46
DC97-412	2	3.92	DC05-1057	2	4.44
DC97-412	2	8.22	DC05-1057	2	4.13
DC97-412	2	17.2	DC05-1057	2	4.35
DC97-413	2	5.52	DC05-1057	2	4.19
DC97-413	2	4.42	DC05-1057	2	4.2
DC97-413	2	3.58	DC05-1057	2	4.71
DC97-413	2	3.649	DC05-1057	2	6.505
DC97-414	2	3.19	DC05-1057	2	5.7
DC97-414	2	4.78	DC05-1057	2	4.786
DC97-415	2	5.244	DC05-1057	2	3.035
DC97-415	2	3.722	DC05-1057	2	6.94
DC97-415	2	3.218	DC05-1057	2	6.98
DC97-415	2	6.323	DC05-1057	2	7.38
DC97-416	2	4.6	DC05-1057	2	3.8
DC97-416	2	6.15	DC05-1057	2	9.18
DC97-416	2	5.75	DC05-1058	2	5.58
DC97-418	2	4.4	DC05-1058	2	5.17
DC97-418	2	4.38	DC05-1058	2	6.37
DC97-418	2	6.1	DC05-1058	2	4.71
DC97-418	2	6.33	DC05-1058	2	5.43
DC97-419	2	3.045	DC05-1058	2	10.7
DC97-419	2	5.41	DC05-1058	2	6.62
DC97-419	2	3.185	DC05-1058	2	3.48
DC97-419	2	4.81	DC05-1058	2	8.69
DC97-419	2	4.061	DC05-1058	2	8.81
DC97-420	2	4.74	DC05-1058	2	5.05
DC97-420	2	4.18	DC05-1058	2	5.62
DC97-421	2	7.23	DC05-1058	2	8.56
DC97-421	2	5.2	DC05-1058	2	3.89
DC97-421	2	3.4	DC05-1058	2	5.42
DC97-421	2	11.8	DC05-1058	2	10.7

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC97-421	2	4.66	DC05-1058	2	11.9
DC97-421	2	3.519	DC05-1058	2	3.84
DC97-421	2	11.1	DC05-1058	2	4.37
DC97-421	2	9.14	DC05-1058	2	5.666
DC97-421	2	3.39	DC05-1058	2	7.09
DC97-421	2	4.78	DC05-1058	2	5.386
DC97-421	2	4.11	DC05-1058	2	3.87
DC97-421	2	6.56	DC05-1058	2	7.55
DC97-421	2	3.6	DC05-1058	2	8.84
DC97-421	2	6.14	DC05-1058	2	7.149
DC97-421	2	5.33	DC05-1060	2	7.675
DC97-421	2	7.96	DC05-1060	2	10.675
DC97-421	2	12.211	DC05-1060	2	10.4
DC97-421	2	8.171	DC05-1060	2	8.315
DC97-421	2	4.955	DC05-1060	2	3.714
DC97-421	2	7.94	DC05-1060	2	3.8
DC97-421	2	10.2	DC05-1060	1.9	3.632
DC97-421	2	10.765	DC05-1061	2	4.242
DC97-421	2	4.555	DC05-1061	2	4.879
DC97-421	2	7.815	DC05-1061	2	5.68
DC97-421	2	11.1	DC05-1061	2	3.534
DC97-421	2	4.963	DC05-1061	2	3.791
DC97-422	2	3.235	DC05-1061	2	3.478
DC97-422	2	3.861	DC05-1061	2	7.457
DC97-422	2	3.52	DC05-1061	2	9.998
DC97-422	2	6.07	DC05-1061	2	5.741
DC97-424	2	3.29	DC05-1061	2	3.802
DC97-424	2	5.35	DC05-1061	2	4.944
DC97-424	2	3.84	DC05-1061	2	5.555
DC97-424	2	10.8	DC05-1061	2	6.441
DC97-424	2	21.9	DC05-1061	2	16.19
DC97-424	2	8.49	DC05-1061	2	15.48
DC97-424	2	5.36	DC05-1061	2	5.012
DC97-424	2	3.84	DC05-1061	2	9.342
DC97-424	2	9.35	DC05-1061	2	3.356
DC97-424	2	4.19	DC05-1061	2	8.731
DC97-424	2	3.13	DC05-1061	2	4.175
DC97-424	2	3.04	DC05-1061	2	4.789
DC97-424	2	4.79	DC05-1061	2	26.031
DC97-424	2	8.42	DC05-1061	2	11.985
DC97-424	2	4.01	DC05-1061	2	6.746
DC97-424	2	5.99	DC05-1061	2	9.185
DC97-424	2	4.23	DC05-1061	2	8.231
DC97-425	2	4.64	DC05-1061	2	5.572
DC97-425	2	4.54	DC05-1061	2	7.598
DC97-425	2	4.89	DC05-1061	2	5.677
DC97-425	2	4.95	DC05-1061	2	6.142
DC97-425	2	3.03	DC05-1061	2	6.294
DC97-425	2	4.57	DC05-1061	2	4.04
DC97-425	2	7.49	DC05-1061	2	15.27
DC97-425	2	3.83	DC05-1061	2	17.564

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC97-425	2	3.95	DC05-1061	2	13.028
DC97-425	2	3.91	DC05-1061	2	6.798
DC97-425	2	3.46	DC05-1061	2	18.72
DC97-425	2	4.4	DC05-1061	2	16.872
DC97-425	2	5.56	DC05-1061	2	3.951
DC97-425	2	7.12	DC05-1061	2	4.182
DC97-425	2	9.87	DC05-1061	2	4.263
DC97-425	2	13.5	DC05-1061	2	15.306
DC97-425	2	4.51	DC05-1061	2	4.211
DC97-425	2	9.38	DC05-1061	2	3.55
DC97-425	2	10.5	DC05-1061	2	4.026
DC97-425	2	8.99	DC05-1061	2	4.064
DC97-425	2	4.07	DC05-1061	2	4.8
DC97-425	2	3.82	DC05-1061	2	6.319
DC97-425	2	3.56	DC05-1061	2	3.079
DC97-425	2	3.94	DC05-1061	2	10.8
DC97-425	2	3.18	DC05-1063	2	3.35
DC97-425	2	8.72	DC05-1063	2	5.84
DC97-425	2	4.29	DC05-1063	2	8
DC97-425	2	3.65	DC05-1063	2	3.55
DC97-425	2	4.64	DC05-1063	2	14.1
DC97-425	2	7.76	DC05-1063	2	30
DC97-425	2	4.01	DC05-1063	2	30
DC97-425	2	3.13	DC05-1063	2	5.31
DC97-425	2	4.22	DC05-1063	2	10.271
DC97-425	2	8.62	DC05-1063	2	17.53
DC97-425	2	5.7	DC05-1063	2	10.005
DC97-425	2	3.55	DC05-1063	2	12.325
DC97-425	2	7.258	DC05-1063	2	7.955
DC97-426	2	5.12	DC05-1063	2	3.883
DC97-426	2	3.926	DC05-1063	2	6.789
DC97-426	2	5.26	DC05-1063	2	7.896
DC97-426	2	9.57	DC05-1063	2	3.82
DC97-426	2	4.94	DC05-1063	2	4.634
DC97-426	2	5.23	DC05-1063	2	7.37
DC97-426	2	3.6	DC05-1063	2	9.675
DC97-426	2	3.29	DC05-1063	2	6.05
DC97-426	2	5.613	DC05-1063	2	8.27
DC97-426	2	8.14	DC05-1063	2	10.75
DC97-427	2	3.86	DC05-1063	2	6.5
DC97-427	2	7.44	DC05-1063	2	3.411
DC97-427	2	4.98	DC05-1063	2	9.522
DC97-427	2	4.88	DC05-1063	2	10.05
DC97-428	2	3.39	DC05-1063	2	3.39
DC97-428	2	4.973	DC05-1063	2	3.51
DC97-428	2	3.878	DC05-1063	2	4.75
DC97-428	2	7.243	DC05-1063	2	7
DC97-428	2	4.306	DC05-1063	2	3.09
DC97-428	2	3.171	DC05-1063	2	5.6
DC97-428	2	3.38	DC05-1065	2	3.651
DC97-428	2	9.994	DC05-1065	2	3.75

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC97-428	2	9.098	DC05-1065	2	3.75
DC97-428	2	4.517	DC05-1065	2	3.144
DC97-428	2	8.482	DC05-1065	2	6.84
DC97-428	2	7.971	DC05-1065	2	4.105
DC97-428	2	3.841	DC05-1065	2	4.781
DC97-436	2	4.92	DC05-1065	2	5.198
DC97-436	2	6.61	DC05-1065	2	4.81
DC97-436	2	9.6	DC05-1065	2	12.425
DC97-436	2	4.4	DC05-1065	2	21.2
DC97-436	2	4.4	DC05-1065	2	5.307
DC97-436	2	5.802	DC05-1065	2	4.242
DC97-437	2	5.35	DC05-1065	2	7.92
DC97-437	2	3.1	DC05-1065	2	9.351
DC97-437	0.5	4.08	DC05-1065	2	7.432
DC97-440	2	3.02	DC05-1065	2	13.462
DC97-447	2	6.71	DC05-1065	2	24
DC97-447	2	4.56	DC05-1065	2	10.822
DC97-447	2	3.34	DC05-1065	2	13.956
DC97-447	2	3.65	DC05-1065	2	13.508
DC97-447	2	10.1	DC05-1065	2	3.746
DC97-447	2	3.08	DC05-1065	2	3.083
DC97-447	2	5.326	DC05-1065	2	7.03
DC97-447	2	11.7	DC05-1065	2	4.16
DC97-447	2	3.61	DC05-1065	2	7.781
DC97-448	2	3.24	DC05-1065	2	14.5
DC97-448	2	4.92	DC05-1065	2	8.025
DC97-448	2	4.03	DC05-1065	2	6.455
DC97-448	2	4.85	DC05-1065	2	7.263
DC97-448	2	30	DC05-1065	2	6.995
DC97-448	2	3.63	DC05-1065	2	3.934
DC98-453	2	3.76	DC05-1065	2	3.115
DC98-453	2	14.422	DC05-1065	2	3.34
DC98-454	2	3.685	DC05-1065	2	6.254
DC98-454	2	4.005	DC05-1065	2	5.41
DC98-454	2	4.617	DC05-1065	2	3.31
DC98-454	2	5.12	DC05-1065	2	3.338
DC98-454	2	4.886	DC05-1065	2	3.032
DC98-454	2	8.544	DC05-1065	2	5.095
DC98-454	2	3.075	DC05-1065	2	3.866
DC98-454	2	3.02	DC05-1065	2	3.418
DC98-454	2	3.47	DC05-1065	2	3.336
DC98-454	2	3.925	DC05-1065	2	6.584
DC98-454	2	3.26	DC05-1065	2	7.196
DC98-454	2	3.6	DC05-1065	2	6.05
DC98-454	2	3.815	DC05-1065	2	4.15
DC98-454	2	5.655	DC05-1065	2	10.8
DC98-454	2	5.865	DC05-1065	2	8.113
DC98-454	2	4.707	DC05-1065	2	19.594
DC98-454	2	4.937	DC05-1065	2	16.055
DC98-454	2	7.015	DC05-1065	2	5.98
DC98-454	2	4.425	DC05-1065	2	20.172

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-454	2	4.42	DC05-1065	2	16.47
DC98-454	2	3.37	DC05-1065	2	6.92
DC98-454	2	7.37	DC05-1065	2	3.621
DC98-454	2	4.12	DC05-1065	2	5.02
DC98-454	2	4.529	DC05-1065	2	4.942
DC98-454	2	3.869	DC05-1065	2	3.539
DC98-454	2	3.965	DC05-1065	2	4.65
DC98-455	2	3.027	DC05-1065	2	3.71
DC98-455	2	4.566	DC05-1065	2	6.729
DC98-455	2	3.882	DC05-1065	2	5.562
DC98-455	2	8.282	DC05-1065	2	4.465
DC98-455	2	5.659	DC05-1065	2	6.623
DC98-455	2	6.052	DC05-1065	2	9.81
DC98-455	2	3.003	DC05-1065	0.9	9.81
DC98-455	2	5.896	DC05-1067	2	4.079
DC98-455	2	14.243	DC05-1067	2	3.36
DC98-455	2	4.928	DC05-1067	2	3.06
DC98-455	2	6.478	DC05-1067	2	3.24
DC98-455	2	4.877	DC05-1067	2	4.07
DC98-455	2	5.339	DC05-1067	2	4.22
DC98-455	2	5.247	DC05-1067	2	6.033
DC98-455	2	11.994	DC05-1067	2	4.416
DC98-455	2	6.793	DC05-1067	2	4.91
DC98-455	2	13.975	DC05-1067	2	4.885
DC98-455	2	5.253	DC05-1067	2	4.692
DC98-455	2	9.04	DC05-1067	2	9.819
DC98-455	2	9.067	DC05-1067	2	5.404
DC98-455	2	3.819	DC05-1067	2	4.967
DC98-455	2	3.121	DC05-1067	2	5.855
DC98-455	2	11.334	DC05-1067	2	5.205
DC98-456	2	3.72	DC05-1067	2	4.94
DC98-456	2	4.64	DC05-1067	2	6.353
DC98-456	2	3.03	DC05-1067	2	4.357
DC98-456	2	4.36	DC05-1067	2	3.68
DC98-456	2	5.04	DC05-1067	2	9.283
DC98-456	2	7.9	DC05-1067	2	3.933
DC98-456	2	3.9	DC05-1067	2	5.76
DC98-456	2	9.7	DC05-1067	2	3.503
DC98-456	2	9.8	DC05-1067	2	4.067
DC98-456	2	13.7	DC05-1067	2	6.249
DC98-456	2	7.1	DC05-1067	2	3.342
DC98-456	2	3.4	DC05-1067	2	4.586
DC98-456	2	4.02	DC05-1067	2	4.931
DC98-457	2	3.046	DC05-1067	2	5.784
DC98-457	2	3.122	DC05-1067	2	3.842
DC98-457	2	3.593	DC05-1067	2	5.036
DC98-457	2	4.161	DC05-1067	2	5.452
DC98-457	2	3.949	DC05-1067	2	6.131
DC98-458	2	8.485	DC96-235	2	6.062
DC98-458	2	4.68	DC97-397	2	3.65
DC98-458	2	3.039	DC97-397	2	3.88

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-458	2	7.133	DC97-397	2	4.73
DC98-458	2	12.872	DC97-397	2	3.13
DC98-458	2	3.835	DC97-397	2	4.06
DC98-458	2	7.053	DC97-397	2	5.7
DC98-458	2	11.435	DC97-397	2	5.24
DC98-459	2	7.27	DC97-397	2	5.27
DC98-459	2	4.92	DC97-397	2	7.624
DC98-459	2	5.79	DC97-397	2	3.55
DC98-459	2	4.97	DC97-397	2	5.198
DC98-459	2	6.46	DC97-397	2	3.5
DC98-459	2	6.16	DC97-397	2	3.38
DC98-459	2	22.2	DC97-398	2	11.9
DC98-459	2	10	DC97-398	2	3.03
DC98-459	2	5.82	DC97-398	2	7.14
DC98-459	2	5.76	DC97-398	2	10.2
DC98-459	2	16.8	DC97-438	2	3.36
DC98-459	2	18.5	DC97-441	2	6.47
DC98-459	2	11.3	DC97-441	2	7.06
DC98-459	2	15	DC97-445	2	3.35
DC98-459	2	30	DC97-445	2	10.4
DC98-460	2	5.47	DC97-445	2	10.3
DC98-460	2	4.01	DC98-449	2	10
DC98-460	2	4.81	DC98-449	2	5.52
DC98-461	2	5.142	DC98-449	2	5.37
DC98-461	2	3.47	DC98-449	2	4.805
DC98-461	2	4.06	DC98-449	2	9.8
DC98-461	2	3.62	DC98-449	2	7.15
DC98-461	2	4.22	DC98-449	2	6.45
DC98-462	2	7.5	DC98-449	2	3.76
DC98-462	2	3.05	DC98-449	2	3.36
DC98-462	2	3.494	DC98-449	2	3.36
DC98-462	2	5.455	DC98-449	2	4.46
DC98-462	2	3.72	DC98-449	2	3.48
DC98-462	2	3.07	DC98-449	2	4.04
DC98-462	2	3.9	DC98-449	2	4.62
DC98-462	2	4.74	DC98-449	2	3.14
DC98-462	2	8.25	DC98-449	2	3.4
DC98-463	2	3.828	DC98-449	2	4.08
DC98-463	2	5.486	DC98-449	2	7.05
DC98-463	2	7.947	DC98-449	2	10.7
DC98-463	2	9.073	DC98-449	2	4.5
DC98-463	2	6.855	DC98-449	2	7.3
DC98-463	2	3.934	DC98-501	2	3.14
DC98-463	2	5.296	DC98-501	2	3.3
DC98-463	2	5.31	DC98-501	2	3.14
DC98-463	2	3.048	DC98-501	2	3.645
DC98-463	2	3.975	DC98-501	2	3.97
DC98-463	2	9.168	DC98-501	2	11.1
DC98-463	2	6.469	DC98-501	2	6.16
DC98-463	2	5.472	DC98-501	2	3.1
DC98-463	2	5.741	DC98-501	2	4.08

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-463	2	5.403	DC98-501	2	3.12
DC98-463	2	11	DC98-501	2	3.3
DC98-463	2	11.495	DC98-501	2	5.05
DC98-463	2	13.615	DC98-501	2	5.3
DC98-463	2	8.133	DC98-501	2	5.68
DC98-463	2	12.441	DC98-501	2	4.08
DC98-463	2	21.805	DC98-501	2	4.13
DC98-463	2	24.65	DC98-501	2	3.49
DC98-463	2	14.03	DC98-502	2	12
DC98-463	2	4.724	DC98-502	2	9.12
DC98-465	2	3.31	DC98-502	2	17.6
DC98-465	2	6.2	DC98-502	2	24.2
DC98-465	2	3.8	DC98-502	2	4.17
DC98-465	2	8.05	DC98-502	2	3.32
DC98-465	2	3.67	DC98-502	2	3.87
DC98-465	2	7.97	DC98-502	2	6.25
DC98-465	2	6.82	DC98-502	2	9.28
DC98-465	2	3.36	DC98-502	2	30
DC98-465	2	3.04	DC98-502	2	30
DC98-467	2	4.045	DC98-502	2	17.3
DC98-467	2	4.76	DC98-502	2	13.228
DC98-467	2	16.6	DC98-502	2	4.94
DC98-467	2	8.15	DC98-506	2	8.61
DC98-467	2	8.3	DC98-506	2	8.43
DC98-467	2	3.68	DC98-506	2	7.41
DC98-467	2	3.23	DC98-506	2	3.43
DC98-467	2	6.95	DC98-506	2	4.558
DC98-467	2	8.65	DC98-513	2	5.73
DC98-467	2	4.72	DC98-513	2	10.5
DC98-467	2	6.25	DC98-513	2	9.65
DC98-467	2	3.207	DC98-513	2	3.43
DC98-468	2	8.792	DC98-513	2	4.12
DC98-468	2	4.926	DC98-513	2	7.86
DC98-468	2	4.389	DC98-513	2	3.98
DC98-468	2	3.279	DC98-516	2	3.731
DC98-468	2	3.804	DC98-516	2	4.23
DC98-468	2	6.223	DC98-516	2	5.001
DC98-468	2	5.777	DC98-516	2	3.254
DC98-468	2	11.493	DC98-518	2	3.37
DC98-469	2	3.36	DC98-518	2	4.2
DC98-469	2	3.456	DC98-518	2	5.19
DC98-469	2	3.554	DC98-518	2	6.41
DC98-469	2	4.52	DC98-518	2	8.5
DC98-469	2	5.48	DC98-518	2	8.33
DC98-469	2	3.92	DC98-518	2	6.64
DC98-469	2	3.196	DC98-518	2	4.8
DC98-469	2	5.891	DC98-518	2	3.181
DC98-469	2	3.216	DC98-518	2	3.16
DC98-470	2	4.319	DC98-518	2	3.22
DC98-470	2	3.385	DC98-518	2	9.11
DC98-470	2	3.25	DC98-518	2	12.48

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-471	2	14.958	DC98-518	2	11.73
DC98-471	2	10.98	DC98-518	2	3.03
DC98-471	2	17.9	DC98-519	2	3.58
DC98-471	2	3.835	DC98-519	2	6.06
DC98-471	2	4.02	DC98-519	2	5.15
DC98-471	2	7.136	DC98-519	2	15.5
DC98-473	2	4.772	DC98-519	2	8.53
DC98-473	2	9.623	DC98-519	2	7.38
DC98-473	2	11.607	DC98-519	2	5.46
DC98-473	2	3.67	DC98-519	2	4.46
DC98-473	2	3.867	DC98-519	2	3.1
DC98-473	2	3.787	DC98-519	2	5.79
DC98-473	2	3.919	DC98-519	2	4.16
DC98-473	2	10.026	DC98-519	2	6.49
DC98-475	2	7.947	DC98-519	2	12.1
DC98-475	2	3.259	DC98-519	2	8.76
DC98-475	2	3.04	DC98-519	2	27.5
DC98-475	2	5.787	DC98-519	2	16.1
DC98-475	2	7.536	DC98-519	2	7.84
DC98-475	2	3.02	DC98-519	2	9.02
DC98-475	2	13.466	DC98-519	2	9.79
DC98-476	2	7.07	DC98-519	2	7.81
DC98-476	2	9.63	DC98-519	2	5.77
DC98-476	2	9.94	DC98-519	2	6.383
DC98-476	2	4.54	DC98-522	2	3.69
DC98-476	2	5.09	DC98-522	2	6.59
DC98-476	2	7.26	DC98-522	2	14.903
DC98-476	2	4.18	DC98-522	2	3.38
DC98-476	2	3.68	DC98-522	2	30
DC98-476	2	7.35	DC98-522	2	28.898
DC98-477	2	3.6	DC98-522	2	4.35
DC98-477	2	8.38	DC98-522	2	10.8
DC98-477	2	5.17	DC98-522	2	4.97
DC98-477	2	3.35	DC98-522	2	4.59
DC98-477	2	3.66	DC98-522	2	15.08
DC98-478	2	4.273	DC98-522	2	5.07
DC98-478	2	4.074	DC98-522	2	6.62
DC98-478	2	3.765	DC98-523	2	5.44
DC98-478	2	5.225	DC98-523	2	3.54
DC98-478	2	4.77	DC98-523	2	3.53
DC98-478	2	8.389	DC98-523	2	4.815
DC98-478	2	10.852	DC98-523	2	3.55
DC98-478	2	9.238	DC98-523	2	5.565
DC98-478	2	10.129	DC98-523	2	3.56
DC98-478	2	5.502	DC98-523	2	7.65
DC98-478	2	4.116	DC98-523	2	15.9
DC98-478	2	4.095	DC98-523	2	7.76
DC98-478	2	14.008	DC98-523	2	3.04
DC98-478	2	14.631	DC98-523	2	3.89
DC98-478	2	18.947	DC98-523	2	4.07
DC98-478	2	3.793	DC98-523	2	4.24

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-479	2	3.69	DC98-523	2	4.645
DC98-479	2	3.145	DC98-523	2	4.07
DC98-479	2	3.08	DC98-525	2	3.3
DC98-479	2	3.14	DC98-525	2	4.72
DC98-479	2	5.38	DC98-525	2	3.141
DC98-479	2	5.01	DC98-528	2	4.735
DC98-479	2	4.07	DC98-528	2	10.02
DC98-479	2	15.4	DC98-528	2	8.455
DC98-480	2	6.95	DC98-528	2	9.355
DC98-480	2	6.65	DC98-528	2	8.76
DC98-480	2	3.13	DC98-528	2	5.981
DC98-481	2	6.209	DC98-528	2	5.49
DC98-481	2	5.798	DC98-528	2	3.75
DC98-481	2	6.87	DC98-528	2	5.67
DC98-481	2	6.636	DC98-528	2	7.74
DC98-481	2	4.287	DC98-528	2	9.19
DC98-481	2	5.258	DC98-528	2	4.454
DC98-481	2	3.148	DC98-528	2	5.12
DC98-481	2	8.473	DC98-528	2	3.305
DC98-481	2	6.069	DC98-528	2	8.655
DC98-481	2	4.497	DC98-528	2	9.16
DC98-481	2	3.872	DC98-528	2	7.995
DC98-481	2	4.108	DC98-528	2	12.6
DC98-481	2	3.339	DC98-528	2	5.345
DC98-481	2	6.126	DC98-528	2	3.315
DC98-481	2	4.765	DC98-534	2	13.14
DC98-481	2	4.505	DC98-534	2	11.25
DC98-481	2	5.09	DC98-534	2	3.135
DC98-481	2	4.87	DC98-534	2	4.84
DC98-481	2	3.155	DC98-534	2	5.37
DC98-482	2	3.02	DC98-534	2	3.81
DC98-482	2	3.42	DC98-534	2	4.585
DC98-482	2	4.77	DC98-534	2	12.235
DC98-483	2	4.2	DC98-534	2	15.6
DC98-483	2	4.35	DC98-534	2	18.1
DC98-483	2	3.124	DC98-534	2	9.661
DC98-483	2	4.33	DC98-534	2	7.1
DC98-483	2	3.876	DC98-534	2	18.9
DC98-483	2	5.356	DC98-536	2	3.606
DC98-483	2	4.101	DC98-536	2	4.5
DC98-484	2	4.245	DC98-536	2	5.702
DC98-484	2	3.8	DC98-536	2	7.439
DC98-484	2	9.34	DC98-536	2	10.739
DC98-484	2	12.725	DC98-536	2	4.391
DC98-484	2	7.315	DC98-536	2	4.332
DC98-484	2	3.925	DC98-536	2	4.727
DC98-484	2	5.285	DC98-536	2	4.831
DC98-484	2	3.985	DC98-536	2	5.683
DC98-486	2	4.72	DC98-536	2	5.333
DC98-486	2	4.56	DC98-536	2	3.708
DC98-486	2	6.5	DC98-536	2	4.041

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-486	2	4.5	DC98-536	2	3.088
DC98-486	2	3.57	DC98-538	2	6.719
DC98-486	2	3.42	DC98-538	2	5.615
DC98-486	2	7.24	DC98-538	2	3.308
DC98-486	2	11.9	DC98-538	2	10.317
DC98-486	2	12.4	DC98-538	2	12.72
DC98-486	2	5.29	DC98-538	2	9.918
DC98-486	2	4.08	DC98-538	2	13.487
DC98-486	2	14.4	DC98-538	2	12.294
DC98-486	2	19.8	DC98-538	2	5.079
DC98-486	2	3.56	DC98-538	2	3.223
DC98-486	2	12	DC98-538	2	5.173
DC98-486	2	4.29	DC98-538	2	3.919
DC98-486	2	6.25	DC98-538	2	9.781
DC98-486	2	5.05	DC98-538	2	7.693
DC98-486	2	8.987	DC98-538	2	6.725
DC98-486	2	18.25	DC98-538	2	5.476
DC98-487	2	6.383	DC98-538	2	8.86
DC98-487	2	16.319	DC98-538	2	7.428
DC98-487	2	3.32	DC98-538	2	4.456
DC98-487	2	3.35	DC98-539	2	7.175
DC98-487	2	8.15	DC98-539	2	19.306
DC98-487	2	5.8	DC98-539	2	26.1
DC98-487	2	26.4	DC98-539	2	6.57
DC98-487	2	15	DC98-539	2	4.082
DC98-487	2	3.9	DC98-539	2	3.4
DC98-487	2	16.611	DC98-539	2	8.53
DC98-487	2	25.8	DC98-539	2	7.83
DC98-488	2	3.42	DC98-539	2	13.339
DC98-488	2	10.1	DC98-539	2	4.16
DC98-488	2	7.93	DC98-539	2	3.56
DC98-488	2	5.2	DC98-539	2	3.992
DC98-488	2	4.18	DC98-539	2	5
DC98-488	2	5.51	DC98-539	2	3.41
DC98-488	2	3.55	DC98-539	2	3.5
DC98-488	2	3.82	DC98-539	2	6.45
DC98-489	2	4.44	DC98-539	2	6.59
DC98-489	2	4.25	DC98-539	2	7.516
DC98-489	2	4.76	DC98-541	2	8.1
DC98-489	2	5.019	DC98-541	2	5.38
DC98-489	2	5.863	DC98-541	2	3.145
DC98-489	2	15.6	DC98-541	2	3.01
DC98-489	2	13.9	DC98-541	2	3.1
DC98-489	2	4.46	DC98-541	0.3	3.89
DC98-489	2	7.87	DC98-542	2	3.535
DC98-489	2	5.82	DC98-542	2	11.845
DC98-489	2	6.87	DC98-542	2	17.568
DC98-489	2	10.3	DC98-543	2	4.09
DC98-489	2	5.66	DC98-543	2	6.06
DC98-489	2	4.34	DC98-543	2	3.629
DC98-489	2	3.47	DC98-543	2	5.5

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-489	2	11.8	DC98-543	2	5.66
DC98-489	2	3.99	DC98-543	2	6.28
DC98-489	2	3.51	DC98-543	2	16.6
DC98-489	2	10.3	DC98-543	2	9.58
DC98-489	2	10.2	DC98-543	2	5.205
DC98-489	2	12.5	DC98-543	2	8.62
DC98-489	2	10.625	DC98-543	2	8.88
DC98-489	2	8.87	DC98-543	2	8
DC98-489	2	4.81	DC98-543	2	6.46
DC98-489	2	12.4	DC98-543	2	3.65
DC98-489	2	9.01	DC98-543	2	8.85
DC98-489	2	8.8	DC98-543	2	12.9
DC98-489	2	21.1	DC98-543	2	11.144
DC98-489	2	18	DC98-543	2	3.39
DC98-489	2	6	DC98-543	2	4.02
DC98-489	2	8.31	DC98-543	2	6.18
DC98-489	2	23.3	DC98-543	2	13.1
DC98-489	2	4.29	DC98-543	2	7.761
DC98-489	2	3.58	DC98-543	2	3.06
DC98-489	2	11.6	DC98-543	2	7.075
DC98-489	2	5.69	DC99-545	2	3.807
DC98-489	2	3.029	DC99-545	2	4.001
DC98-490	2	3.29	DC99-545	2	3.354
DC98-490	2	3.31	DC99-545	2	3.763
DC98-490	2	3.18	DC99-545	2	6.78
DC98-490	2	4.22	DC99-545	2	8.135
DC98-490	2	3.54	DC99-545	2	4.1
DC98-490	2	3.79	DC99-545	2	3.691
DC98-490	2	6.71	DC99-545	2	4.111
DC98-490	2	3.134	DC99-545	2	4.918
DC98-490	2	4.42	DC99-545	2	5.667
DC98-490	2	4.42	DC99-545	2	4.75
DC98-490	2	3.67	DC99-545	2	3.537
DC98-490	2	3.65	DC99-545	2	3.322
DC98-490	2	9.41	DC99-546	2	9.5
DC98-490	2	4.37	DC99-546	2	9.375
DC98-490	2	3.29	DC99-546	2	8.175
DC98-490	2	4.59	DC99-546	2	7.675
DC98-490	2	4.15	DC99-546	2	11.2
DC98-490	2	3.25	DC99-546	2	9.715
DC98-490	2	3.31	DC99-546	2	4.318
DC98-490	2	4.64	DC99-546	2	3.18
DC98-490	2	5.26	DC99-546	2	13.9
DC98-490	2	6.58	DC99-546	2	17.1
DC98-490	2	5.24	DC99-546	2	14.5
DC98-492	2	3.95	DC99-546	2	14.9
DC98-492	2	4.89	DC99-546	2	3.39
DC98-492	2	4.26	DC99-546	2	4.09
DC98-492	2	4.61	DC99-546	2	5.22
DC98-492	2	4.025	DC99-546	2	10.6
DC98-492	2	10.304	DC99-546	2	4.07

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-492	2	5.827	DC99-546	2	6.915
DC98-492	2	3.291	DC99-546	2	5.895
DC98-492	2	5.95	DC99-546	2	3.031
DC98-492	2	7.42	DC99-546	2	4.301
DC98-492	2	4.1	DC99-546	2	12.9
DC98-492	2	10.1	DC99-546	2	19.489
DC98-492	2	8.32	DC99-547	2	5.518
DC98-492	2	6.77	DC99-547	2	16.78
DC98-492	2	13	DC99-547	2	4.709
DC98-492	2	8.14	DC99-547	2	5.378
DC98-492	2	9.22	DC99-547	2	5.542
DC98-492	2	4.744	DC99-547	2	6.896
DC98-492	2	16.6	DC99-547	2	7.26
DC98-492	2	3.86	DC99-547	2	9.77
DC98-492	2	7.57	DC99-547	2	6.542
DC98-492	2	6.13	DC99-548	2	3.969
DC98-492	2	4.92	DC99-548	2	3.455
DC98-492	2	10.2	DC99-548	2	5.67
DC98-492	2	3.71	DC99-548	2	4.785
DC98-492	2	4.783	DC99-548	2	6.58
DC98-493	2	5.8	DC99-548	2	5.032
DC98-493	2	9.77	DC99-548	2	6.095
DC98-493	2	8.65	DC99-548	2	10.13
DC98-493	2	4.24	DC99-548	2	9.863
DC98-493	2	3.75	DC99-548	2	5.65
DC98-493	2	3.21	DC99-548	2	3.973
DC98-493	2	5.25	DC99-548	2	3.91
DC98-493	2	4.86	DC99-548	2	8.9
DC98-493	2	9.28	DC99-548	2	23.9
DC98-493	2	4.59	DC99-549	2	3.74
DC98-494	2	3.686	DC99-549	2	3.01
DC98-494	2	30	DC99-549	2	3.9
DC98-494	2	13.372	DC99-549	2	3.31
DC98-494	2	5.37	DC99-549	2	10.3
DC98-494	2	6.981	DC99-549	2	4.855
DC98-494	2	4.415	DC99-549	2	8.625
DC98-494	2	3.298	DC99-549	2	13.625
DC98-494	2	4.133	DC99-549	2	11.36
DC98-494	2	4.752	DC99-549	2	6.76
DC98-494	2	3.219	DC99-549	2	14.05
DC98-494	2	4.136	DC99-549	2	16.05
DC98-494	2	3.841	DC99-550	2	11.4
DC98-495	2	4.495	DC99-550	2	3.4
DC98-495	2	3.717	DC99-550	2	3.41
DC98-495	2	3.67	DC99-550	2	5.8
DC98-495	2	4.44	DC99-550	2	4.78
DC98-495	2	3.72	DC99-550	2	3.02
DC98-495	2	3.18	DC99-550	2	4.52
DC98-495	2	3.26	DC99-550	2	11.5
DC98-495	2	3.03	DC99-550	2	7.15
DC98-495	2	3.098	DC99-550	2	3.06

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-495	2	3.992	DC99-550	2	3.94
DC98-495	2	3.16	DC99-550	2	3.38
DC98-495	2	4.17	DC99-550	2	3.29
DC98-495	2	4.89	DC99-550	2	3.18
DC98-495	2	4.89	DC99-550	2	5.295
DC98-496	2	3.62	DC99-550	2	4.06
DC98-496	2	3.511	DC99-550	2	7.85
DC98-496	2	3.169	DC99-550	2	3.42
DC98-496	2	4.181	DC99-550	2	5.44
DC98-496	2	3.761	DC99-550	2	4.88
DC98-496	2	5.94	DC99-550	2	4.505
DC98-496	2	18.37	DC99-550	2	11.75
DC98-496	2	19.267	DC99-550	2	8.34
DC98-496	2	5.831	DC99-550	2	5.045
DC98-496	2	3.733	DC99-550	2	8.15
DC98-496	2	3.656	DC99-550	2	4.295
DC98-496	2	5.094	DC99-550	2	3.045
DC98-496	2	8.437	DC99-550	2	4.625
DC98-496	2	5.225	DC99-550	2	5.53
DC98-497	2	4.089	DC99-550	2	4.545
DC98-497	2	3.478	DC99-550	2	6.34
DC98-497	2	3.223	DC99-550	2	4.635
DC98-497	2	3.171	DC99-550	2	6.745
DC98-497	2	3.209	DC99-550	2	6.63
DC98-497	2	3.244	DC99-550	2	5.98
DC98-497	2	5.923	DC99-550	2	6.595
DC98-497	2	5.034	DC99-550	2	5.17
DC98-497	2	3.918	DC99-550	2	10.775
DC98-497	2	4.483	DC99-550	2	14.2
DC98-497	2	4.373	DC99-550	2	14.95
DC98-497	2	3.782	DC99-550	2	11.05
DC98-497	2	4.616	DC99-550	2	5.27
DC98-497	2	4.408	DC99-550	2	5.07
DC98-497	2	8.298	DC99-550	0.4	6.6
DC98-497	2	19.625	DC99-553	2	4.89
DC98-497	2	5.544	DC99-553	2	3.55
DC98-498	2	4.85	DC99-553	2	5.4
DC98-498	2	6.65	DC99-553	2	6.4
DC98-498	2	3.024	DC99-553	2	5.37
DC98-498	2	8.23	DC99-553	2	3.1
DC98-498	2	8.17	DC99-553	2	3.22
DC98-498	2	4.34	DC99-553	2	3.81
DC98-498	2	3.14	DC99-553	2	3.68
DC98-498	2	4.48	DC99-553	2	4.31
DC98-498	2	5.18	DC99-553	2	4.31
DC98-498	2	15.7	DC99-553	2	4.01
DC98-498	2	7.38	DC99-553	2	3.2
DC98-498	2	5.12	DC99-553	2	3.39
DC98-498	2	4.03	DC99-553	2	5.05
DC98-498	2	4.16	DC99-553	2	11.769
DC98-498	2	5.34	DC99-553	2	7.065

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-498	2	5.39	DC99-553	2	5.49
DC98-498	2	5.11	DC99-553	2	5.28
DC98-498	2	10.5	DC99-553	2	12.1
DC98-498	2	5.33	DC99-553	2	25.5
DC98-498	2	3.13	DC99-553	2	21.1
DC98-498	2	4.79	DC99-553	2	29.6
DC98-498	2	3.31	DC99-553	2	17.4
DC98-498	2	5.08	DC99-553	2	10.2
DC98-498	2	4.6	DC99-555	2	3.135
DC98-498	2	4.35	DC99-555	2	4.4
DC98-498	2	6.62	DC99-555	2	7.605
DC98-499	2	3.5	DC99-555	2	11.975
DC98-499	2	3.608	DC99-555	2	8.075
DC98-499	2	3.374	DC99-555	2	5.955
DC98-499	2	5.672	DC99-555	2	7.905
DC98-500	2	6.62	DC99-555	2	9.35
DC98-500	2	8.04	DC99-555	2	8.15
DC98-500	2	7.62	DC99-555	2	7.475
DC98-500	2	3.55	DC99-555	2	5.685
DC98-500	2	8.29	DC99-555	2	3.875
DC98-500	2	3.02	DC99-555	2	7.015
DC98-500	2	6.59	DC99-555	2	9.5
DC98-500	2	3.15	DC99-555	2	6.555
DC98-500	2	3.2	DC99-555	2	8.355
DC98-500	2	4.61	DC99-555	2	6.055
DC98-503	2	3.886	DC99-555	2	6.255
DC98-503	2	5.176	DC99-555	2	3.22
DC98-503	2	11.846	DC99-555	2	6.953
DC98-503	2	30	DC99-555	2	11.7
DC98-503	2	5.852	DC99-555	2	9
DC98-503	2	4.494	DC99-555	2	4.7
DC98-503	2	4.49	DC99-555	2	4.83
DC98-503	2	4.294	DC99-555	2	4.53
DC98-503	2	5.306	DC99-555	2	4.554
DC98-503	2	3.38	DC99-555	2	3.71
DC98-503	2	4.728	DC99-555	2	16
DC98-503	2	3.048	DC99-555	2	14.7
DC98-503	2	5.133	DC99-555	2	8.05
DC98-503	2	7.212	DC99-555	2	4.86
DC98-503	2	3.438	DC99-555	2	5.65
DC98-503	2	5.226	DC99-555	2	4.07
DC98-504	2	3.4	DC99-555	2	6.47
DC98-504	2	3.22	DC99-555	2	5.63
DC98-504	2	3.8	DC99-555	2	5.23
DC98-504	2	11.3	DC99-555	2	3.55
DC98-504	2	3.936	DC99-555	2	3.6
DC98-504	2	3.75	DC99-555	2	4.3
DC98-504	2	6.43	DC99-555	2	6.22
DC98-504	2	5.96	DC99-555	2	14.8
DC98-504	2	19.6	DC99-555	2	4.32
DC98-504	2	8.53	DC99-555	2	8.5

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-504	2	8.03	DC99-555	2	14.575
DC98-504	2	3.59	DC99-555	2	10.02
DC98-504	2	25.1	DC99-555	2	5.72
DC98-504	2	5.49	DC99-555	2	8.505
DC98-504	2	3.71	DC99-555	2	4.81
DC98-504	2	9.98	DC99-555	2	3.16
DC98-504	2	5.46	DC99-556	2	5.865
DC98-504	2	4.15	DC99-556	2	3.995
DC98-507	2	6.31	DC99-557	2	3.07
DC98-508	2	3.135	DC99-557	2	6.1
DC98-508	2	23.003	DC99-557	2	11.9
DC98-508	2	3.37	DC99-557	2	18.325
DC98-508	2	3.36	DC99-557	2	19.5
DC98-508	2	3.56	DC99-557	2	19
DC98-509	2	3.26	DC99-557	2	16.8
DC98-509	2	8.21	DC99-557	2	7.24
DC98-511	2	3.312	DC99-557	2	3.134
DC98-511	2	3.843	DC99-557	2	11.839
DC98-511	2	4.079	DC99-557	2	6.6
DC98-511	2	3.089	DC99-557	2	4.89
DC98-511	2	3.436	DC99-557	2	5.885
DC98-511	2	18.958	DC99-557	2	8.322
DC98-511	2	22.877	DC99-559	2	3.013
DC98-515	2	4.588	DC99-559	2	4.36
DC98-515	2	3.983	DC99-559	2	4.06
DC98-517	2	3.671	DC99-559	2	3.34
DC98-517	2	3.453	DC99-559	2	5.02
DC98-520	2	3.165	DC99-560	2	3.9
DC98-520	2	4.905	DC99-560	2	7.736
DC98-520	2	4.9	DC99-560	2	13.5
DC98-520	2	4.23	DC99-560	2	3.11
DC98-520	2	4.132	DC99-560	2	12.5
DC98-520	2	8.449	DC99-560	2	5.9
DC98-520	2	3.662	DC99-560	2	3.16
DC98-520	2	3.2	DC99-560	2	6.4
DC98-520	2	3.083	DC99-560	2	3.54
DC98-520	2	4.625	DC99-560	2	3.065
DC98-521	2	5.903	DC99-560	2	3.585
DC98-521	2	5.22	DC99-561	2	6.85
DC98-521	2	9.522	DC99-561	2	5.84
DC98-521	2	5.517	DC99-561	2	3.21
DC98-524	2	3.75	DC99-561	2	3.735
DC98-524	2	5.44	DC99-561	2	4.01
DC98-526	2	3.03	DC99-561	2	5.39
DC98-529	2	3.77	DC99-561	2	4.205
DC98-529	2	3.27	DC99-561	2	4.53
DC98-529	2	3.79	DC99-561	2	5.59
DC98-530	2	6.4	DC99-561	2	3.86
DC98-530	2	3.27	DC99-561	2	4.24
DC98-530	2	5.8	DC99-561	2	5.09
DC98-530	2	4.28	DC99-561	2	3.882

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-530	2	3.58	DC99-561	2	3.22
DC98-530	2	4.46	DC99-562	2	3.639
DC98-535	2	4.355	DC99-562	2	4.647
DC98-535	2	5.173	DC99-562	2	7.332
DC99-571	2	3.682	DC99-562	2	15.262
DC99-571	2	4.67	DC99-562	2	5.906
DC99-571	2	3.48	DC99-562	2	6.027
DC99-571	2	5.31	DC99-562	2	9.138
DC99-571	2	6.22	DC99-562	2	9.636
DC99-571	2	8.8	DC99-562	2	8.781
DC99-571	2	3.47	DC99-562	2	6.26
DC99-571	2	7.88	DC99-562	2	4.616
DC99-571	2	12.425	DC99-562	2	4.126
DC99-571	2	7.87	DC99-562	2	3.541
DC99-572	2	3.946	DC99-562	2	6.223
DC99-572	2	3.239	DC99-563	2	5.13
DC99-577	2	3.139	DC99-563	2	3.14
DC99-577	2	4.215	DC99-563	2	6.75
DCR96-306	2	3.579	DC99-563	2	7.6
DCR96-307	2	4.046	DC99-563	2	5.33
DCR96-308	2	3.802	DC99-563	2	8.7
DCR96-308	2	5.97	DC99-563	2	9.65
DCR96-308	2	5.782	DC99-563	2	7.4
DCR96-308	2	3.08	DC99-563	2	11.3
DCR96-308	2	9.982	DC99-563	2	3.15
DCR96-308	2	3.151	DC99-563	2	3.62
DCR96-309	2	4.075	DC99-563	2	3.3
DCR96-309	2	5.988	DC99-563	2	3.04
DCR96-309	2	22.819	DC99-563	2	3.13
DCR96-309	2	14.559	DC99-563	2	3.92
DCR96-309	2	3.764	DC99-564	2	4.22
DCR96-309	2	4.063	DC99-564	2	5.73
DCR96-309	2	3.442	DC99-564	2	4.98
DCR96-309	2	3.582	DC99-564	2	3.53
DCR96-309	2	10.992	DC99-564	2	3.82
DCR96-309	2	8.509	DC99-564	2	3.12
DCR96-309	2	6.166	DC99-564	2	3.545
DCR96-309	2	5.642	DC99-564	2	3.67
DCR96-309	2	5.354	DC99-564	2	3.315
DCR96-311	2	3.696	DC99-564	2	4.54
DCR96-311	2	3.902	DC99-564	2	3.01
DCR96-311	2	4.719	DC99-564	2	4.13
DCR96-311	2	9.048	DC99-564	2	4.605
DCR96-311	2	3.685	DC99-564	2	5.62
DCR96-311	2	5.942	DC99-564	2	4.375
DCR96-311	2	8.679	DC99-564	2	3.23
DCR96-311	2	3.166	DC99-564	2	3.45
DCR96-311	2	3.872	DC99-564	2	8.85
DCR96-311	2	6.157	DC99-564	2	5.97
DCR96-311	2	9.75	DC99-564	2	9.75
DCR96-311	2	3.026	DC99-566	2	3.951

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DCR96-311	2	3.052	DC99-566	2	4.795
DCR96-312	2	4.056	DC99-566	2	3.157
DCR96-312	2	9.327	DC99-566	2	3.839
DCR96-312	2	3.379	DC99-566	2	3.917
DCR96-319	2	6.138	DC99-566	2	3.401
DCR96-321	2	4.512	DC99-566	2	3.265
DCR96-321	2	8.16	DC99-566	2	3.1
DCR96-321	2	4.913	DC99-567	2	3.97
DCR96-323	2	3.051	DC99-567	2	4.24
DCR96-323	2	3.134	DC99-567	2	14.1
DCR96-323	2	4.212	DC99-567	2	7.1
DCR96-323	2	5.506	DC99-567	2	7.554
DCR96-324	2	13.473	DC99-567	2	3.3
DCR96-324	2	8.159	DC99-568	2	4.36
DCR96-324	2	8.143	DC99-568	2	4.1
DCR96-324	2	7.253	DC99-568	2	3.94
DCR96-324	2	8.53	DC99-568	2	3.17
DCR96-324	2	3.658	DC99-568	2	5.005
DCR96-324	2	7.015	DC99-568	2	7.45
DCR96-324	2	10.162	DC99-568	2	11.41
DCR96-324	2	6.123	DC99-568	2	4.387
DCR96-324	2	3.168	DC99-568	2	12.05
DCR96-324	2	7.464	DC99-568	2	8.96
DCR96-325	2	3.119	DC99-568	2	4.31
DCR96-325	2	4.682	DC99-568	2	4.38
DCR96-325	2	4.22	DC99-568	2	14.8
DCR96-325	2	3.538	DC99-569	2	3.33
DCR96-325	2	4.535	DC99-569	2	3.32
DCR96-325	2	5.761	DC99-569	2	4.555
DCR96-325	2	4.183	DC99-569	2	4.875
DCR96-325	2	4.195	DC99-569	2	5.075
DCR96-325	2	4.243	DC99-569	2	4.125
DCR96-325	2	4.618	DC99-569	2	3.65
DCR96-325	2	4.217	DC99-569	2	3.95
DCR96-325	2	6.488	DC99-569	2	3.34
DCR96-325	0.9	3.229	DC99-569	2	3.375
DCR96-326	2	9.765	DC99-569	2	3.705
DCR96-326	2	6.046	DC99-569	2	4.81
DCR96-327	2	6.888	DC99-569	2	3.24
DCR96-327	2	10.959	DC99-569	2	3.335
DCR96-327	2	6.475	DC99-573	2	3.052
DCR96-327	2	5.349	DGT05-1017	2	4.623
DCR96-327	2	6.974	DGT05-1017	2	3.759
DCR96-327	2	4.252	DR02-823	2	4.62
DCR96-327	2	3.6	DR02-823	2	11.525
DCR96-327	2	8.833	DR02-823	2	15.851
DCR96-327	2	3.06	DR02-823	2	13.258
DCR96-327	2	3.298	DR02-823	2	15.71
DCR96-327	2	7.148	DR02-823	2	8.202
DCR96-327	2	11.325	DR02-824	2	4.464
DCR96-327	2	5.635	DR02-826	2	3.32

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DCR96-327	2	4.3	DR02-826	2	3.57
DCR96-327	2	3.474	DR02-837	2	7.801
DCR96-327	2	4.053	DR02-837	2	9.14
DCR96-327	2	3.867	DR02-837	2	6.863
DCR96-327	2	3.018	DR02-837	2	5.164
DCR96-327	2	5.723	DR02-837	2	6.316
DCR96-327	2	4.357	DR97-342	2	4.839
DCR96-327	2	4.043	DR97-342	2	3.159
DCR96-327	2	8.352	DR97-342	2	6.205
DCR96-327	0.9	6.14	DR97-342	2	3.494
DCR96-328	2	3.699	DC01-619	2	5.822
DCR96-328	2	9.181	DC01-619	2	6.848
DCR96-328	2	18.116	DC01-619	2	8.017
DCR96-328	2	6.104	DC01-619	2	7.773
DCR96-328	2	3.291	DC01-619	2	6.146
DCR96-328	2	4.919	DC01-619	2	16.08
DCR96-328	2	3.123	DC01-619	2	11.09
DCR96-328	2	4.246	DC01-619	2	9.333
DCR96-328	2	8.988	DC01-619	2	8.495
DCR96-328	2	3.989	DC02-863	2	6.41
DCR96-328	2	4.594	DC02-863	2	3.465
DCR96-328	2	7.135	DC02-863	2	3.065
DCR96-328	2	18.69	DC02-863	2	4.962
DCR96-328	2	7.32	DC02-866	2	3.914
DCR96-328	2	3.252	DC05-1054	2	4.001
DCR96-328	2	3.126	DC05-1054	2	8.407
DCR96-328	2	3.652	DC05-1054	2	5.676
DCR96-328	2	6.576	DC05-1054	2	4.226
DCR96-328	2	3.644	AT99-2-3	2	3.71
DCR96-328	2	12.56	AT99-2-3	2	3.89
DCR96-328	2	8.903	AT99-2-4	2	7.15
DCR96-328	2	11.72	AT99-2-4	2	3.29
DCR96-328	0.9	14.1	AT99-2-4	2	4.75
DGT04-1012	2	3.29	DC01-585	2	3.212
DR02-662	2	4.029	DC01-585	2	5.844
DR02-662	2	3.369	DC01-585	2	4.857
DR02-662	2	4.56	DC01-587	2	3.63
DR02-663	2	4.055	DC01-587	2	9.33
DR02-778	2	3.16	DC01-589	2	3.344
DR02-785	2	8.732	DC01-596	2	7.084
DR02-785	2	6.107	DC01-596	2	9.046
DR02-786	2	6.454	DC01-597	2	5.105
DR02-786	2	8.65	DC01-597	2	4.31
DR02-786	2	8.425	DC01-597	2	4.742
DR02-786	2	6.346	DC01-597	2	3.443
DR02-786	2	6.65	DC01-597	2	4.585
DR02-786	2	4.213	DC01-597	2	5.621
DR02-786	2	7.055	DC01-597	2	6.002
DR02-788	2	3.385	DC01-597	2	6.865
DR02-844	2	3.386	DC01-599	2	3.762
DR02-844	2	4.427	DC01-600	2	9.716

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DR02-844	2	3.535	DC01-600	2	13.592
DR02-844	2	3.571	DC01-600	2	11.927
DR02-844	2	3.708	DC01-600	2	4.522
DR05-1003	2	3.69	DC01-605	2	6.347
DR97-338	2	6.34	DC01-605	2	7.489
DR97-338	2	3.218	DC01-605	2	8.163
DR97-350	2	3.538	DC01-605	2	3.607
DR97-350	2	8.664	DC01-608	2	8.034
DR97-350	2	7.703	DC01-608	2	3.634
DR97-350	2	4.285	DC01-608	2	7.575
DR97-350	2	5.572	DC01-608	2	4.024
DR97-350	2	4.28	DC01-609	2	3.572
DR97-350	2	4.022	DC01-609	2	4.128
DR97-350	2	7.027	DC01-609	2	15.588
DR97-350	2	9.05	DC01-609	2	5.675
DR97-350	2	8.714	DC01-611	2	7.24
DR97-350	2	9.105	DC01-611	2	3.171
DR97-350	2	5.758	DC01-611	2	10.271
DR97-350	2	7.736	DC01-611	2	3.26
DR97-350	2	4.266	DC01-611	2	9.461
DR97-350	2	6.193	DC01-611	2	11.135
DR97-350	2	3.95	DC01-613	2	7.891
DR97-351	2	4.362	DC01-613	2	18.445
DR97-351	2	7.198	DC01-613	2	4.639
DR97-352	2	4.376	DC01-615	2	12.134
DR97-352	2	12.223	DC01-615	2	14.763
DR97-352	2	3.928	DC01-617	2	4.221
DR97-352	2	30	DC01-617	2	5.639
DR97-352	2	30	DC01-619	2	20
DR97-352	2	13.807	DC01-625	2	15.104
DR97-352	2	8.125	DC01-625	2	9.652
DR97-352	2	6.708	DC01-625	2	6.949
DR97-352	2	13.18	DC01-625	2	12.96
DR97-352	2	19.22	DC01-625	2	5.826
DR97-352	2	3.979	DC01-625	2	7.545
DR97-352	2	4.526	DC02-672	2	4.697
DR97-352	2	5.986	DC02-681	2	20
DR97-352	2	3.34	DC02-681	2	20
DW02-831	2	11.434	DC02-681	2	20
DW02-831	2	6.697	DC02-681	2	8.536
DW02-831	2	14.909	DC02-683	2	4.998
LT-02	2	3.272	DC02-683	2	7.228
LT-04	2	3.525	DC02-683	2	7.55
LT-04	2	3.042	DC02-683	2	6.07
LT-04	2	5.059	DC02-683	2	13.551
LT-05	2	3.416	DC02-683	2	4.502
LT-05	2	7.171	DC02-683	2	6.84
LT-05	2	3.732	DC02-683	2	3.143
LT-07	2	4.95	DC02-683	2	3.151
LT-07A	2	3.341	DC02-683	2	5.363
LT-08B	2	3.201	DC02-857	2	4.725

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
LT-08B	2	4.283	DC02-859	2	3.922
LT-12B	2	3.151	DC02-859	2	3.428
LT-13	2	3.12	DC02-859	2	10.243
LT-13	2	4.625	DC02-859	2	7.687
LT-13	2	7.4	DC02-859	2	3.247
LT-13	2	5.41	DC02-859	2	3.305
LT-13	2	4.795	DC02-861	2	4.074
LT-13	2	4.18	DC02-861	2	9.284
LT-13	2	4.49	DC02-861	2	4.56
LT-13	2	4.06	DC02-861	2	3.944
LT-13	2	3.63	DC02-861	2	6.946
LT-13	2	4.86	DC02-861	2	11.83
LT-13	2	9.18	DC02-861	2	9.389
LT-13	2	4.71	DC02-861	2	7.86
LT-13	2	6.88	DC02-861	2	5.394
LT-13	2	4.38	DC02-862	2	6.792
LT-13	2	5.82	DC02-862	2	6.128
LT-13	2	3.305	DC02-863	2	12.534
LT-14A	2	11.096	DC02-863	2	3.539
LT-14A	2	6.918	DC02-863	2	20
LT-14A	2	5.137	DC02-863	2	3.522
LT-14A	2	3.202	DC02-863	2	3.695
LT-17	2	4.075	DC02-863	2	6.753
LT-17	2	3.527	DC02-863	2	7.347
LT-18E	2	3.733	DC02-863	2	4.678
LT-18F	2	3.014	DC02-863	2	4.788
LT-21D	2	5.156	DC02-863	2	5.024
LT-22	2	3.01	DC02-864	2	3.136
LT-23	2	3.4	DC02-864	2	3.82
LT-24	2	4.55	DC02-864	2	4.979
LT-24	2	3.065	DC02-865	2	4.256
LT-25B	2	3.773	DC02-865	2	6.854
LT-25B	2	7.45	DC02-865	2	5.214
LT-25B	2	3.675	DC02-865	2	5.222
LT-25B	2	3.3	DC02-865	2	4.604
LT-25C	2	3.05	DC02-865	2	4.418
LT-25C	2	3.725	DC02-865	2	12.151
LT-25C	2	5.35	DC02-865	2	15.521
LT-26	2	5.03	DC02-865	2	20
LT-26	2	3.03	DC02-865	2	18.432
LT-26	2	10	DC02-865	2	4.062
LT-26	2	5.95	DC02-865	2	3.492
LT-26	2	4.968	DC02-865	2	6.885
LT-27A	2	3.12	DC02-867	2	3.239
LT-27B	2	3.45	DC02-867	2	5.804
LT-27B	2	4.325	DC02-867	2	8.538
LT-27B	2	5.2	DC02-867	2	6.8
LT-27B	2	5.75	DC02-868	2	5.675
LT-27B	2	3.44	DC02-869	2	6.034
LT-27B	2	4.075	DC02-869	2	4.293
LT-27B	2	6.24	DC02-869	2	3.622

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
LT-27B	2	3.76	DC02-869	2	7.816
LT-27B	2	5.18	DC02-869	2	3.994
LT-27B	2	3.02	DC02-869	2	3.243
LT-27B	2	4.12	DC02-869	2	6.449
LT-27B	2	4.65	DC02-869	2	7.539
LT-27B	2	3.605	DC02-869	2	7.738
LT-32	2	5.642	DC02-869	2	4.454
LT-32	2	7.39	DC02-870	2	4.126
LT-32	2	3.865	DC02-872	2	3.836
LT01-60	2	3.286	DC02-878	2	7.02
LT01-60	2	3.091	DC02-878	2	6.24
LT01-60	2	3.051	DC02-881	2	3.85
LT01-60	2	3.038	DC05-1013	2	3.062
LT01-60	2	3.971	DC05-1013	2	7.302
LT01-61	2	6.133	DC05-1013	2	6.042
LT01-61	2	4.675	DC05-1018	2	3.213
LT01-61	2	3.217	DC05-1018	2	3.976
LT96-29B-2	2	7.95	DC05-1018	2	3.229
LT96-29B-2	1	7.95	DC05-1018	2	8.065
LT96-35-1	2	3.15	DC05-1052	2	6.406
LT96-36	2	3.69	DC05-1052	2	3.508
LT96-36	2	3.515	DC05-1057	2	5.22
LT96-36	2	3.34	DC05-1057	2	3.98
LT96-36	2	4.48	DC05-1057	2	11.3
LT97-13A-1	2	6.99	DC05-1057	2	8.566
LT97-13A-1	2	5.08	DC05-1057	2	12.43
LT97-13A-1	2	3.94	DC05-1057	2	15.455
LT97-13A1	2	3.35	DC05-1057	2	14.77
LT97-13A1	2	3.08	DC05-1057	2	5.46
LT97-13A1	2	4.13	DC05-1057	2	7.275
LT97-13A19	2	8.28	DC05-1057	2	3.38
LT97-13B-1	2	3.17	DC05-1059	2	4.03
LT97-13B-1	2	3.2	DC05-1059	2	3.518
LT97-17B-6	2	4.56	DC05-1059	2	5.1
LT97-17B-6	2	5.92	DC05-1059	2	9.2
LT97-17B-6	2	3.76	DC05-1059	2	3.402
LT97-17B-6	2	6.88	DC05-1059	2	4.64
LT97-17B-6	2	6.1	DC05-1059	2	3.29
LT97-17B-6	2	6.83	DC05-1059	2	3.22
LT97-17B-6	2	6.66	DC05-1059	2	6.478
LT97-24	2	3.23	DC05-1059	2	12.95
LT97-24	2	3.94	DC05-1060	2	3.342
LT97-24	2	9.36	DC05-1063	2	3.285
LT97-24	2	5.22	DC05-1063	2	4.005
LT97-24	2	13.3	DC05-1065	2	20
LT97-30-4	2	3.23	DC05-1065	2	3.614
LT97-30-4	2	4.21	DC05-1065	2	3.599
LT97-30-4	2	3.54	DC05-1067	2	3.634
LT97-30-4	2	3.79	DC96-277	2	5.21
LT97-30-4	2	4.46	DC97-438	2	6.15
LT97-30-4	2	3.22	DC97-442	2	3.365

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
LT97-30-4	2	3.76	DC97-442	2	9.425
LT97-30-4	2	4.67	DC97-442	2	8.508
LT97-30-4	2	9.77	DC97-445	2	3.805
LT97-30-4	2	4.29	DC97-445	2	7.83
LT97-30-4	2	3.14	DC97-445	2	3.67
LT97-30-4	2	21.6	DC98-449	2	8.416
LT97-30-4	2	4.2	DC98-502	2	3.01
LT97-30-4	2	9.34	DC98-502	0.1	3.01
LT97-30-4	2	3.8	DC98-514	2	7.434
LT97-30-4	2	22.4	DC98-514	2	10.94
LT97-30-4	2	17.5	DC98-514	2	10.514
LT97-31	2	6.11	DC98-514	2	3.32
LT97-40B	2	3.8	DC98-519	2	3.125
LT97-40B	2	24.7	DC98-522	2	13.9
LT97-40B	2	3	DC98-522	2	7.696
LT97-40B	2	6.66	DC98-522	2	4.331
LT97-40B	2	3.88	DC98-522	2	14.9
LT97-40B	2	3.95	DC98-522	2	6.42
LT97-40B	2	9.4	DC98-522	2	6.684
LT97-40B	2	4.79	DC98-522	2	6.124
LT97-40B	2	11.8	DC98-522	2	7.11
LT97-40B	2	4.86	DC98-522	2	4.247
LT97-40B	2	5.57	DC98-525	2	7.19
LT97-44-27	2	4.29	DC98-525	2	6.148
LT97-44-27	2	7.28	DC98-528	2	7.76
LT97-44-27	2	3.76	DC98-528	2	8.24
LT97-44-27	2	9.27	DC98-534	2	14.6
LT97-44-27	2	8.29	DC98-534	2	3.47
LT97-44-27	2	3.56	DC98-534	2	18.9
LT97-44-27	2	3.04	DC98-534	2	3.92
LT97-46-22	2	3.33	DC98-534	2	5.08
LT97-46-29	2	9.45	DC98-534	2	6.76
LT97-46-29	2	3.8	DC98-536	2	10.521
LT97-46-29	2	9.03	DC98-536	2	14.297
LT97-46-29	2	7.47	DC98-536	2	3.846
LT97-46-29	2	6.98	DC98-538	2	4.765
LT97-46-29	2	6.76	DC98-539	2	10.618
LT97-46-29	2	3.81	DC98-539	2	9.08
LT97-46-29	2	8.87	DC98-539	2	7.67
LT97-46-29	2	6.75	DC98-539	2	4.48
LT97-50-5	2	6.34	DC98-539	2	6.18
LT97-51	2	3.79	DC98-539	2	14.2
LT98-11-00	2	3.875	DC98-539	2	14.3
LT98-11-00	2	5.7	DC98-539	2	3.86
LT98-11-00	2	3.055	DC98-539	2	5.26
LT98-27-00	2	6.34	DC98-539	2	7.61
LT98-27-00	2	4.525	DC98-539	2	7.3
LT98-27-00	2	3.8	DC98-539	2	6.449
LT98-27-00	2	3.43	DC98-539	2	7.01
LT98-27-00	2	5.48	DC98-541	2	8.72
LT98-27-00	2	15.38	DC98-541	2	5.96

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
LT98-27-45	2	10.24	DC98-541	2	8.31
LT98-27120	2	4.4	DC98-541	2	5.92
LT98-27120	2	3.94	DC98-541	2	3.48
LT98-27120	2	7.75	DC98-543	2	4.68
LT98-27120	2	7.22	DC98-543	2	3.479
LT98-27120	2	3.13	DC98-543	2	7.95
LT98-28-00	2	3.4	DC99-545	2	5.32
LT98-32-1	2	3.98	DC99-545	2	5.651
LT98-32-1	2	6.66	DC99-546	2	6.8
LT98-32-1	2	7.24	DC99-546	2	3.2
LT98-32-1	2	5.785	DC99-546	2	20
LT98-32-1	2	4.33	DC99-546	2	9.15
LT98-32-1	2	4.35	DC99-548	2	7.499
LT98-52-55	2	4.08	DC99-549	2	11.295
LT98-52-55	2	3.47	DC99-550	2	4.53
LT98-52123	2	3.02	DC99-550	2	7.65
LT98-54-38	2	4.88	DC99-550	2	11.3
LT98-54-98	2	5.63	DC99-550	2	3.22
LT98-55A34	2	4.57	DC99-550	2	4.72
LT99-59-1	2	3.63	DC99-550	2	3.5
LT99-59-1	2	4.91	DC99-550	2	3.15
LT99-59-1	1	3.07	DC99-553	2	4.45
RC-009	2	4.021	DC99-553	2	3.94
RC-009	2	3.361	DC99-555	2	6.25
RC-009	2	23.349	DC99-555	2	5.41
RC-009	2	21.154	DC99-555	2	7.85
RC-009	2	8.743	DC99-555	2	3.975
RC-009	2	15.703	DC99-555	2	7.1
RC-009	2	4.423	DC99-555	2	3.3
RC-009	2	3.61	DC99-555	2	4.114
RC-009	2	4.636	DC99-555	2	3.225
RC-009	2	3.711	DC99-555	2	12.5
RC-010	2	4.805	DC99-555	2	17.35
RC-010	2	4.187	DC99-555	2	4.905
RC-013	2	3.529	DC99-555	2	4.157
RC-014	2	6.854	DC99-555	2	9.375
RC-014	2	3.307	DC99-555	2	3.795
RC-014	2	4.974	DC99-560	2	3.38
RC-014	2	5.542	DC99-560	2	5.55
RC-014	2	3.937	DC99-560	2	3.804
RC-014	2	6.131	DC99-560	2	4.84
RC-019	2	3.619	DC99-560	2	3.57
RC-019	2	5.177	DC99-560	2	4.5
RC-019	2	3.248	DC99-562	2	4.574
RC-019	2	3.55	DC99-562	2	4.584
RC-025	2	4.081	DC99-562	2	4.188
RC-025	2	5.621	DC99-562	2	3.437
RC-025	2	3.979	DC99-562	2	4.597
RC-025	2	4.55	DC99-563	2	3.078
RC-025	2	3.698	DC99-564	2	3.4
RC-025	2	3.041	DC99-566	2	8.741

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
RC-025	2	5.094	DC99-566	2	5.681
RC-025	2	3.854	DC99-566	2	3.194
RC-025	2	4.021	DC99-567	2	4.68
RC-025	2	3.936	DC99-567	2	4.835
RC-044	2	4.04	DC99-567	2	4.35
RC-045	2	5.758	DC99-567	2	3.855
RC-047	2	3.585	DC99-567	2	4.665
RC-047	2	3.399	DC99-567	2	7.929
RC-047	2	3.305	DC99-567	2	4.9
RC-048	2	4.625	DC99-567	2	19.2
RC-050	2	3.175	DC99-568	2	7.09
RC-050	2	7.818	DC99-568	2	3.045
RC-050	2	5.529	DC99-569	2	3.623
RC-050	2	3.917	DC99-569	2	8.475
RC-050	2	3.981	DC99-569	2	11.175
RC-052	2	3.32	DC99-569	2	5.23
RC-052	2	8.353	DGT05-1017	2	8.339
RC-052	2	6.523	DGT05-1017	2	3.458
RC-085	2	3.155	DGT05-1017	2	8.173
RC-086	2	12.552	DGT05-1017	2	13.531
RC-086	2	8.985	DGT05-1017	2	3.469
RC-087	2	4.561	DGT05-1017	2	10.353
RC-087	2	20.148	DGT05-1017	2	7.841
RC-090	2	8.591	DGT05-1017	2	13.453
RC-090	2	3.463	DGT05-1017	2	7.392
RC-091	2	4.835	DR02-826	2	4.805
RC-091	2	4.63	DR97-342	2	4.634
RC-091	2	10.065	DR97-342	2	6.487
RC-091	2	30	DR97-342	2	6.89
RC-091	2	5.024	DR97-342	2	5.37
RC-091	2	5.11	DR97-342	2	4.091
RC-091	2	3.035	DC01-611	2	3.754
RC-091	2	7.167	DC01-611	2	14.74
RC-091	2	4.149	DC01-611	2	3.302
RC-091	2	3.447	DC02-687	2	3.051
RC-092	2	5.161	DC02-687	2	4.415
RC-093	2	6.808	DC02-687	2	3.294
RC-098	2	3.232	DC02-687	2	3.395
RC-099	2	3.653	DC02-687	2	4.315
RC-105	2	4.125	DC02-687	2	4.062
RC-107	2	3.479	DC02-687	2	4.727
RC-107	2	4.638	DC02-688	2	5.739
RC-111	2	3.353	DC02-688	2	8.172
RC-111	2	5.697	DC02-688	2	8.365
RC-111	2	6.953	DC02-688	2	8.495
RC-112	2	4.716	DC02-688	2	3.11
RC-112	2	3.001	DC02-688	2	3.626
RC-113	2	5.158	DC02-688	2	3.824
RC-113	2	19.577	DC02-688	2	5.817
DC01-585	2	5.51	DC02-688	2	4.611
DC01-585	2	5.123	DC02-688	2	3.81

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC01-585	2	7.176	DC02-688	2	3.056
DC01-587	2	6.884	DC02-688	2	3.718
DC01-587	2	6.966	DC02-689	2	3.048
DC01-587	2	3.46	DC02-689	2	5.078
DC01-588	2	3.927	DC02-689	2	3.517
DC01-588	2	5.85	DC02-689	2	4.384
DC01-589	2	8.584	DC02-689	2	15
DC01-590	2	5.189	DC02-689	2	9.201
DC01-590	2	7.056	DC02-689	2	4.279
DC01-590	2	6.247	DC02-689	2	3.795
DC01-591	2	10.845	DC02-689	2	3.125
DC01-591	2	14.137	DC02-689	2	5.247
DC01-591	2	4.565	DC02-689	2	3.656
DC01-591	2	3.683	DC02-689	2	3.31
DC01-591	2	5.294	DC02-690	2	3.33
DC01-599	2	13.18	DC02-690	2	5.986
DC01-599	2	8.675	DC02-691	2	4.204
DC01-603	2	4.45	DC02-691	2	3.95
DC01-603	2	6.358	DC02-691	2	4.315
DC01-603	2	10.284	DC02-691	2	4.18
DC01-603	2	9.998	DC02-691	2	4.12
DC01-604	2	6.876	DC02-691	2	3.625
DC01-604	2	4.828	DC02-691	2	4.51
DC01-605	2	3.308	DC02-692	2	3.316
DC01-605	2	3.803	DC02-692	2	5.3
DC01-605	2	4.328	DC02-692	2	5.577
DC01-606	2	3.158	DC02-692	2	5.462
DC01-606	2	3.158	DC02-692	2	3.255
DC01-606	2	5.507	DC02-692	2	5.989
DC01-606	2	5.45	DC02-692	2	3.921
DC01-606	2	4.922	DC02-693	2	4.603
DC01-609	2	5.101	DC02-693	2	7.368
DC01-609	2	5.575	DC02-693	2	3.978
DC01-609	2	7.729	DC02-701	2	3.63
DC01-609	2	10.446	DC02-703	2	6.79
DC01-609	2	16.305	DC02-703	2	7.07
DC01-609	2	14.973	DC02-703	2	3.83
DC01-609	2	6.679	DC02-703	2	5.38
DC01-609	2	3.15	DC02-703	2	5.21
DC01-609	2	3.705	DC02-705	2	4.31
DC01-609	2	4.658	DC02-705	2	4.35
DC01-609	2	3.949	DC02-705	2	13.817
DC01-615	2	13.657	DC02-705	2	3.48
DC01-617	2	5.778	DC02-709	2	3.19
DC01-617	2	4.869	DC02-711	2	11.855
DC01-619	2	4.706	DC02-711	2	14.445
DC01-619	2	4.149	DC02-711	2	9.588
DC01-619	2	10.55	DC02-711	2	4.596
DC01-619	2	6.988	DC02-715	2	3.152
DC01-625	2	3.727	DC02-715	2	5.37
DC02-732	2	5.428	DC02-715	2	3.615

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC02-732	2	3.826	DC02-715	2	3.305
DC02-732	2	4.724	DC02-715	2	12.009
DC02-732	2	3.897	DC02-715	2	5.96
DC02-737	2	3.14	DC02-885	2	4.147
DC02-737	2	3.782	DC02-885	2	6.043
DC02-737	2	5.613	DC02-885	2	4.266
DC02-737	2	3.586	DC02-885	2	3.171
DC02-737	2	4.592	DC02-885	2	3.822
DC02-737	2	3.369	DC02-885	2	4.514
DC02-737	2	3.944	DC02-885	2	3.705
DC02-739	2	3.313	DC02-905	2	3.091
DC02-739	2	4.877	DC02-905	2	4.059
DC02-741	2	3.515	DC02-905	2	3.28
DC02-741	2	4.778	DC02-905	2	3.248
DC02-741	2	8.058	DC02-905	2	3.479
DC02-741	2	10.444	DC02-906	2	3.099
DC02-741	2	12.582	DC02-906	2	3.319
DC02-741	2	11.333	DC02-906	2	6.294
DC02-741	2	11.511	DC02-907	2	6.935
DC02-741	2	12.943	DC02-908	2	3.805
DC02-741	2	7.797	DC02-908	2	3.802
DC02-743	2	3.14	DC02-942	2	7.666
DC02-743	2	3.759	DC02-942	2	6.301
DC02-743	2	5.172	DC02-942	2	3.984
DC02-743	2	3.808	DC02-942	2	5.361
DC02-745	2	8.301	DC02-942	2	3.658
DC02-745	2	9.905	DC02-942	2	4.523
DC02-745	2	4.59	DC02-943	2	5.02
DC02-745	2	4.864	DC02-944	2	3.328
DC02-745	2	6.07	DC02-944	2	3.483
DC02-745	2	4.17	DC02-944	2	5.738
DC02-745	2	4.985	DC02-945	2	5.865
DC02-745	2	7.25	DC02-945	2	8.46
DC02-855	2	3.028	DC02-945	2	4.802
DC02-855	2	4.111	DC02-966	2	3.056
DC02-855	2	5.907	DC02-966	2	3.073
DC02-855	2	6.302	DC02-966	2	4.755
DC02-855	2	4.47	DC02-966	2	4.743
DC02-855	2	5.44	DC02-973	2	8.062
DC02-860	2	6.135	DC05-1030	2	3.845
DC02-860	2	4.46	DC05-1030	2	4.75
DC02-860	2	13.097	DC05-1030	2	4.35
DC02-860	2	20	DC05-1030	2	5.225
DC02-860	2	9.27	DC05-1030	2	4.575
DC02-860	2	11.28	DC05-1030	2	3.44
DC02-860	2	19.509	DC05-1030	2	3.77
DC02-862	2	3.05	DC05-1030	2	3.19
DC02-862	2	7.869	DC05-1030	2	5.019
DC02-862	2	3.251	DC05-1074	2	4.373
DC02-862	2	4.158	DC05-1074	2	4.88
DC02-862	2	5.459	DC05-1074	2	7.15

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC02-863	2	3.595	DC05-1074	2	3.99
DC02-864	2	3.822	DC05-1074	2	4.71
DC02-864	2	15.019	DC05-1074	2	3.47
DC02-865	2	3.545	DC05-1074	2	5.55
DC02-866	2	8.456	DC05-1074	2	3.205
DC02-866	2	7.413	DC05-1076	2	5.02
DC02-868	2	4.667	DC05-1076	2	3.8
DC02-868	2	3.346	DC05-1076	2	3.16
DC02-868	2	7.174	DC05-1076	2	4.77
DC02-868	2	3.38	DC05-1076	2	4.13
DC02-870	2	6.196	DC05-1076	2	3.49
DC02-870	2	9.335	DC05-1076	2	5.11
DC02-879	2	3.034	DC05-1076	2	3.235
DC02-879	2	5.694	DC05-1078	2	4.104
DC02-879	2	4.01	DC05-1078	2	8.694
DC02-879	2	3.474	DC05-1078	2	4.943
DC02-910	2	4.178	DC05-1078	2	3.038
DC02-910	2	4.906	DC05-1078	2	3.334
DC02-910	2	5.015	DC05-1078	2	9.923
DC02-910	2	3.142	DC05-1078	2	7.866
DC02-910	2	7.758	DC05-1080	2	6.6
DC02-910	2	6.492	DC05-1080	2	3.131
DC02-910	2	4.972	DC05-1080	2	3.16
DC02-910	2	3.215	DC05-1082	2	5.03
DC02-910	2	6.122	DC05-1082	2	3.139
DC02-910	2	3.441	DC05-1082	2	3.952
DC02-910	2	3.56	DC05-1082	2	4.82
DC02-911	2	6.125	DC05-1082	2	9.538
DC02-911	2	11.754	DC05-1082	2	5.725
DC02-911	2	8.402	DC05-1082	2	4.896
DC02-911	2	5.32	DC05-1082	2	3.866
DC02-911	2	8.264	DC05-1084	2	3.09
DC02-911	2	5.3	DC05-1086	2	4.467
DC02-911	2	6.407	DC05-1086	2	4.94
DC02-911	2	4.983	DC05-1086	2	3.822
DC02-911	2	6.555	DC05-1086	2	4.458
DC02-911	2	4.333	DC05-1086	2	4.267
DC02-912	2	3.126	DC05-1087	2	4.232
DC02-913	2	5.579	DC05-1087	2	3.428
DC02-913	2	5.26	DC05-1087	2	4.958
DC02-913	2	3.404	DC05-1087	2	5.92
DC02-913	2	7.296	DC05-1087	2	6.667
DC02-913	2	8.919	DC05-1087	2	9.348
DC02-913	2	11.203	DC05-1091	2	3.74
DC02-913	2	9.953	DC05-1091	2	3.08
DC02-913	2	7.226	DC05-1091	2	3.36
DC02-913	2	3.546	DC05-1091	2	3.77
DC02-915	2	3.347	DC05-1091	2	3.34
DC02-915	2	5.218	DC05-1091	2	3.62
DC02-915	2	3.745	DC05-1091	2	3.43
DC02-916	2	3.341	DC05-1091	2	3.37

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC02-916	2	3.343	DC05-1094	2	5.105
DC02-916	2	6.762	DC05-1094	2	3.476
DC02-917	2	6.706	DC05-1095	2	3.058
DC02-917	2	5.345	DC05-1095	2	6.059
DC02-917	2	3.124	DC05-1095	2	5.029
DC02-917	2	3.827	DC05-1097	2	4.532
DC02-917	2	3.922	DC05-1097	2	6.159
DC02-960	2	3.226	DC05-1097	2	5.926
DC02-962	2	3.607	DC05-1097	2	8.304
DC02-965	2	6.513	DC05-1097	2	11.34
DC02-965	2	4.639	DC05-1097	2	7.33
DC02-967	2	4.346	DC05-1097	2	6.521
DC05-1015	2	3.18	DC05-1097	2	5.554
DC05-1015	2	9.925	DC05-1097	2	7.761
DC05-1015	2	13.205	DC05-1097	2	8.464
DC05-1015	2	13.131	DC96-238	2	3.34
DC05-1015	2	3.214	DC96-238	2	4.54
DC05-1015	2	3.721	DC96-238	2	3.76
DC05-1015	2	3.129	DC96-238	2	4.59
DC05-1015	2	3.079	DC96-242	2	4.156
DC05-1016	2	3.97	DC96-242	2	4.433
DC05-1016	2	5.6	DC96-259	2	3.954
DC05-1016	2	10.3	DC96-259	2	6.306
DC05-1016	2	6	DC96-267	2	10.7
DC05-1016	2	3.8	DC96-267	2	4.52
DC05-1016	2	3.518	DC96-267	2	4.286
DC05-1016	2	3.914	DC96-267	2	7.75
DC05-1016	2	5.47	DC96-270B	2	5.69
DC05-1016	2	4.97	DC96-270B	2	7.05
DC05-1016	2	5.09	DC96-270B	2	7.3
DC05-1016	2	3.74	DC96-270B	2	7.98
DC05-1016	2	5.17	DC96-270B	2	3.66
DC05-1053	2	3.574	DC96-270B	2	3.13
DC05-1053	2	10.307	DC96-274	2	3.178
DC05-1053	2	7.401	DC96-288	2	3.588
DC05-1053	2	4.445	DC96-288	2	4.6
DC05-1053	2	11.498	DC97-397	2	3.186
DC05-1053	2	12.022	DC97-397	2	5.774
DC05-1053	2	6.94	DC97-397	2	15
DC05-1053	2	5.542	DC97-397	2	14.6
DC05-1053	2	9.439	DC97-397	2	14.8
DC05-1053	2	15.403	DC97-397	2	15
DC05-1053	2	11.677	DC97-397	2	11.3
DC05-1053	2	8.723	DC97-397	2	14.8
DC05-1053	2	10.35	DC97-397	2	8.318
DC05-1053	2	6.965	DC97-398	2	5.62
DC05-1053	2	4.837	DC97-398	2	4.4
DC05-1053	2	4.947	DC97-398	2	5.51
DC05-1053	2	7.263	DC97-410	2	5.55
DC05-1053	2	8.899	DC97-410	2	3.17
DC05-1053	2	3.297	DC97-419	2	3.11

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC05-1053	2	4.416	DC97-419	2	5.11
DC05-1053	2	3.669	DC97-419	2	3.5
DC05-1053	2	4.251	DC97-419	2	6.4
DC05-1053	2	3.113	DC97-419	2	4.66
DC05-1053	2	5.865	DC97-434	2	3.77
DC05-1053	2	9.635	DC97-434	2	4.675
DC05-1053	2	16.62	DC97-434	2	4.83
DC05-1053	2	3.576	DC97-434	2	10.2
DC05-1053	2	5.905	DC97-434	2	3.8
DC05-1053	2	5.166	DC97-434	2	5.43
DC05-1054	2	7.604	DC97-434	2	5.99
DC05-1054	2	4.695	DC97-434	2	3.17
DC05-1054	2	7.876	DC97-434	2	3.36
DC05-1054	2	3.731	DC97-434	2	3.04
DC05-1054	2	3.115	DC98-451	2	4.678
DC05-1054	2	3.973	DC98-451	2	3.763
DC05-1054	2	9.003	DC98-451	2	3.217
DC05-1054	2	7.696	DC98-510	2	3.68
DC05-1054	2	6.227	DC98-510	2	3.113
DC05-1054	2	7.97	DC98-510	2	6.486
DC05-1054	2	7.694	DC98-510	2	3.28
DC05-1054	2	5.635	DC98-516	2	3.925
DC05-1054	2	3.864	DC98-516	2	3.172
DC05-1054	2	3.036	DC98-523	2	15
DC05-1054	2	5.139	DC98-523	2	15
DC05-1054	2	6.236	DC99-551	2	3.96
DC05-1054	2	4.83	DC99-556	2	3.93
DC05-1054	2	3.34	DC99-556	2	3.23
DC05-1054	2	5.638	DC99-556	2	3.625
DC05-1054	2	4.191	DC99-556	2	4.52
DC05-1055	2	3.026	DC99-556	2	4.39
DC05-1055	2	3.001	DC99-556	2	3.255
DC05-1055	2	4.081	DC99-556	2	3.045
DC05-1055	2	3.004	DC99-556	2	3.14
DC05-1055	2	3.201	DC99-557	2	5.15
DC05-1055	2	3.781	DC99-557	2	3.327
DC05-1055	2	3.784	DC99-563	2	4.25
DC05-1055	2	4.858	DC99-563	2	9.6
DC05-1055	2	4.294	DC99-563	2	8.8
DC05-1055	2	3.728	DC99-563	2	15
DC05-1055	2	3.237	DC99-563	2	7.15
DC05-1055	2	3.579	DC99-563	2	3.37
DC05-1055	2	4.863	DGT04-1010	2	3.24
DC05-1055	2	4.246	DR02-643	2	3.401
DC05-1055	2	5.551	DR02-643	2	4.491
DC05-1055	2	5.025	DR02-643	2	3.786
DC05-1055	2	3.13	DR02-643	2	3.869
DC05-1055	2	9.818	DR02-644	2	3.218
DC05-1056	2	4.712	DR02-644	2	4.443
DC05-1056	2	3.696	DR02-644	2	4.549
DC05-1056	2	3.272	DR02-644	2	3.119

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC05-1056	2	3.678	DR02-644	2	3.713
DC05-1064	2	7.74	DR02-644	2	4.136
DC05-1064	2	7.487	DR02-645	2	3.591
DC05-1064	2	6.07	DR02-647	2	4.067
DC05-1066	2	5.402	DR02-647	2	3.981
DC05-1066	2	3.262	DR02-648	2	3.526
DC05-1066	2	4.865	DR02-648	2	6.35
DC05-1066	2	4.532	DR02-772	0.4	3.67
DC97-430	2	4.92	DR02-775	2	3.948
DC97-430	2	3.11	DR02-775	2	3.27
DC97-430	2	8.5	DR02-791	2	3.894
DC97-430	2	5.12	DR02-791	2	5.477
DC97-432	2	5.153	DR02-792	2	4.362
DC97-432	2	20	DR02-792	2	3.356
DC98-502	2	11.8	DR02-820	2	6.031
DC98-502	2	10.1	DR02-820	2	4.246
DC98-518	2	6.769	DR02-820	2	4.935
DC98-518	2	8.4	DR02-820	2	8.873
DC98-518	2	14.2	DR02-820	2	4.568
DC98-522	2	3.278	DR02-820	2	6.213
DC98-522	2	3.2	DR02-820	2	5.318
DC98-539	2	3.803	DR02-820	2	6.37
DC99-555	2	11	DR02-845	2	4.376
DC99-555	2	20	DR02-845	2	5.302
DC99-555	2	18.444	DR02-845	2	3.218
DC99-555	2	6.18	DR02-847	2	5.117
DC99-555	2	3.862	DR02-847	2	7.331
DC99-555	2	17.127	DR02-847	2	6.387
DC99-555	2	19.565	DR02-847	2	6.375
DC99-565	2	5.914	DR02-848	1.6	4.303
DC99-565	2	5.334	DR97-341	2	3.793
DC99-565	2	3.695	DR97-341	2	3.744
DC99-565	2	3.431	LT98-54184	2	9.34
DC99-565	2	4.023	LT98-54184	2	9.34
DC99-565	2	4.075	LT98-54184	2	5.73
DC99-565	2	7.378	LT98-54184	2	3.98
DC99-565	2	9.828	LT98-54264	2	5.01
DC99-565	2	9.094	AT98-1-5	2	4.5
DC99-565	2	20	DC01-611	2	14.535
DC99-567	2	6.75	DC01-611	2	29.6
DC99-567	2	5.895	DC02-687	2	3.92
DC99-567	2	3.87	DC02-687	2	3.075
DC99-567	2	4.355	DC02-687	2	5.562
DC99-567	2	3.675	DC02-687	2	4.503
DC99-570	2	3.07	DC02-687	2	3.786
DC99-570	2	3.07	DC02-687	2	3.791
DC99-570	2	3.07	DC02-687	2	3.703
DC99-570	2	3.51	DC02-687	2	3.903
DC99-570	2	3.97	DC02-687	2	5.515
DC99-570	2	3.55	DC02-687	2	4.959
DC99-573	2	3.293	DC02-689	2	3.909

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC99-573	2	7.61	DC02-703	2	3.01
DC99-573	2	4.285	DC02-709	2	3.85
DC99-573	2	4.874	DC02-711	2	5.56
DC99-573	2	9.814	DC02-715	2	5.131
DC99-573	2	8.815	DC02-715	2	3.499
DC99-573	2	8.29	DC02-715	2	3.979
DC99-573	2	4.981	DC02-715	2	4.06
DC99-573	2	3.058	DC02-715	2	18.634
DC99-573	2	6.171	DC02-715	2	5.716
DC99-573	2	3.081	DC02-723	2	30
DC99-573	2	10.658	DC02-723	2	30
DC99-573	2	14.39	DC02-723	2	18.649
DC99-573	2	3.99	DC02-723	2	9.468
DC99-573	2	5.202	DC02-723	2	9.323
DC99-573	2	6.193	DC02-723	2	6.437
DC99-574	2	3.25	DC02-723	2	3.581
DC99-574	2	4	DC02-723	2	15.156
DC99-574	2	3.54	DC02-727	2	4.773
DC99-574	2	5.594	DC02-727	2	3.002
DC99-574	2	4.75	DC02-727	2	8.827
DC99-574	2	3.19	DC02-727	2	12.655
DR02-633	2	3.308	DC02-727	2	5.51
DC01-585	2	6.552	DC02-727	2	9.954
DC01-590	2	4.086	DC02-748	2	3.797
DC01-590	2	5.7	DC02-748	2	3.613
DC01-591	2	3.648	DC02-748	2	5.363
DC01-599	2	11.27	DC02-749	2	5.23
DC01-605	2	12.653	DC02-749	2	14.846
DC01-605	2	4.558	DC02-749	2	4.39
DC01-605	2	3.009	DC02-749	2	4.321
DC01-607	2	9.895	DC02-749	2	4.5
DC02-737	2	4.967	DC02-749	2	12.027
DC02-737	2	5.307	DC02-749	2	5.321
DC02-875	2	3.044	DC02-749	2	3.551
DC02-875	2	3.935	DC02-854	2	16.858
DC02-910	2	3.207	DC02-854	2	11.234
DC02-913	2	3.883	DC02-854	2	4.135
DC05-1015	2	3.366	DC02-854	2	4.51
DC05-1015	2	3.042	DC02-854	2	3.27
DC05-1015	2	3.036	DC02-856	2	19.849
DC05-1015	2	4.774	DC02-856	2	25.231
DC05-1015	2	3.474	DC02-856	2	23.81
DC05-1015	2	5.702	DC02-858	2	3.013
DC05-1015	2	9.722	DC02-858	2	6.76
DC05-1015	2	12.673	DC02-858	2	3.355
DC05-1015	2	7.784	DC02-903	2	4.146
DC05-1016	1.1	3.44	DC02-903	2	4.162
DC05-1053	2	9.432	DC02-908	2	6.227
DC05-1053	2	15.488	DC02-908	2	7.656
DC05-1053	2	4.979	DC02-908	2	9.06
DC05-1053	2	9.686	DC02-908	2	11.205

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC05-1055	2	3.216	DC02-908	2	12.33
DC05-1055	2	4.061	DC02-921	2	8.454
DC05-1055	2	3.828	DC02-921	2	13.133
DC05-1056	2	5.38	DC02-923	2	11.821
DC97-430	2	7.59	DC02-923	2	10.972
DC97-430	2	20	DC02-925	2	3.845
DC97-430	2	4.27	DC02-925	2	3.183
DC97-430	2	3.08	DC02-941	2	3.995
DC99-555	2	11	DC02-941	2	11.139
DC99-555	2	16.35	DC02-941	2	16.663
DC99-555	2	17.65	DC02-941	2	9.922
DC99-555	2	15.6	DC02-941	2	5.431
DC99-555	2	12.45	DC02-941	2	11.07
DC99-555	2	12.48	DC02-941	2	4.01
DC99-555	2	20	DC02-941	2	4.28
DC99-555	2	20	DC02-941	2	18.361
DC99-565	2	3.649	DC02-941	2	5.085
DC99-565	2	6.128	DC02-941	2	6.69
DC99-565	2	5.894	DC02-941	2	9.603
DC99-567	2	3.295	DC02-941	2	6.228
DC02-674	2	3.267	DC02-941	2	13.779
DC02-674	2	3.931	DC02-941	2	7.015
DC02-698	2	5.215	DC02-941	2	9.218
DC02-712	1.2	7.16	DC02-941	2	6.496
DC02-720	2	3.184	DC02-942	2	13.205
DC05-1025	2	3.447	DC02-942	2	4.667
DC05-1027	2	3.465	DC02-944	2	4.623
DC05-1028	2	3.716	DC02-944	2	4.215
DC05-1028	2	5.561	DC05-1065	2	14.644
DC05-1028	2	3.677	DC05-1065	2	5.258
DC05-1028	2	5.261	DC05-1065	2	10.848
DC05-1029	2	3.56	DC05-1065	2	5.333
DC05-1029	2	10.15	DC05-1074	2	3.03
DC05-1029	2	9.89	DC05-1081	2	4.619
DC05-1029	2	7.22	DC05-1081	2	7.821
DC05-1029	2	6.21	DC05-1081	2	4.537
DC05-1029	2	5.234	DC05-1081	2	16.149
DC05-1029	2	5.05	DC05-1081	2	12.656
DC05-1031	2	4.28	DC05-1081	2	3.774
DC05-1031	2	13.33	DC05-1081	2	10.337
DC05-1031	2	30	DC05-1081	2	26.535
DC05-1031	2	8.601	DC05-1081	2	30
DC05-1031	2	9.488	DC05-1081	2	9.887
DC05-1032	2	3.598	DC05-1081	2	5.292
DC05-1032	2	8.045	DC05-1081	2	3.754
DC05-1032	2	4.488	DC05-1081	2	13.345
DC05-1033	2	3.349	DC05-1081	2	10.728
DC05-1033	2	9.408	DC05-1087	2	3.107
DC05-1033	2	9.76	DC05-1087	2	7.018
DC05-1033	2	9.1	DC05-1087	2	3.298
DC05-1033	2	9.8	DC05-1089	2	8.361

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC05-1033	2	3.13	DC05-1089	2	7.123
DC05-1033	2	3.5	DC05-1089	2	7.508
DC05-1033	2	7.53	DC05-1089	2	6.838
DC05-1035	2	4.359	DC05-1091	2	5.05
DC05-1035	2	4.544	DC05-1094	2	3.752
DC05-1035	2	3.137	DC05-1094	2	3.422
DC05-1035	2	9.49	DC05-1094	2	4.434
DC05-1035	2	8.529	DC05-1094	2	4.327
DC05-1035	2	25.3	DC05-1094	2	15.125
DC05-1035	2	4.336	DC05-1094	2	18.266
DC05-1035	2	10.829	DC05-1094	2	16.55
DC05-1035	2	8.729	DC05-1094	2	5.191
DC05-1036	2	3.625	DC05-1094	2	4.482
DC05-1048	2	4.365	DC05-1094	2	3.735
DC05-1048	0.1	5.55	DC05-1094	2	3.27
DC05-1068	2	4.81	DC05-1094	2	3.835
DC05-1068	2	3.661	DC05-1095	2	8.54
DC05-1068	2	3	DC05-1095	2	6.241
DC05-1068	2	4.37	DC05-1095	2	4.056
DC05-1072	2	9.404	DC05-1096	2	4.036
DC05-1072	2	9.091	DC05-1096	2	11.302
DC05-1088	2	5.013	DC05-1096	2	7.69
DC05-1090	2	6.324	DC05-1096	2	3.326
DC05-1098	2	9.335	DC05-1096	1	4.08
DC05-1098	2	22.298	DC05-1097	2	9.319
DC05-1098	2	5.473	DC96-204	2	3.89
DC05-1099	2	3.16	DC96-211	2	4.777
DC05-1099	2	6.855	DC96-232	2	5.464
DC05-1099	2	4.043	DC96-232	2	6.87
DC05-1099	2	3.13	DC96-232	2	3.368
DC05-1099	2	3.965	DC96-259	2	4.394
DC05-1100	2	3.495	DC96-259	2	7.916
DC05-1100	2	9.025	DC96-273	2	4.376
DC05-1101	2	4.346	DC96-273	2	3.092
DC05-1101	2	6.002	DC96-273	2	7.74
DC05-1101	2	5.996	DC96-273	2	9.364
DC05-1101	2	6.237	DC96-274	1	4.38
DC05-1101	2	10.373	DC96-275	2	6.424
DC05-1101	2	12.96	DC96-275	2	5.091
DC05-1102	2	5	DC96-275	2	4.31
DC05-1102	2	4.69	DC96-275	2	10.535
DC05-1102	2	12.75	DC96-275	2	9.552
DC05-1102	2	13.45	DC96-275	2	4.831
DC05-1102	2	16.5	DC96-275	2	4.03
DC05-1102	2	5.23	DC96-278	2	11.976
DC05-1102	2	3.69	DC96-278	2	5.466
DC05-1102	2	4.21	DC96-278	2	6.41
DC05-1102	2	4.55	DC96-278	2	3.053
DC05-1102	2	11.55	DC96-278	2	3.813
DC05-1102	2	7.51	DC96-278	2	4.298
DC05-1102	2	12.35	DC96-278	2	3.419

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC05-1102	2	3.25	DC96-281	2	3.15
DC05-1102	2	3.16	DC96-283	2	3.31
DC05-1102	2	3.843	DC96-283	2	11.151
DC05-1102	2	3.78	DC96-283	2	3.95
DC05-1102	2	9.23	DC96-287	2	10.142
DC05-1103	2	3.29	DC96-287	2	6.448
DC05-1103	2	5.71	DC96-288	2	3.039
DC05-1103	2	5.71	DC96-288	2	5.173
DC05-1103	2	5.29	DC96-288	2	4.793
DC05-1103	2	4.44	DC96-293	2	3.194
DC05-1103	2	4.457	DC96-293	2	6.114
DC05-1103	2	8.38	DC97-395	2	18.072
DC05-1103	2	3.47	DC97-395	2	11.551
DC05-1103	2	5.26	DC97-395	2	3.057
DC05-1104	2	4.338	DC97-395	2	3.748
DC05-1104	2	4.866	DC97-395	2	4.024
DC05-1104	2	3.731	DC97-397	2	22.5
DC05-1104	2	8.178	DC97-397	2	3.32
DC05-1104	2	4.174	DC97-410	2	4.73
DC05-1104	2	11.712	DC97-410	2	6.22
DC05-1104	2	14.05	DC97-435	2	3.1
DC05-1104	2	4.478	DC97-435	2	3.45
DC95-162	2	6.217	DC98-452	2	12.977
DC95-162	2	7.624	DC98-452	1.8	6.164
DC95-162	2	4.586	DC99-569	2	8.8
DC95-162	2	5.672	DCR96-315	2	4.677
DC95-162	2	13.868	DCR96-315	2	5.431
DC95-162	2	12.012	DCR96-315	2	3.769
DC95-162	2	3.138	DCR96-331	2	3.099
DC95-168	2	4.409	DGT04-1010	2	7.438
DC95-168	2	5.64	DR02-639	2	16.106
DC95-168	2	10.627	DR02-639	2	4.061
DC95-169	2	8.348	DR02-644	2	4.622
DC95-169	2	5.562	DR02-644	2	4.223
DC95-169	2	8.012	DR02-668	2	6.164
DC95-169	2	11.544	DR02-668	2	10.036
DC95-169	2	5.222	DR02-752	2	15.547
DC95-169	2	10.038	DR02-752	2	23.667
DC95-169	2	8.308	DR02-752	2	5.071
DC95-169	2	13.534	DR02-752	2	4.873
DC95-169	2	11.536	DR02-752	2	4.349
DC95-169	2	4.424	DR02-775	2	4.49
DC95-169	2	3.136	DR02-790	2	4.957
DC95-175	2	3.94	DR02-790	2	6.488
DC95-175	2	6.66	DR02-792	2	7.079
DC95-175	2	4.333	DR02-792	2	4.752
DC95-175	2	11.438	DR02-792	2	4.002
DC95-178	2	5.008	DR02-792	2	3.859
DC95-178	2	7.727	DR02-792	2	3.063
DC95-178	2	4.494	DR02-792	2	3.571
DC95-178	2	10.202	DR02-792	2	3.762

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC95-178	2	3.323	DR02-792	2	3.977
DC95-178	2	4.592	DR02-792	2	3.307
DC95-178	2	3.114	DR02-805	2	5.867
DC95-180	2	24.053	DR02-806	2	6.315
DC95-180	2	8.755	DR02-806	2	4.357
DC95-180	2	8.06	DR02-806	2	6.219
DC95-188	2	3.946	DR02-806	2	3.999
DC95-188	2	13.284	DR02-807	2	10.951
DC95-191	2	20.571	DR02-816	2	8.697
DC95-191	2	3.02	DR02-816	2	9.882
DC96-194	2	5.957	DR02-816	2	3.486
DC96-194	2	5.102	DR02-816	1.4	5.15
DC96-194	2	6.76	DR02-820	2	3.843
DC96-194	2	3.907	DR02-820	2	3.449
DC96-194	2	4.2	DR02-820	2	3.232
DC96-194	2	7.374	DR02-820	2	3.312
DC96-194	2	3.683	DR97-335	2	5.06
DC96-194	2	5.097	DR97-335	2	4.145
DC96-194	2	9.45	DR97-336	2	10.634
DC96-194	2	8.608	DR97-336	2	3.51
DC96-194	2	6.269	DR97-337	1.3	3.15
DC96-194	2	5.283	DR97-337	1.7	3.857
DC96-194	2	5.75	DR97-340	2	5.97
DC96-194	2	7.388	DR97-340	2	4.95
DC96-194	2	10.938	DR97-340	2	5.697
DC96-194	2	5.239	DR97-345	2	7.889
DC96-195	2	6.5	DR97-345	2	14.236
DC96-195	2	3.06	DR97-345	2	14.787
DC96-195	2	15.3	DR97-379	2	3.38
DC96-195	2	5.95	DR97-379	2	3.564
DC96-195	2	3.74	DR97-379	2	3.74
DC96-195	0.2	3.74	DR97-379	2	3.591
DC96-197	2	7.3	DR97-379	2	7.061
DC96-197	2	3.58	DR97-379	2	5.594
DC96-197	2	3.44	DR97-382	2	3.228
DC96-197	2	7.101	DR97-382	2	8.143
DC96-197	2	8.805	LT98-54184	2	4.59
DC96-197	2	4.598	LT98-54264	2	3.21
DC96-197	2	3.21	LT98-54264	2	3.34
DC96-197	1.2	6.35	LT98-55B-3	2	4
DC96-198	2	4.61	LT98-55B-4	2	4.32
DC96-198	2	5.295	LT98-55B-4	2	10.2
DC96-198	2	15.952	LT98-55B-4	2	5.84
DC96-198	2	7.82	LT98-55B28	2	6.45
DC96-198	2	13.193	LT98-55B28	2	5.99
DC96-198	2	11.763	LT98-55B28	2	3.72
DC96-198	2	4.03	AT99-2-1	2	12.4
DC96-198	2	15.188	AT99-2-1	2	7.9
DC96-198	2	9.393	AT99-2-1	2	7.9
DC96-198	1.2	12.1	AT99-2-2	2	7.9
DC96-199	2	5.02	AT99-2-2	2	3.41

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-200	2	4.844	AT99-2-2	2	14.5
DC96-200	2	3.183	AT99-2-2	2	3.18
DC96-205	2	4.255	DC01-590	2	4.123
DC96-207	2	3.088	DC01-590	2	3.283
DC96-207	2	3.042	DC01-601	2	7.26
DC96-207	2	5.552	DC01-601	2	4.742
DC96-207	2	5.966	DC01-601	2	5.84
DC96-207	2	4.284	DC01-601	2	5.185
DC96-208	2	3.397	DC01-601	2	3.786
DC96-209	2	3.279	DC01-601	2	6.871
DC96-209	2	16.012	DC01-601	2	4.386
DC96-209	2	8.881	DC01-601	2	5.096
DC96-209	2	3.771	DC01-604	2	3.825
DC96-211	2	4.043	DC01-604	2	5.239
DC96-211	2	4.65	DC01-606	2	3.166
DC96-211	2	7.1	DC01-610	2	4.063
DC96-211	2	12.1	DC01-610	2	4.962
DC96-211	2	6.87	DC01-610	2	4.639
DC96-211	2	4.545	DC01-610	2	6.616
DC96-213	2	5.566	DC01-610	2	3.902
DC96-213	2	8.09	DC01-610	2	3.869
DC96-213	2	6.359	DC01-612	2	3.904
DC96-215	2	8.75	DC01-612	2	4.097
DC96-215	2	3.87	DC01-612	2	10.963
DC96-215	2	3.73	DC01-612	2	5.696
DC96-216	2	5.78	DC01-612	2	5.71
DC96-216	2	5.85	DC01-612	2	3.549
DC96-216	2	5.09	DC01-612	2	6
DC96-217	2	4.49	DC01-612	2	7.362
DC96-218	2	9.1	DC01-612	2	5.871
DC96-218	2	3.55	DC01-612	2	3.217
DC96-218	2	4.11	DC01-612	2	9.375
DC96-219	2	11.126	DC01-612	2	4.092
DC96-219	2	4.946	DC01-614	2	3.082
DC96-219	2	5.078	DC01-614	2	8.014
DC96-219	2	3.868	DC01-618	2	3.79
DC96-219	2	10.944	DC01-618	2	7.757
DC96-219	2	4.494	DC01-618	2	8.233
DC96-219	2	6.282	DC01-618	2	3.995
DC96-219	2	3.828	DC01-620	2	4.411
DC96-219	2	15.3	DC01-620	2	7.708
DC96-220	2	4.97	DC01-620	2	9.117
DC96-221	2	3.655	DC01-620	2	10.249
DC96-221	2	3.438	DC01-620	2	4.003
DC96-223	2	3.996	DC01-620	2	6.599
DC96-223	2	8.667	DC01-620	2	4.353
DC96-223	2	3.393	DC01-620	2	4.161
DC96-223	2	4.225	DC02-729	2	6.228
DC96-223	2	3.763	DC02-730	2	4.032
DC96-224	2	7.6	DC02-730	2	6.495
DC96-224	2	4.05	DC02-730	2	3.792

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-224	2	6.45	DC02-730	2	3.737
DC96-224	2	11.1	DC02-730	2	5.1
DC96-224	2	6.223	DC02-731	2	6.024
DC96-224	2	12.733	DC02-731	2	5.384
DC96-224	2	5.31	DC02-731	2	3.814
DC96-224	2	3.51	DC02-732	2	3.336
DC96-224	2	6.55	DC02-732	2	3.988
DC96-224	2	3.715	DC02-732	2	4.517
DC96-228	2	18.35	DC02-733	2	4.297
DC96-228	2	17.625	DC02-733	2	3.31
DC96-228	2	6.625	DC02-733	2	6.772
DC96-228	2	7	DC02-733	2	3.662
DC96-228	2	5.07	DC02-733	2	6.684
DC96-228	2	4.195	DC02-734	2	10
DC96-228	2	3.78	DC02-734	2	4.368
DC96-228	2	4.626	DC02-734	2	6.362
DC96-228	2	4.63	DC02-734	2	7.882
DC96-229	2	3.154	DC02-734	2	4.452
DC96-230	2	4.91	DC02-734	2	3.801
DC96-230	2	3.592	DC02-735	2	3.674
DC96-230	2	5.1	DC02-735	2	5.7
DC96-230	2	3.97	DC02-736	2	4.231
DC96-232	2	8.595	DC02-736	2	5.46
DC96-232	2	3.952	DC02-736	2	5.828
DC96-232	2	3.036	DC02-736	2	3.645
DC96-232	2	7.976	DC02-738	2	3.251
DC96-232	2	12.8	DC02-738	2	6.242
DC96-232	2	9.56	DC02-739	2	3.268
DC96-232	2	3.136	DC02-740	2	4.364
DC96-232	2	4.326	DC02-740	2	7.861
DC96-232	2	9.62	DC02-740	2	3.977
DC96-232	2	8.186	DC02-740	2	17.335
DC96-232	2	3.768	DC02-740	2	15.418
DC96-232	2	5.678	DC02-740	2	8.761
DC96-232	2	5.444	DC02-740	2	3.425
DC96-233	2	3.46	DC02-741	2	3.81
DC96-234	2	3.198	DC02-742	2	3.94
DC96-234	2	5.851	DC02-742	2	3.87
DC96-234	2	3.227	DC02-742	2	3.037
DC96-234	2	4.893	DC02-742	2	3.51
DC96-234	2	3.282	DC02-743	2	3.167
DC96-234	2	4.598	DC02-743	2	3.452
DC96-234	2	6.1	DC02-743	2	3.672
DC96-234	2	7.795	DC02-743	2	6.589
DC96-234	2	6.019	DC02-743	2	6.991
DC96-234	2	4.991	DC02-743	2	5.066
DC96-234	2	3.788	DC02-743	2	4.514
DC96-234	2	5.575	DC02-743	2	11.007
DC96-234	2	3.705	DC02-744	2	4.3
DC96-236	2	5.641	DC02-744	2	5.332
DC96-236	2	3.766	DC02-744	2	3.109

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-236	2	6.844	DC02-744	2	4.391
DC96-236	2	4.62	DC02-744	2	4.687
DC96-236	2	6.592	DC02-744	2	3.153
DC96-236	2	3.75	DC02-744	2	4.585
DC96-237	2	5.2	DC02-744	2	4.157
DC96-237	2	9.366	DC02-744	2	6.723
DC96-237	2	4.82	DC02-744	2	18.52
DC96-237	2	3.764	DC02-744	2	20
DC96-240	2	7.465	DC02-744	2	6.256
DC96-240	2	12.513	DC02-744	2	7.152
DC96-241	2	4.325	DC02-744	2	3.927
DC96-241	2	12.32	DC02-744	2	6.404
DC96-241	2	4.157	DC02-744	2	5.879
DC96-243	2	3.197	DC02-744	2	3.845
DC96-243	2	15.505	DC02-851	2	12.514
DC96-243	2	19.05	DC02-851	2	3.01
DC96-243	2	4.786	DC02-851	2	6.29
DC96-245	2	8.092	DC02-851	2	8.397
DC96-245	2	5.22	DC02-851	2	5.574
DC96-245	2	17.655	DC02-855	2	4.578
DC96-247	2	3.51	DC02-855	2	9.711
DC96-247	2	7.998	DC02-855	2	15.809
DC96-247	2	13.9	DC02-855	2	11.171
DC96-248	2	14.1	DC02-855	2	4.195
DC96-249	2	3.455	DC02-855	2	5.913
DC96-258	2	11.575	DC02-855	2	8.486
DC96-258	2	7.337	DC02-855	2	3.429
DC96-258	2	10.525	DC02-855	2	6.855
DC96-259	2	6.246	DC02-855	2	3.379
DC96-259	2	3.943	DC02-855	2	5.765
DC96-262	2	4.78	DC02-855	2	8.864
DC96-262	2	30	DC02-855	2	5.695
DC96-262	2	30	DC02-855	2	8.993
DC96-262	2	4.608	DC02-855	2	4.215
DC96-262	2	4.165	DC02-855	2	3.168
DC96-262	2	4.39	DC02-855	2	5.185
DC96-265	2	5.936	DC02-855	2	3.198
DC96-265	2	4.664	DC02-855	2	5.442
DC96-265	2	3.89	DC02-855	2	5.69
DC96-265	2	4.733	DC02-855	2	5.33
DC96-266	2	14.229	DC02-864	2	4.669
DC96-266	2	7.001	DC02-864	2	8.165
DC96-266	2	5.86	DC02-864	2	4.37
DC96-266	2	3.436	DC02-864	2	3.905
DC96-266	2	8.799	DC02-864	2	5.223
DC96-266	2	7.97	DC02-864	2	3.597
DC96-266	2	7.47	DC02-864	2	5.134
DC96-266	2	4.775	DC02-864	2	3.554
DC96-271	2	3.289	DC02-864	2	3.58
DC96-271	2	7.122	DC02-870	2	3.13
DC96-271	2	3.624	DC02-870	2	4.86

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC96-271	2	3.275	DC02-870	2	5.448
DC96-271	2	4.504	DC02-870	2	3.434
DC96-271	2	3.596	DC02-875	2	5.052
DC96-272	2	6.8	DC02-875	2	5.469
DC96-274	2	6.492	DC02-875	2	4.412
DC96-278	2	6.976	DC02-875	2	4.593
DC96-278	2	6.696	DC02-875	2	4.312
DC96-278	2	15.37	DC02-875	2	5.504
DC96-278	2	11.905	DC02-875	2	6.705
DC96-278	2	3.566	DC02-875	2	7.219
DC96-278	2	3.188	DC02-875	2	8.884
DC96-279	2	5.58	DC02-875	2	5.749
DC96-279	2	3.837	DC02-875	2	3.154
DC96-279	2	3.867	DC02-877	2	3.163
DC96-279	2	7.069	DC02-877	2	5.321
DC96-282	2	16.475	DC02-879	2	5.593
DC96-282	2	25.6	DC02-879	2	4.909
DC96-282	2	20.6	DC02-879	2	4.379
DC96-282	2	20.45	DC02-879	2	3.96
DC96-282	2	25.5	DC02-879	2	3.544
DC96-282	2	13.445	DC02-879	2	3.657
DC96-289	2	15.352	DC02-886	2	4.054
DC96-289	2	18.008	DC02-887	2	4.836
DC96-291	2	3.085	DC02-887	2	20
DC96-291	2	5.82	DC02-887	2	8.88
DC96-291	2	3.515	DC02-887	2	11.903
DC96-291	2	3.455	DC02-887	2	20
DC96-292	2	3.03	DC02-887	2	3.734
DC96-292	2	5.37	DC02-888	2	3.205
DC96-292	2	3.52	DC02-888	2	6.576
DC96-292	2	4.95	DC02-888	2	4.199
DC96-293	2	12.8	DC02-888	2	5.021
DC96-293	2	4.07	DC02-888	2	3.303
DC96-293	2	29	DC02-888	2	4.9
DC96-293	2	9.33	DC02-889	2	3.793
DC96-293	2	5.09	DC02-890	2	3.699
DC96-293	2	6.42	DC02-890	2	3.861
DC96-293	2	4.8	DC02-890	2	5.44
DC96-293	2	3	DC02-890	2	3.861
DC96-296	2	4.19	DC02-890	2	6.416
DC96-296	2	3.29	DC02-891	2	4.719
DC96-296	2	4.411	DC02-891	2	8.796
DC96-296	2	8.79	DC02-891	2	10.355
DC96-300	2	3.135	DC02-891	2	3.13
DC96-303	2	3.85	DC02-892	2	4.28
DC96-304B	2	6.34	DC02-892	2	7.991
DC96-304B	2	18.896	DC02-892	2	3.72
DC97-408	2	4.4	DC02-892	2	3.17
DC97-412	2	11.33	DC02-892	2	5.146
DC97-412	2	11.84	DC02-892	2	7.703
DC97-412	2	3.04	DC02-893	2	3.295

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC97-412	2	5.345	DC02-893	2	4.13
DC97-412	2	5.135	DC02-893	2	3.325
DC97-414	2	9.91	DC02-894	2	3.9
DC97-414	2	9.96	DC02-894	2	4.208
DC97-415	2	10.218	DC02-894	2	9.806
DC97-416	2	10.42	DC02-895	2	3.46
DC97-417	2	3.4	DC02-895	2	6.382
DC97-417	2	7.49	DC02-898	2	3.623
DC97-417	2	10	DC02-899	2	4.425
DC97-417	2	30	DC02-899	2	4.774
DC97-417	2	3.26	DC02-910	2	3.048
DC97-417	2	6.59	DC02-910	2	8.779
DC97-417	2	5.93	DC02-911	2	7.227
DC97-417	2	8.63	DC02-911	2	14.592
DC97-417	2	5.09	DC02-911	2	3.798
DC97-418	2	3.08	DC02-911	2	3.156
DC97-418	2	15.9	DC02-911	2	5.542
DC97-418	2	6.7	DC02-911	2	5.878
DC97-419	2	6.67	DC02-913	2	4.572
DC97-419	2	27.5	DC02-913	2	3.159
DC97-419	2	8.08	DC02-913	2	5.144
DC97-419	2	4.41	DC02-913	2	6.547
DC97-419	2	3.43	DC02-913	2	4.55
DC97-419	2	5.54	DC02-913	2	4.894
DC97-419	2	7.87	DC02-913	2	8.211
DC97-419	2	3.88	DC02-913	2	7.533
DC97-419	2	27.2	DC02-913	2	3.026
DC97-419	2	8.38	DC02-914	2	3.195
DC97-419	2	5.03	DC02-914	2	3.361
DC97-420	2	6.03	DC02-914	2	3.025
DC97-420	2	27.6	DC02-914	2	11.909
DC97-420	2	15	DC02-914	2	15.945
DC97-420	2	15.6	DC02-914	2	4.991
DC97-420	2	3.023	DC02-914	2	4.569
DC97-420	2	3.029	DC02-914	2	9.172
DC97-421	2	29.865	DC02-914	2	9.894
DC97-421	2	30	DC02-914	2	6.371
DC97-421	2	3.834	DC02-914	2	4.4
DC97-422	2	3.982	DC02-914	2	3.215
DC97-422	2	9.843	DC02-915	2	4.453
DC97-422	2	3.673	DC02-915	2	12.444
DC97-424	2	6.14	DC02-915	2	4.076
DC97-424	2	3.22	DC02-915	2	6.289
DC97-426	2	3.04	DC02-915	2	4.218
DC97-426	2	3.07	DC02-915	2	3.347
DC97-426	2	4.69	DC02-916	2	8.279
DC97-426	2	3.94	DC02-916	2	3.868
DC97-426	2	18.5	DC02-916	2	3.407
DC97-426	2	6.14	DC02-917	2	5.877
DC97-427	2	3.93	DC02-917	2	3.718
DC97-427	2	12.7	DC02-917	2	6.468

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC97-427	2	11.7	DC02-917	2	5.197
DC97-427	2	5	DC02-917	2	5.457
DC97-427	2	4.35	DC02-917	2	3.908
DC97-428	2	5.759	DC02-917	2	4.159
DC97-428	2	3.556	DC02-917	2	4.883
DC97-428	2	7.968	DC02-917	2	3.15
DC97-428	2	10.567	DC02-917	2	3.845
DC97-428	2	7.171	DC02-918	2	7.183
DC97-428	2	4.366	DC02-918	2	8.19
DC97-428	2	7.212	DC02-918	2	6.469
DC97-428	2	6.143	DC02-918	2	20
DC97-428	2	6.666	DC02-918	2	20
DC97-436	2	7.36	DC02-918	2	3.013
DC97-436	2	6.25	DC02-919	2	4.337
DC97-436	2	3.24	DC02-919	2	6.293
DC97-447	2	3.57	DC02-919	2	6.573
DC97-447	2	5.08	DC02-920	2	3.448
DC97-447	2	5.04	DC02-921	2	8.215
DC97-447	2	3.682	DC02-921	2	10.808
DC97-448	2	15.6	DC02-926	2	4.897
DC97-448	2	27.209	DC02-926	2	4.935
DC97-448	2	4.46	DC02-926	2	12.034
DC98-454	2	3.282	DC02-926	2	4.627
DC98-454	2	25.1	DC02-929	2	3.676
DC98-454	2	19.3	DC02-929	2	3.308
DC98-454	2	4.62	DC02-933	2	6.912
DC98-455	2	4.141	DC02-933	2	7.593
DC98-455	2	4.611	DC02-933	2	3.389
DC98-455	2	4.401	DC02-933	2	5.125
DC98-456	2	13.7	DC02-933	2	3.275
DC98-456	2	10.5	DC02-933	2	3.782
DC98-457	2	3.051	DC02-933	2	5.888
DC98-457	2	5.92	DC02-934	2	6.26
DC98-458	2	4.179	DC02-934	2	4.397
DC98-458	2	30	DC02-934	2	4.096
DC98-460	2	4.76	DC02-934	2	10.88
DC98-460	2	3.85	DC02-934	2	7.45
DC98-460	2	13.8	DC02-934	2	3.548
DC98-460	2	6.84	DC02-935	2	6.794
DC98-460	2	3.52	DC02-935	2	5.152
DC98-460	2	4.07	DC02-935	2	6.572
DC98-460	2	6.91	DC02-936	2	3.933
DC98-460	2	3.77	DC02-936	2	3.31
DC98-460	2	22.1	DC02-936	2	3.737
DC98-460	2	13	DC02-936	2	6.262
DC98-460	2	23.2	DC02-936	2	3.729
DC98-460	2	7.57	DC02-936	2	5.182
DC98-460	2	6.08	DC02-936	2	4.33
DC98-460	2	8.95	DC02-936	2	6.485
DC98-462	2	4.21	DC02-937	2	4.022
DC98-462	2	15	DC02-937	2	7.086

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-462	2	22.8	DC02-937	2	8.794
DC98-462	2	6.5	DC02-937	2	7.042
DC98-463	2	6.2	DC02-937	2	6.695
DC98-463	2	5.757	DC02-937	2	6.42
DC98-463	2	3.85	DC02-937	2	3.217
DC98-463	2	6.209	DC02-937	2	10.775
DC98-463	2	4.71	DC02-938	2	9.35
DC98-463	2	5.589	DC02-938	2	6.172
DC98-463	2	3.546	DC02-938	2	4.67
DC98-463	2	22.329	DC02-939	2	4.726
DC98-463	2	12.774	DC02-939	2	3.535
DC98-465	2	10	DC02-939	2	4.424
DC98-465	2	6.03	DC02-939	2	16.692
DC98-465	2	4.18	DC02-939	2	13.01
DC98-465	2	3.78	DC02-939	2	3.119
DC98-467	2	7.1	DC02-947	2	3.281
DC98-467	2	5.888	DC02-947	2	7.646
DC98-467	2	19.075	DC02-947	2	15.461
DC98-467	2	5.295	DC02-947	2	9.193
DC98-467	2	6.939	DC02-947	2	8.457
DC98-467	2	6.055	DC02-947	2	8.53
DC98-468	2	5.726	DC02-948	2	4.408
DC98-468	2	4.479	DC02-948	2	10.686
DC98-468	2	7.302	DC02-948	2	18.209
DC98-468	2	6.362	DC02-948	2	10.45
DC98-468	2	4.08	DC02-948	2	3.149
DC98-469	2	8.344	DC02-948	2	3.81
DC98-469	2	5.32	DC02-949	2	3.893
DC98-469	2	3.772	DC02-949	2	4.975
DC98-469	2	4.982	DC02-949	2	3.586
DC98-469	2	3.196	DC02-949	2	6.938
DC98-469	2	30	DC02-949	2	4.374
DC98-469	2	9.496	DC02-949	2	7.592
DC98-470	2	3.75	DC02-949	2	10.33
DC98-470	2	4.175	DC02-949	2	4.043
DC98-470	2	5.975	DC02-949	2	5.401
DC98-470	2	5.1	DC02-949	2	3.028
DC98-471	2	6.473	DC02-958	2	3.166
DC98-475	2	4.55	DC02-958	2	4.295
DC98-476	2	3.7	DC02-958	2	4.068
DC98-476	2	3	DC02-959	2	3.559
DC98-476	2	17.8	DC02-960	2	3.775
DC98-478	2	10.29	DC02-960	2	3.075
DC98-478	2	4.938	DC02-960	2	4.309
DC98-478	2	5.16	DC02-960	2	5.489
DC98-478	2	6.724	DC02-960	2	14.394
DC98-479	2	5.988	DC02-960	2	6.73
DC98-479	2	8.659	DC02-960	2	4.503
DC98-479	2	9.843	DC02-960	2	5.466
DC98-481	2	10.539	DC02-960	2	6.524
DC98-487	2	4.97	DC02-960	2	7.226

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-487	2	5.52	DC02-960	2	8.149
DC98-487	2	8.2	DC02-960	2	3.439
DC98-487	2	16.9	DC02-961	2	13.779
DC98-487	2	5.23	DC02-961	2	18.594
DC98-487	2	14	DC02-961	2	6.669
DC98-487	2	6	DC02-961	2	3.434
DC98-487	0.6	12.7	DC02-961	2	4.767
DC98-489	2	3.07	DC02-961	2	5.915
DC98-489	2	4.69	DC02-961	2	9.472
DC98-489	2	4.81	DC02-961	2	7.151
DC98-489	2	10.8	DC02-961	2	5.489
DC98-489	2	5.89	DC02-961	2	11.151
DC98-489	2	6.04	DC02-961	2	5.527
DC98-494	2	5.394	DC02-962	2	3.625
DC98-494	2	5.813	DC02-962	2	12.696
DC98-494	2	5.517	DC02-962	2	5.442
DC98-494	2	13.055	DC02-963	2	4.902
DC98-494	2	3.745	DC02-963	2	3.068
DC98-494	2	5.955	DC02-964	2	3.154
DC98-499	2	3.753	DC02-964	2	5.479
DC98-500	2	5.14	DC02-964	2	3.853
DC98-503	2	3.544	DC02-965	2	7.913
DC98-503	2	3.168	DC02-965	2	9.222
DC98-503	2	6.186	DC02-965	2	12.157
DC98-503	2	12.715	DC02-967	2	3.366
DC98-503	2	8.837	DC02-967	2	7.833
DC98-503	2	8.294	DC02-967	2	4.101
DC98-503	2	30	DC02-967	2	3.219
DC98-503	2	12.3	DC02-968	0.9	4.81
DC98-507	2	10.86	DC02-970	2	3.45
DC98-508	2	16.65	DC02-970	2	3.455
DC98-508	2	5.05	DC02-970	2	3.565
DC98-508	2	5.24	DC02-970	2	7.645
DC98-511	2	5.094	DC02-970	2	6.845
DC98-511	2	8.144	DC02-970	2	4.61
DC98-511	2	5.489	DC02-970	2	5.655
DC98-511	2	4.977	DC02-970	2	3.795
DC98-517	2	6.757	DC02-971	2	3.246
DC98-517	2	10.236	DC02-971	2	3.4
DC98-520	2	4.22	DC02-971	2	6.294
DC98-524	2	3.17	DC02-971	2	5.06
DC98-526	2	3.43	DC02-971	2	4.314
DC98-530	2	4.49	DC02-971	2	4.45
DC98-530	2	7.5	DC02-971	2	4.028
DC98-533	2	5.85	DC02-971	2	3.134
DC98-533	2	5.65	DC02-972	2	4.031
DC98-535	2	5.256	DC02-972	2	3.258
DC98-535	2	6.54	DC02-972	2	3.554
DC98-535	2	10.9	DC02-972	2	6.375
DC98-535	2	4.84	DC02-972	2	8.005
DC98-535	2	3.59	DC02-972	2	5.853

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC98-535	2	4.87	DC02-972	2	3.708
DC99-571	2	9.625	DC05-1019	2	4.662
DC99-571	2	3.369	DC05-1019	2	11.01
DC99-577	2	3.846	DC05-1019	2	4.878
DC99-577	2	3.46	DC05-1020	2	7.12
DC99-577	2	6.85	DC05-1020	2	7.075
DC99-577	2	8.555	DC05-1021	2	4.21
DC99-577	2	8.515	DC05-1021	2	3.74
DCR96-309	2	7.367	DC05-1021	2	3.563
DCR96-309	2	4.164	DC05-1021	2	5.365
DCR96-311	2	8.247	DC05-1022	2	6.607
DCR96-311	2	3.204	DC05-1022	2	5.745
DCR96-312	2	7.157	DC05-1022	2	5.272
DCR96-323	2	8.058	DC05-1022	2	7.154
DCR96-323	2	4.095	DC05-1022	2	3.384
DCR96-324	2	11.616	DC05-1022	2	6.406
DCR96-324	2	4.041	DC05-1022	2	8.11
DR02-952	2	7.661	DC05-1022	2	3.353
DR02-952	2	17.588	DC05-1022	2	4.214
DR02-952	2	7.073	DC05-1022	2	4.806
DR02-952	2	10.548	DC05-1022	2	3.775
DR02-952	2	18.142	DC05-1022	2	4.35
DR02-952	2	9.304	DC05-1022	2	3.772
DR02-952	2	14.169	DC05-1022	2	12.102
DR02-952	2	6.548	DC05-1022	2	14.594
DR97-349	2	4.19	DC05-1022	2	6.701
DR97-349	2	4.119	DC05-1022	2	4.067
DR97-349	2	4.029	DC05-1022	2	4.114
DR97-349	2	14.3	DC05-1022	2	4.142
DR97-349	2	17.9	DC05-1022	2	6.6
DR97-349	2	21.084	DC05-1022	2	4.741
DR97-349	2	3.203	DC05-1022	2	4.753
DR97-350	2	3.395	DC05-1022	2	4.968
DR97-350	2	4.103	DC05-1022	2	4.064
DR97-352	2	30	DC05-1022	2	4.585
DR97-352	2	6.838	DC05-1022	2	3.691
DR97-352	2	3.133	DC05-1022	1.8	3.19
DR97-352	2	3.21	DC05-1060	2	12.5
LT-01A	2	3.389	DC05-1060	2	5.16
LT-01A	2	3.389	DC05-1060	2	5.787
LT-03	2	3.23	DC05-1060	2	5.178
LT-03	2	6.43	DC05-1060	2	3.75
LT-03	2	4.99	DC05-1060	2	3.69
LT-03	2	3.51	DC05-1060	2	10.35
LT-03	2	3.28	DC05-1060	2	3.39
LT-03	2	4.41	DC05-1060	2	4.17
LT-03	2	3.91	DC05-1060	2	9.3
LT-08A	2	7.759	DC05-1060	2	3.18
LT-08A	2	4.949	DC05-1060	2	3.95
LT-08A	2	4.168	DC05-1062	2	4.059
LT-08A	2	5.374	DC05-1062	2	7.927

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
LT-11	2	3.39	DC05-1062	2	3.172
LT-11	2	5.925	DC05-1062	2	3.048
LT-11	2	3.134	DC05-1062	2	6.753
LT-13	2	3.25	DC05-1062	2	10.547
LT-13	2	3.7	DC05-1062	2	6.133
LT-14B	2	3.664	DC05-1062	2	10.268
LT-14E	2	4.212	DC05-1062	2	3.663
LT-14E	2	4.743	DC05-1062	2	4.233
LT-14E	2	5.274	DC05-1062	2	6.033
LT-14E	2	5.137	DC05-1062	2	8.829
LT-14E	2	3.681	DC05-1062	2	5.902
LT-14E	2	3.801	DC05-1062	2	3.811
LT-19A	2	4.795	DC05-1062	2	5.394
LT-19A	2	3.048	DC05-1062	2	19.178
LT-22	2	3.11	DC05-1062	2	13.458
LT-24	2	4.45	DC05-1062	2	5.402
LT-24	2	4.21	DC05-1062	2	4.977
LT-24	2	3.97	DC05-1062	2	6.671
LT-24	2	7.85	DC05-1062	2	6.698
LT-24	2	4.9	DC05-1062	2	6.468
LT-25B	2	3.75	DC05-1062	2	5.524
LT-25B	2	6.15	DC05-1062	2	4.159
LT-25B	2	3.2	DC05-1062	2	6.079
LT-25B	2	3.15	DC05-1062	2	6.386
LT-25C	2	4.15	DC05-1062	2	7.435
LT-25C	2	4.15	DC05-1062	2	8.144
LT-26	2	4.34	DC05-1062	2	7.947
LT-30	2	6.245	DC05-1062	2	3.348
LT-30	2	5.16	DC05-1062	2	4.906
LT-30	2	3.46	DC05-1062	2	5.667
LT-30	2	3.61	DC05-1062	2	5.582
LT-30	2	5.28	DC05-1062	1.8	7.533
LT01-60	2	6.025	DC05-1064	2	6.301
LT96-29B-6	2	3.66	DC05-1064	2	3.113
LT96-29B-6	2	6.665	DC05-1069	2	5.243
LT96-29B-6	2	9.67	DC05-1069	2	3.277
LT96-33-4	2	3.02	DC05-1069	2	9.73
LT96-33-4	2	3.48	DC05-1069	2	6.734
LT96-33-5	2	4.77	DC05-1069	2	11.248
LT96-33-5	2	3.515	DC05-1069	2	5.438
LT96-34-9	2	3.47	DC05-1069	2	3.909
LT97-03-2	2	3.1	DC05-1069	2	3.458
LT97-03-2	2	3.81	DC05-1069	2	4.843
LT97-03-7	2	4.39	DC05-1069	2	7.57
LT97-03-7	2	3.64	DC05-1069	2	7.095
LT97-03-7	2	3.27	DC05-1069	2	4.621
LT97-13A1	2	4.69	DC05-1069	2	3.047
LT97-13A1	2	4.28	DC05-1069	2	3.26
LT97-13A1	2	4.98	DC05-1069	2	3.286
LT97-13A1	2	8.79	DC05-1071	2	3.94
LT97-13A1	2	7.49	DC05-1071	2	15.8

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
LT97-13A1	2	6.32	DC05-1071	2	6.84
LT97-13A1	2	9.42	DC05-1071	2	5.37
LT97-13A1	2	4.64	DC05-1071	2	10.15
LT97-13A19	2	5.22	DC05-1071	2	5.17
LT97-13A19	2	13.7	DC05-1071	2	6.47
LT97-13A19	2	4.46	DC05-1071	2	8.68
LT97-13A19	2	7.28	DC05-1071	2	5.16
LT97-13A19	2	3.33	DC05-1071	2	18.45
LT97-13A19	2	4.24	DC05-1073	2	7.274
LT97-13A19	2	5.96	DC05-1073	2	6.929
LT97-13A19	2	3.44	DC05-1073	2	4.375
LT97-13B-1	2	4.52	DC05-1073	2	3.664
LT97-13B-1	2	3.19	DC05-1073	2	3.367
LT97-13B-1	2	5.32	DC05-1073	2	7.107
LT97-13B-1	2	7.84	DC05-1073	2	4.58
LT97-13B-1	2	4.54	DC05-1075	2	3.246
LT97-13B-8	2	4.38	DC05-1075	2	3.743
LT97-13B-8	2	6.39	DC05-1075	2	3.935
LT97-17B24	2	18.4	DC05-1075	2	4.017
LT97-17B24	2	6.66	DC05-1075	2	3.192
LT97-24	2	18	DC05-1075	2	5.115
LT97-39-16	2	11.4	DC05-1075	2	4.198
LT97-39-16	2	3.02	DC05-1075	2	5.811
LT97-39-16	2	4.37	DC05-1075	2	5.644
LT97-40B	2	3.8	DC05-1075	2	3.489
LT97-40B	2	3.68	DC05-1077	2	5.083
LT97-41-1	2	4.84	DC05-1079	2	3.166
LT97-41-1	2	19.8	DC05-1079	2	3.578
LT97-41-1	2	5.46	DC05-1079	2	3.932
LT97-42-14	2	7.93	DC05-1079	2	5.414
LT97-42-14	2	6.14	DC05-1079	2	4.728
LT97-42-4	2	5.95	DC05-1079	2	3.842
LT97-42-7	2	10.49	DC05-1079	2	4.564
LT97-42-7	2	4.5	DC97-401	2	5.46
LT97-42-7	2	6.39	DC97-401	2	6.252
LT97-44-27	2	4.04	DC97-401	2	6.744
LT97-44-27	2	3.23	DC97-401	2	3.726
LT97-44-8	2	3.27	DC97-401	2	4.184
LT97-44-8	2	8.44	DC97-401	2	7.485
LT97-44C	2	8.12	DC97-401	2	6.413
LT98-27-00	2	7.53	DC97-401	2	20
LT98-27-00	2	16.86	DC97-401	2	19.64
LT98-27-00	2	16.12	DC97-401	2	16.21
LT98-27-45	2	9.51	DC97-401	2	13.377
LT98-27-45	2	8.78	DC97-401	2	3.181
LT98-27-45	2	4.38	DC97-401	2	6.761
LT98-27-45	2	4.385	DC97-401	2	7.506
LT98-27-45	2	4.39	DC97-402	2	5.178
LT98-27-45	2	4.94	DC97-402	2	3.883
LT98-27-45	2	3.045	DC97-402	2	5.428
LT98-27-45	2	3.85	DC97-402	2	3.694

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
LT98-28270	2	3	DC97-403	2	3.854
LT98-32-1	2	3.37	DC97-403	2	20
LT98-32-1	2	3.705	DC97-403	2	3.234
LT98-32-1	2	4.04	DC97-403	2	5.065
LT98-32-3	2	3.13	DC97-403	2	14.73
LT98-32-3	1	5.87	DC97-429	2	3.203
LT98-54-00	2	4.12	DC97-429	2	4.475
LT98-54-38	2	6.65	DC97-429	2	4.445
LT98-54-38	2	3.37	DC97-430	2	7.13
LT98-54-38	2	3.9	DC97-430	2	9.82
LT98-54-38	2	3.57	DC97-432	2	4.57
LT98-55A34	2	3.46	DC97-432	2	3.96
LT98-55A34	2	3.01	DC97-432	2	3.54
LT99-58-1	2	4.3	DC97-432	2	4.85
LT99-58-1	2	3.22	DC98-502	2	17.7
LT99-59-1	2	6.705	DC98-502	2	20
QT-04	2	4.01	DC98-502	2	13.6
QT-04	2	3	DC98-502	2	8.2
QT-04	2	4.56	DC98-502	2	4.993
QT-04	2	5.96	DC98-502	2	11.1
QT-04	2	4.915	DC98-502	2	4.26
QT-04	2	3.87	DC98-505	2	3.53
QT-04	2	5.31	DC98-512	2	7.8
QT-04	2	5.55	DC98-512	2	5.97
QT-04	2	5.79	DC98-512	2	5.11
QT-04	2	5.41	DC98-512	2	6.394
RC-013	2	12.789	DC98-512	2	8.18
RC-013	2	18.48	DC98-512	2	4.52
RC-013	2	5.029	DC98-512	2	4.37
RC-014	2	3.414	DC98-514	2	4.191
RC-014	2	5.838	DC98-514	2	20
RC-015	2	3.788	DC98-514	2	7.365
RC-018	2	5.195	DC98-527	2	4.35
RC-019	2	4.714	DC98-527	2	20
RC-023	2	3.119	DC98-527	2	6.21
RC-044	2	3.435	DC98-527	2	3.53
RC-048	2	4.015	DC98-527	2	6.2
RC-048	2	3.441	DC98-531	2	3.55
RC-086	2	15.793	DC98-534	2	3.42
RC-091	2	3.241	DC98-534	2	5.62
RC-098	2	5.642	DC98-534	2	3.56
RC-100	2	5.25	DC98-537	2	3.174
RC-100	2	14.983	DC98-537	2	3.502
RC-101	2	5.72	DC99-566	2	6.714
RC-101	2	30	DC99-566	2	10.29
RC-101	2	28.629	DC99-566	2	5.079
RC-101	2	17.452	DC99-566	2	8.195
RC-103	2	19.749	DC99-566	2	6.567
RC-103	2	4.272	DC99-566	2	4.755
RC-110	2	4.522	DC99-569	2	4.18
AT99-3-3	2	5.12	DC99-569	2	6.2

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC02-948	2	4.87	DC99-569	2	6.4
DC02-948	2	3.851	DC99-569	2	8.7
DC02-948	2	5.245	DCR96-314	2	4.706
DC02-948	2	3.869	DCR96-314	2	7.674
DC02-948	2	6.406	DCR96-314	2	9.464
DC02-948	2	14.979	DCR96-314	2	16.689
DC02-948	2	8.912	DCR96-314	2	10.207
DC02-958	2	7.525	DCR96-314	2	7.663
DC02-959	2	3.384	DCR96-314	2	4.867
DC02-961	2	4.25	DCR96-317	0.9	3.81
DC02-961	2	4.972	DR02-628	2	4.444
DC02-963	2	3.348	DR02-753	2	7.398
DC02-963	2	8.1	DR02-753	0.7	3.31
DC02-963	2	11.021	DR02-796	2	3.063
DC02-963	2	3.232	DR02-796	2	4.521
DC02-965	2	18.53	DR02-796	2	5.563
DC02-965	2	8.653	DR02-796	2	5.288
DC02-965	2	12.914	DR02-796	2	4.075
DC02-971	2	9.883	DR02-796	2	4.557
DC02-972	2	5.77	DR02-796	2	5.711
DC02-972	2	3.597	DR02-796	2	5.381
DC05-1019	2	12.689	DC01-589	2	4.872
DC05-1020	2	17.19	DC01-589	2	6.919
DC05-1020	2	21.6	DC01-589	2	10.198
DC05-1020	2	3.702	DC01-589	2	4.873
DC05-1020	2	6.091	DC01-589	2	5.903
DC05-1020	2	3.125	DC01-589	2	5.274
DC05-1020	2	3.098	DC01-589	2	5.594
DC05-1020	2	3.652	DC01-590	2	4.211
DC05-1020	2	4.9	DC01-590	2	6.655
DC05-1021	2	4.635	DC01-591	2	4.241
DC05-1021	2	7.19	DC01-591	2	5.931
DC05-1021	2	7.106	DC01-599	2	3.703
DC05-1022	2	11.393	DC01-604	2	3.025
DC05-1022	2	8.655	DC01-604	2	7.035
DC05-1022	2	5.538	DC01-604	2	8.414
DC05-1022	2	7.618	DC01-604	2	22
DC05-1060	2	3.001	DC01-604	2	6.283
DC05-1062	2	11.263	DC01-604	2	3
DC05-1062	2	3.927	DC01-604	2	8.141
DC05-1062	2	3.739	DC01-604	2	8.416
DC05-1062	2	3.759	DC01-610	2	7.602
DC05-1062	2	4.207	DC01-610	2	13.857
DC05-1064	2	4.058	DC01-610	2	5.594
DC05-1071	2	3.09	DC01-610	2	12.083
DC05-1071	2	4.32	DC01-612	2	6.996
DC05-1073	2	3.391	DC01-618	2	3.206
DC05-1073	2	5.624	DC01-619	2	5.814
DC05-1073	2	4.86	DC01-619	2	7.577
DC05-1075	2	3.225	DC02-729	2	4.953
DC97-400	2	4.866	DC02-729	2	15.651

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC97-400	2	9.769	DC02-729	2	10.305
DC97-402	2	3.93	DC02-729	2	16.743
DC97-429	2	4.66	DC02-729	2	3.189
DC97-429	2	6.652	DC02-733	2	3.306
DC97-432	2	5.7	DC02-733	2	4.08
DC98-502	2	3.36	DC02-733	2	4.89
DC98-502	2	3.33	DC02-734	2	5.668
DC98-514	2	11.75	DC02-734	2	8.434
DC98-514	2	4.16	DC02-734	2	9.335
DC98-514	2	13.842	DC02-735	2	7.52
DC98-522	2	3.1	DC02-735	2	3.815
DC98-522	2	5.26	DC02-739	2	5.68
DC98-522	2	4.79	DC02-739	2	5.778
DC98-522	2	9.44	DC02-739	2	3.434
DC98-522	2	3.82	DC02-739	2	3.586
DC98-522	2	6.51	DC02-739	2	22
DC98-534	2	7.87	DC02-744	2	3.01
DC98-534	2	7.87	DC02-744	2	5.436
DC99-560	2	8.05	DC02-744	2	6.423
DC99-566	2	19.933	DC02-855	2	19.15
DC99-566	2	16.162	DC02-855	2	13.154
DC99-566	2	5.306	DC02-855	2	6.735
DC99-566	2	3.914	DC02-855	2	4.541
DC99-566	2	6.157	DC02-864	2	5.676
DC99-566	2	5.378	DC02-864	2	6.575
DC99-566	2	3.821	DC02-864	2	3.877
DC99-569	2	4.47	DC02-870	2	5.28
DC99-569	2	5.07	DC02-870	2	3.294
DC99-569	2	3.35	DC02-875	2	3.463
DR02-629	2	11.828	DC02-877	2	3.034
DR02-629	2	5.288	DC02-879	2	5.615
DR02-630	2	5.52	DC02-879	2	6.105
DR02-630	2	10.123	DC02-879	2	3.136
DR02-630	2	6.656	DC02-889	2	5.68
DC02-926	2	5.68	DC02-889	2	11.536
DC02-926	2	3.995	DC02-889	2	11.067
DC02-926	2	7.202	DC02-894	2	5.328
DC02-926	2	4.098	DC02-894	2	15.447
DC02-928	2	3.299	DC02-900	2	4.169
DC02-928	2	3.025	DC02-900	2	22
DC02-928	2	4.786	DC02-910	2	3.449
DC02-930	2	5.023	DC02-910	2	4.031
DC02-936	2	11.352	DC02-910	2	3.19
DC02-936	2	8.627	DC02-911	2	3.87
DC02-937	2	3.524	DC02-913	2	3.212
DC02-937	2	6.168	DC02-915	2	3.056
DC02-937	2	22	DC02-915	2	3.075
DC02-937	2	8.591	DC02-916	2	3.45
DC02-939	2	5.697	DC02-917	2	4.476
DC02-939	2	5.929	DC02-917	2	5.71
DC02-947	2	4.574	DC02-917	2	3.247

Hole ID	Length (m)	Composite Au g/t	Hole ID	Length (m)	Composite Au g/t
DC02-947	2	3.898	DC02-917	2	3.133
DC02-947	2	3.004	DC02-917	2	3.311